Advaxis, Inc.

Common Stock

This is an offering (the “Offering”) by the stockholders identified in this prospectus (the “Selling Stockholders”) of the following shares of Common Stock, $0.001 par value, of Advaxis, Inc. (the “Company” or “Advaxis”) issued to them:

•	Up to 12,037,550 shares of outstanding shares as of March 31, 2007.

•
Up to 43,341,513 shares underlying our Convertible Secured Debentures due February 1, 2009 (the “Debentures”) sold in a February and March 2006 private placement of which 5,052,513 shares have been issued upon conversion of $775,000 principal amount of the Debentures.

•	Up to 24,130,588 shares underlying warrants, including 4,500,000 shares underlying warrants issued in the Debenture private placement

 All of the shares when sold will be sold by the Selling Stockholders who may sell the shares of common stock from time to time at prevailing market prices. We will not receive any proceeds from the sales by the Selling Stockholders, but we will receive the benefit of a reduction of indebtedness from the conversion of the Debentures and the receipt of funds by the cash exercise of the warrants.

Our Common Stock is quoted on the Over The Counter Bulletin Board, which is commonly referred to as the “OTC Bulletin Board” maintained by various broker dealers, under the symbol ADXS.OB

No underwriter or person has been engaged to facilitate the sale of shares of Common Stock in this offering. None of the proceeds from the sale of the shares by the Selling Stockholders will be placed in escrow, trust or any similar account. There are no underwriting commissions involved in this offering. We have agreed to pay all the costs of this offering. Selling Stockholders will not pay any offering expenses.

This offering is highly speculative and these securities involve a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 14 , 2007.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information in its public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services, and at the web site maintained by the SEC at http://www.sec.gov.

We have not authorized anyone to give any information or make any representation about the Offering that differs from, or adds to, the information in this prospectus or in its documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it. The delivery of this prospectus does not mean that there have not been any changes in our condition since the date of this prospectus. If you are in a jurisdiction where it is unlawful to offer the securities offered by this prospectus, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this prospectus does not extend to you. This prospectus speaks only as of its date except where it indicates that another date applies.

THIS PROSPECTUS IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

Certain information contained in this prospectus includes forward-looking statements (as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act) that reflect the Company’s current views with respect to future events and financial performance. Certain factors, such as unanticipated technological difficulties, the volatile and competitive biotechnological environment for products, changes in domestic and foreign economic, market and regulatory conditions, the inherent uncertainty of financial estimates and projections, the degree of success, if any, in concluding business partnerships or licenses with viable pharmaceutical or biotechnological companies, instabilities arising from terrorist actions and responses thereto, and other considerations described as “Risk Factors” in this prospectus could cause actual results to differ materially from those in the forward-looking statements. We assume no obligation to update the matters discussed in this prospectus.

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. You should read the following summary together with the more detailed information regarding our Company and the common stock being sold in this offering, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

History of the Company

We were originally incorporated in the state of Colorado on June 5, 1987 under the name Great Expectations, Inc. We were administratively dissolved on January 1, 1997 and reinstated June 18, 1998 under the name Great Expectations and Associates, Inc. In 1999, we became a reporting company under the Securities Exchange of 1934 (the “Exchange Act’). Until November 2004, we were a publicly-traded “shell” company without any business until November 12, 2004 when we acquired Advaxis, Inc., a Delaware corporation (“Advaxis”), through a Share Exchange and Reorganization Agreement, dated as of August 25, 2004 (the “Share Exchange”), by and among Advaxis, the stockholders of Advaxis and us. As a result of such acquisition, Advaxis became our wholly-owned subsidiary and our sole operating company. On December 23, 2004, we amended and restated our articles of incorporation and changed our name to Advaxis, Inc. On June 6, 2006 our shareholders approved the reincorporation of the Company from the state of Colorado to the state of Delaware by merging the Company into its wholly-owned subsidiary. As used herein, the words “Company” and "Advaxis" refer to the current Delaware corporation only unless the context references such entity prior to the June 6, 2006 reincorporation into Delaware. Our principal executive offices are located at Technology Centre of New Jersey, Suite 119, 675 US Highway One, North Brunswick, NJ 08902 and our telephone number is (732) 545-1590.

On July 28, 2005 we began trading on the Over-The-Counter Bulletin Board (OTC:BB) under the ticker symbol ADXS.OB

We maintain a website at www.advaxis.com which contains descriptions of our technology, our drugs and the trial status of each drug.

General

We are a development stage biotechnology company utilizing multiple mechanisms of immunity with the intent to develop cancer vaccines that are more effective and safer than existing vaccines. To that end, we have licensed rights from the University of Pennsylvania (“Penn”) to use a patented system to engineer a live attenuated Listeria monocytogenes bacteria (the “Listeria System”) to secrete a protein sequence containing a tumor-specific antigen. Using the Listeria System, we believe we will force the body’s immune system to process and recognize the antigen as if it were foreign, creating the immune response needed to attack the cancer. Our licensed Listeria System, developed at Penn over the past 10 years, provides a scientific basis for believing that this therapeutic approach induces a significant immune response to a tumor. Accordingly, we believe that the Listeria System is a broadly enabling platform technology that can be applied to many types of cancers. In addition, we believe there may be useful applications in infectious diseases and auto-immune disorders.

The therapeutic approach that comprises the Listeria System is based upon the innovative work of Yvonne Paterson, PhD., Professor of Microbiology at Penn, involving the creation of genetically engineered Listeria that stimulate the innate immune system and induce an antigen-specific immune response involving humoral and cellular components.

We have focused our initial development efforts upon cancer vaccines targeting cervical, prostate, breast, ovarian, lung and other cancers. Our lead products in development are as follows:

Product	Indication	Stage
Lovaxin C	Cervical, head and neck cancers	Phase I/II anticipated to be completed during six months ended July 31, 2007, Phase II study in cervical cancer anticipated to commence in 2007*

Lovaxin P	Prostate cancer	Pre-clinical; Phase I study anticipated to commence in late fiscal 2007

Lovaxin B	Breast cancer and melanoma	Pre-clinical; Phase I study anticipated to commence in late fiscal 2008

Lovaxin T	Cancer through control of telomerase	Pre-clinical

* See “Business - Research and Development Programs”.

Since our formation, we have had a history of losses, which as of January 31, 2007 aggregated $9,699,203, and because of the long development period for new drugs, we expect to continue to incur losses for several years. Our business plan to date has been realized by substantial outsourcing of virtually all major functions of drug development including scaling up for manufacturing, research and development, grant applications and others. The expenses of these outsourced services account for most of our accumulated loss. We cannot predict when, if ever, any of our product candidates will become commercially viable or FDA approved. Even if one or more of our products becomes commercially viable and receives FDA approval, we are not certain that we will ever become a profitable business.

SUMMARY CONSOLIDATED FINANCIAL DATA OF ADVAXIS

We were originally incorporated in the state of Colorado on June 5, 1987 under the name Great Expectations, Inc., administratively dissolved on January 1, 1997 and reinstated on June 18, 1998 under the name Great Expectations and Associates, Inc. On November 12, 2004, we acquired Advaxis, Inc., a Delaware corporation (“Advaxis”), pursuant to a Share Exchange and Reorganization Agreement, dated as of August 25, 2004 (the “Share Exchange”), by and among Advaxis, the stockholders of Advaxis and us. As a result, Advaxis became our wholly-owned subsidiary and our sole operating company. On December 23, 2004, we amended and restated our articles of incorporation and changed our name to Advaxis, Inc. The transaction was accounted for as a recapitalization. On June 6, 2006, the Company was reincorporated in the state of Delaware by merging the Company into its wholly owned subsidiary. The historical financial statements of Advaxis will be our financial statements for reporting purposes. Advaxis, Inc changed its fiscal year to October 31st and as a result is providing herein its audited financial statements for the years October 31, 2005 and 2006 and the period March 1, 2002 (inception) to October 31, 2006.

The following condensed statement of operations data for the years ended October 31, 2005 and October 31, 2006 and the period March 1, 2002 (inception) to October 31, 2006 are derived from Advaxis’ financial statements and the related notes, audited by Goldstein Golub Kessler LLP, Certified Public Accountants, 1185 Avenue of the Americas, Suite 500, New York, NY 10036-2602, Advaxis’ independent registered public accounting firm, included elsewhere herein. The condensed unaudited statement of operations data for the year ended October 31, 2004, the three month periods ended January 31, 2006 and January 31, 2007 and the period March 1, 2002 (inception) to January 31, 2007 are derived from Advaxis’ unaudited financial statements, which have been prepared on a basis consistent with Advaxis’ audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of Advaxis’ financial position and results of operations. The results of operations for any interim period are not necessarily indicative of results to be expected for the entire year. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended October 31,			Three Months Ended January 31,		Period from March 1, 2002 (inception) to
	2004	2005	2006	2006	2007	October 31, 2006	January 31, 2007
	(unaudited)			(unaudited)	(unaudited)		(unaudited)
Statement of Operations Data:
Revenue	$116,806	$552,868	$431,961	$329,928	$146,307	$1,105,235	$1,251,542
Total operating expenses	$715,754	$2,395,328	$3,481,226	$798,990	$1,339,179	$7,591,841	$8,931,020
Interest expense (income)	$13,132	$(7,307)	$(437,299)	$(1,008)	$(153,355)	$(466,027)	$(619,382)
Other income	$72	$43,978	$90,899	$11,931	$26,326	$136,422	$162,748
Net changes in fair value of common stock warrant liability and embedded derivative liability	—	—	$(2,802,078)	—	$1,282,871	$(2,802,078)	$(1,519,207)

Net loss	$(655,892)	$(1,805,789)	$(6,197,744)	$(458,139)	$(37,030)	$(9,618,289)	$(9,655,319)
Loss per Share Information:
Net loss per share, basic and diluted	$(0.04)	$(0.05)	$(0.16)	$(0.01)	$(0.00)

	October 31,	October 31,	October 31,	January 31,
	2004	2005	2006	2007
	(unaudited)			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$32,279	$2,075,206	$2,761,166	$1,977,809
Intangible assets	$469,803	$751,088	$956,409	$959,842
Total assets	$502,083	$2,904,039	$4,002,704	$3,239,714
Total liabilities	$1,841,579	$1,152,465	$7,709,845	$6,441,447
Shareholders’ (Deficiency) Equity	$(1,339,496)	$1,751,575	$(3,707,141)	$(3,201,733)

THE OFFERING

Common stock offered by Selling Stockholders	48,502,633 shares(1)

Common stock outstanding as of March 31, 2007	44,849,283 shares (2)

Use of proceeds	We will not receive any proceeds from the sale of the common stock, but we will receive funds from the exercise of warrants by Selling Stockholders, if exercised for cash.

“OTC Bulletin Board Quote” as of March 30, 2007.	$.23

(1)
Represents 12,037,550 shares issued to Selling Shareholders, 24,130,588 shares which may be acquired upon exercise of warrants issued to Selling Stockholders, and 12,334,495 shares which may be acquired upon conversion of principal and interest on our Debentures issued to a Selling Stockholder in February and March 2006 at a fixed conversion price (“fixed conversion price”) of $0.287 per share. As of March 31, 2007 to date $775,000 of the principal was converted into aggregate of 5,052,513 shares acquired leaving a principal of $2,225,000 to be converted excluding interest. Assuming the “market price” conversion price of $0.2185 per share (95% of the March 30, 2007 closing price) the number of shares upon conversion will be higher. Such price is to be revised upward to $0.287 or downward if the “market price” as defined is lower at time of conversion in which event the number of shares issued upon conversion will increase. Up to an additional 31,007,018 shares may be offered for resale by the Selling Stockholders pursuant to this Prospectus in the event the shares were acquired by the Selling Stockholders as a result of conversions or dividend payments at a price less than $0.287 per share.

(2)	The number of shares of common stock outstanding as of March 31, 2007 listed above excludes, in addition to the shares offered,

•	25,009,220 shares issuable upon exercise of the warrants with exercise prices ranging from $0.1952 to $0.40 per share;

•	8,512,841 additional shares of common stock issuable upon exercise of options;

•	Commitments to issue stock, options or warrants.

ADDITIONAL INFORMATION

In this prospectus, the terms “we”, “us”, and “our” refer to Advaxis, Inc., a Delaware corporation, and its consolidated subsidiary, Advaxis, as appropriate in the context, and, unless the context otherwise requires, “common stock” refers to the common stock, par value $0.001 per share, of Advaxis, Inc.

RISK FACTORS

An investment in the common stock is highly speculative, involves a high degree of risk, and should be made only by investors who can afford a complete loss. You should carefully consider, together with the other matters referred to in this prospectus, the following risk factors before you decide whether to buy our common stock.

Risks Specific to Us

We are a development stage company.

We are an early development stage company with a history of losses and can provide no assurance as to future operating results. As a result of losses which will continue throughout our development stage, we may exhaust our financial resources and be unable to complete the development of our products. Our deficit will continue to grow during our drug development period.

We have sustained losses from operations in each fiscal year since our inception and losses are expected to continue, due to the substantial investment in research and development, for the next several years. At October 31, 2006 and January 31, 2007, we had an accumulated deficit of ($9,662,173) and ($9,699,203), respectively and stockholders’ deficiency of ($3,707,141) and ($3,201,733), respectively. We expect to spend substantial additional sums on the continued research and development of proprietary products and technologies with no certainty that losses will not increase or that we will ever become profitable as a result of these expenditures.

We will require substantial additional financing in order to meet our business objectives.

Although we believe that the net proceeds received from private placements (i) in November 2004 of the Units of shares of our common stock and of our warrants, and (ii) in February and March 2006 of our $3,000,000 Debenture (iii) current funding plans will be sufficient to finance our currently planned operations for the near-term (approximately 12 months), such amounts will not be sufficient to meet our longer-term cash requirements or cash requirements for the commercialization of certain products currently in development. We will be required to find additional equity or debt securities placements or enter into other financial arrangements, including relationships with corporate and other partners, in order to raise substantial additional capital during the five to ten year period of product development and the United States Food and Drug Administration (“FDA”) testing through Phase III testing. Depending upon market conditions, we may not be successful in raising sufficient additional capital for our long-term requirements. If we fail to raise sufficient additional financing we will not be able to develop our product candidates, we will be required to reduce staff, reduce or eliminate research and development, slow the development of our product candidates and outsource or eliminate several business functions. Even if we are successful in raising such additional financing, we may not be able to successfully complete planned clinical trials, development, and marketing of all, or of any, of our product candidates. In such event, our business, prospects, financial condition and results of operations could be materially adversely affected. We may be required to reduce our staff, discontinue certain research or development programs of our future products, and cease to operate. We may not be able to conduct further clinical trials in Lovaxin C. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operations”.

Our limited operating history does not afford investors a sufficient history on which to base an investment decision.

We commenced our Listeria System vaccine development business in February 2002 and have existed as a development stage company since such time. Prior thereto we conducted no business. Accordingly, we have a limited operating history. Investors must consider the risks and difficulties we have encountered in the rapidly evolving vaccine and therapeutic biopharmaceutical industry. Such risks include the following:

•	competition from companies that have substantially greater assets and financial resources than we have;

•	need for acceptance of products;

•	ability to anticipate and adapt to a competitive market and rapid technological developments;

•	amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

•	need to rely on multiple levels of outside funding due to the length of the product development cycles and governmental approved protocols associated with the pharmaceutical industry; and

•	dependence upon key personnel including key independent consultants and advisors.

We cannot be certain that our strategy will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition and results of operations could be materially and adversely affected. We may be required to reduce our staff, discontinue certain research or development programs of our future products, and cease to operate. We may not be able to complete the current clinical trial in Lovaxin C or conduct additional clinical trials.

We can provide no assurance of the successful and timely development of new products.

Our products are at various stages of research and development. Further development and extensive testing will be required to determine their technical feasibility and commercial viability. Our success will depend on our ability to achieve scientific and technological advances and to translate such advances into reliable, commercially competitive products on a timely basis. Vaccine products that we may develop are not likely to be commercially available until five to ten or more years. The proposed development schedules for our products may be affected by a variety of factors, including technological difficulties, proprietary technology of others, and changes in governmental regulation, many of which will not be within our control. Any delay in the development, introduction or marketing of our products could result either in such products being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in the shortening of their commercial lives. In light of the long-term nature of our projects, the unproven technology involved and the other factors described elsewhere in “Risk Factors”, there can be no assurance that we will be able to complete successfully the development or marketing of any new products. See “Business - Research and Development Program”.

Our research and development expenses are subject to uncertainty.

Factors affecting our research and development (or R&D) expenses include, but are not limited to:

•
The number of and the outcome of clinical studies we are planning to conduct. For example, our R&D expenses may increase based on the number of late-stage clinical studies which we may be required to conduct;

•
The number of products entering into development from late-stage research. For example, there is no guarantee that internal research efforts will succeed in generating sufficient data for us to make a positive development decision or that an external candidate will be available on terms acceptable to us. Some promising candidates may not yield sufficiently positive pre-clinical results to meet our stringent development criteria;

•
In-licensing activities, including the timing and amount of related development funding or milestone payments. For example, we may enter into agreements requiring us to pay a significant up-front fee for the purchase of in-process research and development which we may record as an R&D expense;

•	Market conditions. For example, when we seek to raise our next round of financing the market conditions may not provide adequate funding.

•
As part of our strategy, we invest in R&D. R&D as a percent of future potential revenues can fluctuate with the changes in future levels of revenue. Lower revenues can lead to more limited spending on R&D efforts; and

•	Future levels of revenue.

We are subject to numerous risks inherent in conducting clinical trials.

We must outsource our clinical trials and are in the process of negotiating with third parties to conduct, expand or change such trials. There is no assurance that we will successfully conclude agreements for the completion of our clinical trials. Delay in concluding such agreements would delay the commencement of future clinical trials and or the completion of the current Phase 1 Trial of Lovaxin C.

Agreements with clinical investigators and medical institutions for clinical testing and with other third parties for data management services place substantial responsibilities on these parties, which could result in delays in, or termination of, our clinical trials if these parties fail to perform as expected. For example, if any of our clinical trial sites fail to comply with FDA-approved good clinical practices, we may be unable to use the data gathered at those sites. If these clinical investigators, medical institutions or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for or successfully commercialize Lovaxin C.

We or our regulators may suspend or terminate our clinical trials for a number of reasons. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to the patients enrolled in our clinical trials. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to the patients enrolled in our clinical trials.

Our clinical trial operations are subject to regulatory inspections at any time. If regulatory inspectors conclude that we or our clinical trial sites are not in compliance with applicable regulatory requirements for conducting clinical trials, we may receive reports of observations or warning letters detailing deficiencies, and we will be required to implement corrective actions. If regulatory agencies deem our responses to be inadequate, or are dissatisfied with the corrective actions we or our clinical trial sites have implemented, our clinical trials may be temporarily or permanently discontinued, we may be fined, we or our investigators may be precluded from conducting any ongoing or any future clinical trials, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted.

The successful development of biopharmaceuticals is highly uncertain.

Successful development of biopharmaceuticals is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Products that appear promising in the early phases of development may fail to reach the market for several reasons including:

•	Pre-clinical study results that may show the product to be less effective than desired (e.g., the study failed to meet its primary objectives) or to have harmful or problematic side effects;

•
Failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical studies, length of time to achieve study endpoints, additional time requirements for data analysis or Biological License Application (“BLA”) preparation, discussions with the FDA, an FDA request for additional pre-clinical or clinical data, or unexpected safety or manufacturing issues.

•	Manufacturing costs, pricing or reimbursement issues, or other factors that make the product uneconomical; and

•	The proprietary rights of others and their competing products and technologies that may prevent the product from being commercialized.

Success in pre-clinical and early clinical studies does not ensure that large-scale clinical studies will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical studies and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one product to the next, and may be difficult to predict.

We must comply with significant government regulations.

The research and development, manufacture and marketing of human therapeutic and diagnostic products are subject to regulation, primarily by the FDA in the United States and by comparable authorities in other countries. These national agencies and other federal, state, local and foreign entities regulate, among other things, research and development activities (including testing in animals and in humans) and the testing, manufacturing, handling, labeling, storage, record keeping, approval, advertising and promotion of the products that we are developing. Noncompliance with applicable requirements can result in various adverse consequences, including, delay in approving or refusal to approve product licenses or other applications, suspension or termination of clinical investigations, revocation of approvals previously granted, fines, criminal prosecution, recall or seizure of products, injunctions against shipping products and total or partial suspension of production and/or refusal to allow a company to enter into governmental supply contracts.

The process of obtaining requisite FDA approval has historically been costly and time consuming. Current FDA requirements for a new human drug or biological product to be marketed in the United States include: (1) the successful conclusion of pre-clinical laboratory and animal tests, if appropriate, to gain preliminary information on the product’s safety; (2) filing with the FDA of an Investigational New Drug Application (“INDA”), to conduct human clinical trials for drugs or biologics; (3) the successful completion of adequate and well-controlled human clinical investigations to establish the safety and efficacy of the product for its recommended use; and (4) filing by a Company and acceptance and approval by the FDA of a New Drug Application ("NDA") for a drug product or a BLA for a biological product to allow commercial distribution of the drug or biologic. A delay in one or more of the procedural steps outlined above could be harmful to us in terms of getting our product candidates through clinical testing and to market.

We can provide no assurance that the Advaxis products will obtain regulatory approval or that the results of clinical studies will be favorable.

We received in February 2006 permission from the appropriate governmental agencies in Israel, Mexico and Belgrade to conduct in those countries Phase I clinical testing of Lovaxin C, our Listeria based cancer vaccine which targets cervical cancer in women. However, the testing, marketing and manufacturing of any product for sale or distribution in the United States will require the approval of the FDA. We cannot predict with any certainty the amount of time necessary to obtain such FDA approval or further approval, if any, from Israel, Mexico or Belgrade and whether any such approval will ultimately be granted. Pre-clinical and clinical trials may reveal that one or more products is ineffective or unsafe, in which event further development of such products could be seriously delayed or terminated. Moreover, obtaining approval for certain products may require the testing on human subjects of substances whose effects on humans are not fully understood or documented. Delays in obtaining FDA or any other necessary regulatory approvals of any proposed product and failure to receive such approvals would have an adverse effect on the product’s potential commercial success and on our business, prospects, financial condition and results of operations. In addition, it is possible that a product may be found to be ineffective or unsafe due to conditions or facts which arise after development has been completed and regulatory approvals have been obtained. In this event, we may be required to withdraw such product from the market. To the extent that our success will depend on any regulatory approvals from governmental authorities outside of the United States which perform roles similar to that of the FDA, uncertainties similar to those stated above will also exist. See “Business - Governmental Regulation”.

We rely upon patents to protect our technology. We may be unable to protect our intellectual property rights and we may be liable for infringing the intellectual property rights of others.

Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our technologies, including the Listeria System, and the proprietary technology of others with which we have entered into licensing agreements. We have licensed eleven patents and fifteen patent applications from Penn in addition to exercising the option to licenses up to eighteen additional inventions from Dr. Paterson’s laboratory. Further, we rely on a combination of trade secrets and nondisclosure, and other contractual agreements and technical measures to protect our rights in the technology. We depend upon confidentiality agreements with our officers, employees, consultants, and subcontractors to maintain the proprietary nature of the technology. These measures may not afford us sufficient or complete protection, and others may independently develop technology similar to ours, otherwise avoid the confidentiality agreements, or produce patents that would materially and adversely affect our business, prospects, financial condition, and results of operations. Such competitive events, technologies and patents may limit our ability to raise funds, prevent other companies from collaborating with us, and in certain cases prevent us from further developing our technology due to third party patent blocking right.

In 2001, an issue arose regarding the inventorship of U.S. Patent 6,565,852 and U.S. Patent Application No. 09/537,642. These patent rights are included in the patent rights licensed by Advaxis from Penn. It is contemplated by GSK, Penn and us that the issue will be resolved through:  (1) a correction of inventorship to add certain GSK inventors, (2) where necessary and appropriate, an assignment of GSK’s possible rights under these patent rights to Penn, and (3) a sublicense from us to GSK of certain subject matter, which is not central to our business plan. To date, this arrangement has not been finalized and we cannot assure that this issue will ultimately be resolved in the manner described above.

Pursuant to our license with Penn, we have an option to license from Penn any new future invention conceived by either Dr. Yvonne Paterson or by Dr. Fred Frankel in the vaccine area until June 17, 2009. We intend to expand our intellectual property base by exercising this option and gaining access to future inventions. Further, our consulting agreement with Dr. Paterson provides, among other things, that, to the extent that Dr. Paterson’s consulting work results in new inventions, such inventions will be assigned to Penn, and we will have access to those inventions under license agreements to be negotiated. See “Business - Partnerships and agreements - Penn. ”

Our approach to the intellectual property portfolio is to aggressively create significant offensive and defensive patent protection for every product and technology platform that we develop. We work closely with our patent counsel to maintain a coherent and aggressive strategic approach to building our patent portfolio with an emphasis in the field of cancer vaccines.

We have become aware of a public company, Cerus Corporation, which has issued a press release claiming to have a proprietary Listeria-based approach to a cancer vaccine. We believe that through our exclusive license with Penn of U.S. Patent Nos. 5,830,702, 6,051,237 and 6,565,852, we have earliest known and dominant patent position in the United States for the use of recombinant Listeria monocytogenes expressing proteins or tumor antigens as a vaccine for the treatment of infectious diseases and tumors. Based on searches of publicly available databases, we do not believe that Cerus or The University of California Berkeley (which is where Cerus’ consulting scientist works) or any other third party owns any published Listeria patents or has any issued patent claims that might materially negatively affect our freedom to operate our business as currently contemplated in the field of recombinant Listeria monocytogenes.

Cerus has filed an opposition against European Patent Application Number 0790835 (EP 835 Patent) which was granted by the European Patent Office and which is assigned to The Trustees of the University of Pennsylvania and exclusively licensed to us. Cerus’ allegations in the Opposition are that the EP 835 Patent, which claims a vaccine for inducing a tumor specific antigen with a recombinant live Listeria, is deficient because of (i) insufficient disclosure in the specifications of the granted claims, (ii) the inclusion of additional subject matter in the granted claims, and (iii) a lack of inventive steps of the granted claims of the EP 835 Patent.

On November 29, 2006, following oral proceedings, the Opposition Division of the European Patent Office determined that the claims of the patent as granted should be revoked due to lack of inventive step under European Patent Office rules based on certain prior art publications.

We will review the formal written decision in order to evaluate whether to file an appeal. In the event of an appeal there is no assurance that it will be successful. If such ruling is upheld on appeal, our patent position in Europe may be eroded. The likely result of this decision will be increased competition for us in the European market for recombinant live Listeria based vaccines for tumor specific antigens. Regardless of the outcome, we believe that our freedom to operate in Europe, or any other territory, for recombinant live Listeria based vaccine for tumor specific antigen products will not be diminished.

For more information about Cerus Corporation and its claims with respect to listeria-based technology, you should visit their web site at www.cerus.com or to view its publicly filed documents, www.sec.gov. Others may assert infringement claims against us, and should we be found to infringe upon their patents, or otherwise impermissibly utilize their intellectual property, our ability to continue to use our technology or the licensed technology could be materially restricted or prohibited. If this event occurs, we may be required to obtain licenses from the holders of our intellectual property, enter into royalty agreements or redesign our products so as not to utilize the intellectual property, each of which may prove to be uneconomical or otherwise impossible. Licenses or royalty agreements required in order for us to use this technology may not be available on acceptable terms, or at all. These claims could result in litigation, which could materially adversely affect our business, prospects, financial condition and results of operations. Such competitive events, technologies and patents may limit our ability to raise funds, prevent other companies from collaborating with us, and in certain cases prevent us from further developing our technology due to third party patent blocking right. See “Business—Patents and Licenses”.

We are dependent upon our license agreement with Penn, as well as proprietary technology of others.

The manufacture and sale of any products developed by us will involve the use of processes, products or information, the rights to certain of which are owned by others. Although we have obtained licenses with regard to the use of Penn’s patents as described herein and certain of such processes, products and information of others, we can provide no assurance that such licenses will not be terminated or expire during critical periods, that we will be able to obtain licenses for other rights which may be important to us, or, if obtained, that such licenses will be obtained on commercially reasonable terms.

If we are unable to maintain and/or obtain licenses, we may have to develop alternatives to avoid infringing on the patents of others, potentially causing increased costs and delays in product development and introduction or preclude the development, manufacture, or sale of planned products. Some of our licenses provide for limited periods of exclusivity that require minimum license fees and payments and/or may be extended only with the consent of the licensor. We can provide no assurance that we will be able to meet these minimum license fees in the future or that these third parties will grant extensions on any or all such licenses. This same restriction may be contained in licenses obtained in the future. Additionally, we can provide no assurance that the patents underlying any licenses will be valid and enforceable. We call to your attention that in 2001 an issue arose regarding the inventorship of U.S. Patent 6,565,852 and U.S. Patent Application No. 09/537,642 of Penn. These patent rights are included in the patent rights licensed by us from Penn. It is contemplated by GlaxoSmithKline Biologicals PLC (“GSK”), Penn and us that the issue will be resolved through: (1) a correction of inventorship to add certain GSK inventors, (2) where necessary and appropriate, an assignment of GSK’s possible rights under these patent rights to Penn, and (3) a sublicense from us to GSK. To date, this arrangement has not been finalized and we cannot assure that this issue will ultimately be resolved in the manner described above. See “Business - Patents and Licenses”. To the extent any products developed by us are based on licensed technology, royalty payments on the licenses will reduce our gross profit from such product sales and may render the sales of such products uneconomical. See “Business - Partnerships and Agreements”.

For more information about Cerus Corporation and its claims with respect to listeria-based technology, you should visit their web site at www.cerus.com or to view its publicly filed documents, www.sec.gov.

We have no manufacturing, sales, marketing or distribution capability and we must rely upon third parties for such.

We do not intend to create facilities to manufacture our products and therefore are dependent upon third parties to do so. We currently have an agreement with Cobra Manufacturing for production of our vaccines for research and development and testing purposes. Our reliance on third parties for the manufacture of our products creates a dependency that could severely disrupt our research and development, our clinical testing, and ultimately our sales and marketing efforts if the source of such supply proves to be unreliable or unavailable. If the contracted manufacturing source is unreliable or unavailable, we may not be able to replace the development of our product candidates, including the clinical testing program, and therefore it could not go forward and our entire business plan could fail.

If we are unable to establish or manage strategic collaborations in the future, our revenue and product development may be limited.

Our strategy includes eventual substantial reliance upon strategic collaborations for marketing and commercialization of Lovaxin C, and we may rely even more on strategic collaborations for research, development, marketing and commercialization of our other product candidates. To date, we have not entered into any strategic collaboration with third parties capable of providing these services although we have been heavily reliant upon third party outsourcing for our research and development activities. In addition, we have not yet marketed or sold any of our product candidates or entered into successful collaborations for these services in order to ultimately commercialize our product candidates. Establishing strategic collaborations is difficult and time-consuming. Our discussion with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. For example, potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. If we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of our product candidates or the generation of sales revenue. To the extent that we enter into co-promotion or other collaborative arrangements, our product revenues are likely to be lower than if we directly marketed and sold any products that we may develop.

Management of our relationships with our collaborators will require:

•	significant time and effort from our management team;

•	coordination of our research and development programs with the research and development priorities of our collaborators; and

•	effective allocation of our resources to multiple projects.

If we continue to enter into research and development collaborations at the early phases of product development, our success will in part depend on the performance of our corporate collaborators. We will not directly control the amount or timing of resources devoted by our corporate collaborators to activities related to our product candidates. Our corporate collaborators may not commit sufficient resources to our research and development programs or the commercialization, marketing or distribution of our product candidates. If any corporate collaborator fails to commit sufficient resources, our pre-clinical or clinical development programs related to this collaboration could be delayed or terminated. Also, our collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Finally, if we fail to make required milestone or royalty payments to our collaborators or to observe other obligations in our agreements with them, our collaborators may have the right to terminate those agreements.

We may incur substantial liabilities from any product liability claims if our insurance coverage for those claims is inadequate.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials, and will face an even greater risk if the product candidates are sold commercially. An individual may bring a liability claim against us if one of the product candidates causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates,

•	injury to our reputation,

•	withdrawal of clinical trial participants,

•	costs of related litigation,

•	substantial monetary awards to patients or other claimants,

•	loss of revenues,

•	the inability to commercialize product candidates, and

•	increased difficulty in raising required additional funds in the private and public capital markets.

We currently do not have product liability insurance. We have obtained insurance coverage for clinical trials and to plan to expand such coverage to include the sale of commercial products if marketing approval is obtained for any of our product candidates. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We may incur significant costs complying with environmental laws and regulations.

We will use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. As appropriate, we will store these materials and wastes resulting from their use at our or an outsourced laboratory facility pending their ultimate use or disposal. We will contract with a third party to properly dispose of these materials and wastes. We will be subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We may also incur significant costs complying with environmental laws and regulations adopted in the future.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

Our research and development and manufacturing activities will involve the use of biological and hazardous materials. Although we believe our safety procedures for handling and disposing of these materials will comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. We do not carry specific biological or hazardous waste insurance coverage, workers compensation or property and casualty and general liability insurance policies which include coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended or terminated.

We need to attract and retain highly skilled personnel; we may be unable to effectively manage growth with our limited resources.

At the date of this prospectus, we have nine employees. We intend to expand our operations and staff as needed. Our new employees may include key managerial, technical, financial, research and development and operations personnel who will not have been fully integrated into our operations. We expect the expansion of our business to place a significant strain on our limited managerial, operational and financial resources. We will be required to expand our operational and financial systems significantly and to expand, train and manage our work force in order to manage the expansion of our operations. Our failure to fully integrate our new employees into our operations could have a material adverse effect on our business, prospects, financial condition and results of operations. Our ability to attract and retain highly skilled personnel is critical to our operations and expansion. We face competition for these types of personnel from other technology companies and more established organizations, many of which have significantly larger operations and greater financial, technical, human and other resources than we have. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all. If we are not successful in attracting and retaining these personnel, our business, prospects, financial condition and results of operations will be materially adversely affected. In such circumstances we may be unable to conduct certain research and development programs, unable to adequately manage our clinical trials of Lovaxin C and other products, and unable to adequately address the management needs of the Company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operations”, “Business - Strategy”, and “Business—Employees.”

We depend upon our senior management and key consultants and their loss or unavailability could put us at a competitive disadvantage.

We depend upon the efforts and abilities of our senior executive, as well as the services of several key consultants, including Yvonne Paterson, PhD. The loss or unavailability of the services of any of these individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition and results of operations. We have not obtained, do not own, nor are we the beneficiary of, key-person life insurance. See “Management—Employment Agreements”.

Risks Related to the Biotechnology / Biopharmaceutical Industry

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition. We may be unable to compete with more substantial enterprises.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition. Competition in the biopharmaceutical industry is based significantly on scientific and technological factors. These factors include the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing and marketing. We compete with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. Many biopharmaceutical companies have focused their development efforts in the human therapeutics area, including cancer. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions and governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants. Our ability to compete successfully with other companies in the pharmaceutical field will also depend to a considerable degree on the continuing availability of capital to us.

We are aware of certain products under development or manufactured by competitors that are used for the prevention, diagnosis, or treatment of certain diseases we have targeted for product development. Various companies are developing biopharmaceutical products that potentially directly compete with our product candidates even though their approach to such treatment is different. Several companies, such as Cerus Corporation, in particular, Dandreon Corporation and CancerVax Corporation, are attempting to develop cancer vaccines which would be directly competitive with our product candidates. In addition, numerous other companies, many of which have greater financial resources than we do, are actively engaged in the research and development of cancer vaccines, and are in Stage II and Stage III Testing of such products. Such companies include: Antigenics, Inc.; Avi BioPharma, Inc.; Biomira, Inc.; Corixa Corporation; Dendreon Corporation; Epimmune, Inc.; Genzyme Corp.; Progenics Pharmaceuticals, Inc.; Vical Incorporated; CancerVax Corporation; Genitope Corporation; and Xcyte Therapies, Inc.

We expect that our products under development and in clinical trials will address major markets within the cancer sector. Our competition will be determined in part by the potential indications for which drugs are developed and ultimately approved by regulatory authorities. Additionally, the timing of market introduction of some of our potential products or of competitors’ products may be an important competitive factor. Accordingly, the relative speed with which we can develop products, complete pre-clinical testing, clinical trials and approval processes and supply commercial quantities to market are expected to be important competitive factors. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price and patent position. See “Business - Research and Development Program” and “Business - Competition”.

Risks Related to the Securities Markets and Investments in our Common Stock

The price of our common stock may be volatile.

The trading price of our common stock may fluctuate substantially. The price of the common stock that will prevail in the market after the sale of the shares of common stock by the Selling Stockholders may be higher or lower than the price you have paid, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock;

•	departures of key personnel;

•	changes in the regulatory status of our product candidates, including results of our clinical trials;

•	events affecting Penn or any future collaborators;

•	announcements of new products or technologies, commercial relationships or other events by us or our competitors;

•	regulatory developments in the United States and other countries;

•	failure of our common stock to be listed or quoted on the Nasdaq Small Cap Market, American Stock Exchange, OTC Bulletin Board or another national market system;

•	changes in accounting principles;

•	discussion of us or our stock price by the financial and scientific press and in online investor communities; and

•	The impact of the embedded conversion feature in the secured convertible debenture.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If additional authorized shares of our common stock available for issuance or shares eligible for future sale were introduced into the market, it could hurt our stock price.

We are authorized to issue 500,000,000 shares of common stock. As of March 31, 2007, there were an aggregate of 44,849,283 shares of our common stock issued and outstanding 8,512,841 shares of our common stock which may be issued upon the exercise of currently outstanding stock options and 25,009,220 shares of common stock which may be issued upon the exercise of current outstanding warrants subject to certain restrictions and or dilution clauses. There is a significant amount of additional shares that may be issued as a result of: (i.) raising of additional funds in the near future at terms that may trigger existing anti-dilutive clauses in certain outstanding warrants and future options awards, and (ii). the conversion of the remaining $2,225,000 outstanding principal amount of the Company’s convertible secured debenture. $775,000 principal amount of the debenture has been converted into 5,052,513 common shares at an average price of $0.153 per share by the holder. The future dilution of the conversion price due to the embedded conversion and warrants features of this instrument along with the actions of the Debentureholder to hold or sell the shares converted will materially affect the market price as well as the dilution of the other outstanding instruments that may trigger anti-dilutive clauses. We are unable to estimate the amount, timing or nature of future sales of outstanding shares of common stock. Sales of substantial amounts of the common stock in the public market by these holders or perceptions that such sales may take place may lower the common stock’s market price.

The following table sets forth the number of shares of our common stock issued and available for resale pursuant to the prospectus by the Debentureholder if conversion was at the Fixed Conversion Price of $0.287 or at assumed Market Conversion Prices of $0.25, $0.20, $0.15, and $0.10 respectively.

Conversion Price	Number of Shares Issuable on Conversion of Debentures	Percentage of Issued and Outstanding as of March 31, 2007(1)
$0.287	7,752,613	14.7%
$0.25	8,900,000	16.6%
$0.20	11,125,000	19.9%
$0.15	14,833,333	24.9%
$0.10	22,250,000	33.2%

(1)	Assumes 44,849,283 shares outstanding as of March 31, 2007 and gives effect to the shares issuable on conversion of the outstanding principal of $2,225,000.

However, the original Debentureholder has agreed that conversions, payments and exercises will not result in its holdings and those of its affiliates of shares of our common stock amounting at the time of each conversion, payment or exercise into more than 4.9% of our outstanding shares of common stock.

We have also registered for reoffering: 24,130,588 shares which may be acquired upon exercise of certain warrants. Registration of an additional 25,061,907 outstanding shares on behalf of their holders has been withdrawn. To the extent not previously sold, such shares may be reoffered pursuant to and subject to the limitations, if any, of the exemption from registration afforded by Rule 144 under the Securities Act of 1933, as amended. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock. Sales of substantial amounts of the common stock in the public market by these holders or perceptions that such sales may take place may lower the common stock’s market price.

The Company must account for certain derivative instruments issued on its common stock as liabilities.

The Company has outstanding a debenture convertible into a variable number of common shares. Warrants to purchase 4,500,000 shares of Common Stock were issued in connection with the sale of the Debenture. In accordance with the provisions of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the convertible debentures are not considered to be “conventional” and thus the embedded conversion feature must be bifurcated from the debt host and accounted for as a derivative liability.

The Company is required to measure the fair value of the warrants and the embedded conversion feature to be calculated using the Black-Scholes valuation model on the date of each reporting period until the debt is extinguished. The Company allocated the proceeds from the sale of the Debentures between the relative fair values at the date of origination of the sale for the warrants, embedded derivative and the Debenture. See Note 5: “Notes to Financial Statements - Notes Payable of Increase”.

Our common stock is considered to be “penny stock”.

Our common stock may be deemed to be “penny stock” as that term is defined in Rule 3a51-1, promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Penny stocks are stocks:

•	with a price of less than $5.00 per share;

•	that are not traded on a “recognized” national exchange;

•	whose prices are not quoted on the NASDAQ automated quotation system; or

•
of issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenue of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act and Rule 15g-2 promulgated thereunder require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a “penny stock” for the investor’s account. We urge potential investors to obtain and read this disclosure document carefully before purchasing any shares that are deemed to be “penny stock.”

Rule 15g-9 promulgated under the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any “penny stock” to that investor. This procedure requires the broker-dealer to:

•	obtain from the investor information about his or her financial situation, investment experience and investment objectives;

•
reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has enough knowledge and experience to be able to evaluate the risks of “penny stock” transactions;

•	provide the investor with a written statement setting forth the basis on which the broker-dealer made his or her determination; and

•	receive a signed and dated copy of the statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.

Compliance with these requirements may make it harder for investors in our common stock to resell their shares to third parties. Accordingly, our common stock should only be purchased by investors, who understand that such investment is a long-term and illiquid investment, and are capable of and prepared to bear the risk of holding the common stock for an indefinite period of time.

We will incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the SEC and by the Nasdaq Stock Market, will result in increased costs to us as we evaluate the implications of these laws and regulations and respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers. We are continuously evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

A limited public trading market may cause volatility in the price of our common stock.

Our common stock began trading on the OTC Bulletin Board on July 28, 2005 under the symbol ADXS. The quotation of our common stock on the OTC Bulletin Board does not assure that a meaningful, consistent and liquid trading market currently exists, and in recent years such market has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies like us. Our common stock is thus subject to this volatility. Sales of substantial amounts of common stock, or the perception that such sales might occur, could adversely affect prevailing market prices of our common stock and our stock price may decline substantially in a short time and our shareholders could suffer losses or be unable to liquidate their holdings. . The impact of the embedded conversion feature in the secured convertible debenture and the conversion of the debenture can add to the dilution and subsequent sales of the shares can increase volatility.

There is no assurance of an established public trading market.

A regular trading market for our common stock may not be sustained in the future. The NASD has enacted recent changes that limit quotation on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the SEC. The effect on the OTC Bulletin Board of these rule changes and other proposed changes cannot be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Stock Market. Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the NASDAQ Stock Market. Therefore, prices for securities traded solely on the OTC:BB may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price. Market prices for our common stock will be influenced by a number of factors, including:

•	The issuance of new equity securities pursuant to a future offering;

•	Changes in interest rates;

•	Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Variations in quarterly operating results

•	Change in financial estimates by securities analysts;

•	The depth and liquidity of the market for our common stock;

•	Investor perceptions of our company and the technologies industries generally; and

•	General economic and other national conditions.

Our common stock is quoted on the OTC:BB. In addition we are subject to a covenant to use our best efforts to apply to be listed on the American Stock Exchange or quoted on the Nasdaq National Stock Market.

We may not be able to achieve secondary trading of our stock in certain states because our common stock is not nationally traded.

Because our common stock is not approved for trading on the Nasdaq National Market or listed for trading on a national securities exchange, our common stock is subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. This regulation covers any primary offering we might attempt and all secondary trading by our stockholders. While we intend to take appropriate steps to register our common stock or qualify for exemptions for our common stock, in all of the states and jurisdictions of the United States, if we fail to do so the investors in those jurisdictions where we have not taken such steps may not be allowed to purchase our stock or those who presently hold our stock may not be able to resell their shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our stockholders.

Our executive officers, directors and principal stockholders control our business and may make decisions that are not in our best interest.

Our officers, directors and principal stockholders, and their affiliates, in the aggregate, beneficially owned, as of October 31, 2006, more than one-third of the outstanding shares of our common stock on a fully diluted basis (See “Principal and Management Stockholders”). As a result, such persons, acting together, have the ability to substantially influence all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and to control our management and affairs. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would be beneficial to other stockholders.

Sales of additional equity securities may adversely affect the market price of our common stock and your rights in us may be reduced.

We expect to continue to incur product development and selling, general and administrative costs, and in order to satisfy our funding requirements, we will need to sell additional equity securities, which may be subject to registration rights. The sale or the proposed sale of substantial amounts of our common stock in the public markets may adversely affect the market price of our common stock and our stock price may decline substantially. Our stockholders may experience substantial dilution and a reduction in the price that they are able to obtain upon sale of their shares. Also, new equity securities issued may have greater rights, preferences or privileges than our existing common stock.

Additional authorized shares of common stock available for issuance may adversely affect the market.

We are authorized to issue 500,000,000 shares of our common stock. As of March 31, 2007, we had 44,849,283 shares of our common stock issued and outstanding, excluding shares issuable upon exercise of our outstanding warrants and options. As of March 31, 2007, we had outstanding 8,512,841 options to purchase shares of our common stock and outstanding warrants to purchase 25,009,220 shares of our common stock, with exercise prices ranging from $0.1952 to $0.40 per share. In addition as of March 31, 2007 we have estimated that 12,145,309 shares of common stock for issuance upon “market price” conversion of principal of and payment of interest on our outstanding Debentures at the Conversion Price (95% of reserved March 30, 2007 market price) or $0.2185 per share (amounts will vary given the embedded conversion feature and the lower Market Conversion Price up to the Fixed Conversion Price). There are 4,200,000 shares issuable upon exercise of A Warrants at a price of $0.287 and 300,000 shares upon exercise of B Warrants at a price of $0.344 per share subject to dilution included in the warrants outstanding. Pursuant to our 2004 Stock Option Plan, 2,381,525 shares of common stock are reserved for issuance under the plan. Pursuant to our 2005 Stock Option Plan, 5,600,000 shares of common stock are reserved for issuance under the plan. The are also 1,001,399 options granted outside the Plans. To the extent the shares of common stock are issued or options and warrants are exercised, holders of our common stock will experience dilution. In addition, in the event of any future financing by sales of equity securities or securities convertible into or exchangeable for, common stock, holders of our common stock may experience dilution.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 (“Rule 144”) promulgated under the Securities Act of 1933, as amended (the “Securities Act of 1933”), subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or stockholders whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitations, by a non-affiliate of our Company who has satisfied a two-year holding period. Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus may have an adverse effect on the market price of our securities.

An aggregate of 47,841,513 shares are being registered under the Securities Act by means of the registration statement of which this prospectus is a part for reoffering by a Selling Stockholder upon conversion of principal and interest on Debentures and exercise of the warrants subject to the agreement of the original Debentureholder not to acquire shares upon conversion or exercise if it would result in it and its affiliates owning more than 4.9% of our then outstanding shares. 19,630,586 shares of common stock are also registered under the Securities Act for reoffering by other Selling Stockholders upon exercise of warrants. These shares would otherwise be eligible for future sale under Rule 144 after passage of the minimum one year holding period from cash exercise or with respect to cashless exercise from date of receipt of the warrants for holders who are not officers, directors or affiliates of the Company. 12,037,550 outstanding shares are also registered for offering by certain affiliates of the Company.  The registration and subsequent sales of such shares of common stock will likely have an adverse effect on the market price of our common stock. 25,061,907 additional shares had previously been registered for resale on behalf of other stockholders and to the extent not sold prior to the date of the Prospectus, may be offered for resale by their owners pursuant to and subject to the limitations, if any, of the exemption from registration afforded by Rule 144 under the Securities Act of 1933.

Our Certificate of Incorporation provide for the authorization of 5,000,000 shares of “blank check” preferred stock. Pursuant to our Articles of Incorporation, our Board of Directors is authorized to issue such “blank check” preferred stock with rights that are superior to the rights of stockholders of our common stock, at a purchase price then approved by our Board of Directors, which purchase price may be substantially lower than the market price of shares of our common stock, without stockholder approval. We are able to issue shares of preferred stock with rights superior to those of holders of our common stock. Such issuances can dilute the tangible net book value of shares of our common stock. We have agreed not to issue without the consent of the Debentureholder any shares of our common stock at a price les than the closing bid price of a share of our common stock as long as there is outstanding at least $500,000 principal amount of the Debentures.

The conversion of the Debentures could encourage short sales by third parties, which could contribute to the future decline of our stock price and materially dilute existing stockholders' equity and voting rights.

The conversion of the Debentures into common stock has the potential to cause significant downward pressure on the price of our common stock. This is particularly the case if the shares being placed into the market following conversion exceed the market's ability to absorb the increased number of shares. Such an event could place further downward pressure on the price of our common stock, presenting an opportunity to short sellers and others to contribute to the future decline of our stock price. If there are significant short sales of our stock, the price decline that would result from this activity will cause the share price to decline more so, which, in turn, may cause long holders of the stock to sell their shares thereby contributing to sales of stock in the market. If there is an imbalance on the sell side of the market for the stock, our stock price will decline. If this occurs, the number of shares of our common stock that is issuable upon conversion of the Debentures issued in February and March 2006 will increase, which will materially dilute existing stockholders' equity and voting rights.

We are able to issue shares of preferred stock with rights superior to those of holders of our common stock. Such issuances can dilute the tangible net book value of shares of our common stock.

Our Certification of Incorporation provides for the authorization of 5,000,000 shares of “blank check” preferred stock. Pursuant to our Certificate of Incorporation, our Board of Directors is authorized to issue such “blank check” preferred stock with rights that are superior to the rights of stockholders of our common stock, at a purchase price then approved by our Board of Directors, which purchase price may be substantially lower than the market price of shares of our common stock, without stockholder approval.

We do not intend to pay dividends.

We have never declared or paid any dividends on our securities. We currently intend to retain our earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include, but are not limited to:

•	statements as to the anticipated timing of clinical studies and other business developments;

•	statements as to the development of new products;

•	expectations as to the adequacy of our cash balances to support our operations for specified periods of time and as to the nature and level of cash expenditures; and

•	expectations as to the market opportunities for our products, as well as our ability to take advantage of those opportunities.

These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operations”, and “Business,” as well as in this prospectus generally. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus.

In addition, statements that use the terms “can,” “continue,” “could,” “may,” “potential,” “predicts,” “should,” “will,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “scheduled” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results will differ, and may differ materially, from projected results as a result of certain risks and uncertainties. The risks and uncertainties include, without limitation, those described under “Risk Factors” and those detailed from time to time in our filings with the SEC, and include, among others, the following:

•	Our limited operating history and ability to continue as a going concern;

•	Our ability to successfully develop and commercialize products based on our therapies and the Listeria System;

•	A lengthy approval process and the uncertainty of FDA and other government regulatory requirements may have a material adverse effect on our ability to commercialize our applications;

•
Clinical trials may fail to demonstrate the safety and effectiveness of our applications or therapies, which could have a material adverse effect on our ability to obtain government regulatory approval;

•	The degree and nature of our competition;

•	Our ability to employ and retain qualified employees; and

•
The other factors referenced in this prospectus, including, without limitation, under the section entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operations”, and Business”.

These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. These forward-looking statements are made only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholders. We will receive funds from the exercise of warrants held by Selling Stockholders if exercised for cash and benefit from a reduction of our indebtedness of principal to the extent a Selling Stockholder acquires shares for reoffering through the conversion of the Debentures.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Since July 28, 2005, our Common Stock has been quoted on the OTC:BB symbol ADXS.OB. The following table shows, for the periods indicated, the high and low sales prices per share of our Common Stock as reported by the OTC:BB. As of January 31, 2007 there were approximately 83 stockholders of record and the closing sale price of Advaxis common stock was $0.163 per share as reported by the OTC:BB.

Common Stock

	Fiscal 2006		Fiscal 2005
	High	Low	High	Low
First Quarter November 1 - January 31	$0.27	$0.16	N/A	N/A
Second Quarter February 1 - April 30	$0.37	$0.21	N/A	N/A
Third Quarter…May 1 - July 31	$0.30	$0.17	$1.25	$0.35
Fourth Quarter August 1, - October 31	$0.25	$0.13	$0.52	$0.15

The high and low sales prices for the quarter ended January 31, 2007 were $0.195 and $0.14, respectively, and for the quarter ended April 30, 2007 were $0.54 and $-0.15, respectively.

DIVIDEND POLICY

We have not declared nor paid any cash dividend on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our Board of Directors, in its discretion, and will depend on our financial condition, operating results, capital requirements and other factors that our Board of Directors considers significant.

DILUTION

We are only registering under this prospectus shares of common stock outstanding and to be outstanding upon conversion of Debentures and exercise of certain outstanding warrants held by the Selling Stockholders. As such, purchasers of shares of common stock sold under this prospectus shall not experience any immediate dilution as a result of or upon such purchase.

CAPITALIZATION

The following table sets forth as of October 31, 2006 and January 31, 2007, our actual capitalization. This table should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	October 31, 2006	January 31, 2007
Indebtedness
Secured Convertible Debenture due 2/01/09 and fair value of embedded derivative	$5,017,696	$3,880,405
Notes Payable*	313,000	345,125
Total indebtedness	$5,330,696	$4,225,530
Stockholders’ equity (deficit):
Preferred Stock, authorized 5,000,000,
none outstanding	—	—
Common Stock, par value $.001
authorized 500,000,000, outstanding
40,238,992 and 42,331,051	40,239	42,330
Additional paid in capital	5,914,793	6,455,140
Deficit accumulated during development	(9,662,173)	(9,699,203)
Stockholders’ Deficiency	(3,707,141)	(3,201,733)

Total capitalization	$1,623,555	$1,023,797

* Not including short term payables.

SUMMARY CONSOLIDATED FINANCIAL DATA OF ADVAXIS

On November 12, 2004, we acquired Advaxis, Inc., a Delaware corporation through the Share Exchange. The transaction was accounted for as a recapitalization. Accordingly, the historical financial statements of Advaxis are our financial statements for reporting purposes. Advaxis, Inc changed, commencing with the year to one ended October 31, 2006, its fiscal year ending October 31 and as a result is providing herein its audited financial statements for the years ended October 31, 2005 and October 31, 2006 and the period March 1, 2002 (inception) through October 31, 2006.

The following condensed statement of operations data for the years ended October 31, 2005 and October 31, 2006 and the period March 1, 2002 (inception) through October 31, 2006 are derived from Advaxis’ financial statements and the related notes, audited by Goldstein Golub Kessler LLP, Certified Public Accountants, 1185 Avenue of the Americas, Suite 500, New York, NY 10036-2602, Advaxis’ independent registered public accounting firm, included elsewhere herein. The selected unaudited statement of operations data for the year ended October 31, 2004, the three month periods ended January 31, 2006 and January 31, 2007 and the period March 1, 2002 (inception) through January 31, 2007 are derived from Advaxis’ unaudited financial statements, which have been prepared on a basis consistent with Advaxis’ audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of Advaxis’ financial position and results of operations. The results of operations for any interim period are not necessarily indicative of results to be expected for the entire year. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended October 31,			Three Months Ended January 31,		Period from March 1, 2002 (inception) to
	2004 (unaudited)	2005	2006	2006 (unaudited)	2007 (unaudited)	October 31, 2006	January 31, 2007 (unaudited)
Statement of Operations Data:
Revenue	$116,806	$552,868	$431,961	$329,928	$146,307	$1,105,235	$1,251,542
Total operating expenses	$715,754	$2,395,328	$3,481,226	$798,990	$1,339,179	$7,591,841	$8,931,020
Interest expense (income)	$13,132	$(7,307)	$(437,299)	$(1,008)	$(153,355)	$(466,027)	$(619,382)
Other income	$72	$43,978	$90,899	$11,931	$26,326	$136,422	$162,748
Net changes in fair value of common stock warrant liability and embedded derivative liability	—	—	$(2,802,078)	—	$1,282,871	$(2,802,078)	$(1,519,207)

Net loss	$(655,892)	$(1,805,789)	$(6,197,744)	$(458,139)	$(37,030)	$(9,618,289)	$(9,655,319)
Loss per Share Information:
Net loss per share, basic and diluted	$(0.04)	$(0.05)	$(0.16)	$(0.01)	$(0.00)

	October 31,			January 31,
	2004 (unaudited)	October 31, 2005	October 31, 2006	2007 (unaudited)
Balance Sheet Data:
Cash and cash equivalents	$32,279	$2,075,206	$2,761,166	$1,977,809
Intangible assets	$469,803	$751,088	$956,409	$959,842
Total assets	$502,083	$2,904,039	$4,002,704	$3,239,714
Total liabilities	$1,841,579	$1,152,465	$7,709,845	$6,441,447
Shareholders’ (Deficiency) Equity	$(1,339,496)	$1,751,575	$(3,707,141)	$(3,201,733)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND PLAN OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operations and other portions of this Prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by the forward-looking information. Factors that may cause such differences include, but are not limited to, availability and cost of financial resources, product demand, market acceptance and other factors discussed in this Prospectus under the heading “Risk Factors”. This Management’s Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Prospectus.

    Overview

We are a biotechnology company utilizing multiple mechanisms of immunity with the intent to develop cancer vaccines that are more effective and safer than existing vaccines. We believe that by using our licensed Listeria System to engineer a live attenuated Listeria monocytogenes bacteria to secrete a protein sequence containing a tumor-specific antigen, we will force the body’s immune system to process and recognize the antigen as if it were foreign, creating the immune response needed to attack the cancer. The licensed Listeria System, developed at Penn over the past 10 years, provides a scientific basis for believing that this therapeutic approach induces a significant immune response to the tumor. Accordingly, we believe that the Listeria System is a broadly enabling platform technology that can be applied in many cancers, infectious diseases and auto-immune disorders.

Our therapeutic approach is based upon, and we have obtained an exclusive license with respect to, the innovative work of Yvonne Paterson, PhD., Professor of Microbiology at Penn involving the creation of genetically engineered Listeria that stimulate the innate immune system and induce an antigen-specific immune response involving humoral and cellular components.

We have focused our initial development efforts on four lead compounds and anticipate completing a Phase I clinical study of Lovaxin C, a potential cervical cancer vaccine, mid 2007. See “Business - Research and Development Program”.

We were originally incorporated in the state of Colorado on June 5, 1987 under the name Great Expectations, Inc. We were administratively dissolved on January 1, 1997 and restated on June 18, 1998 under the name Great Expectations and Associates, Inc. In 1999, we became a reporting company under the Securities Exchange Act of 1934, as amended. We were a publicly-traded “shell” company without any business until November 12, 2004, when we acquired Advaxis through the Share Exchange, as a result of which Advaxis become our wholly-owned subsidiary and our sole operating company. We then changed our name to Advaxis. On June 6, 2006, we merged into Advaxis (the subsidiary) and thereby changed our state in incorporation from the state of Colorado to the state of Delaware. For financial reporting purposes, we have treated the Share Exchange as a recapitalization. As a result of the foregoing as well as the fact that the Share Exchange is treated as a recapitalization of Advaxis rather than as a business combination, the historical financial statements of Advaxis became our historical financial statements after the Share Exchange.

On November 12, 2004, December 8, 2004 and January 4, 2005 (the “Three Tranche Private Placement) we effected a private placement to “accredited investors”, as defined in Rule 501(a) of Regulation D under the Securities Act of 1933 of an aggregate of 11,334,495 shares of our common stock and warrants to purchase an aggregate of 11,334,495 additional shares for net proceeds of approximately $3,253,000.

On November 12, 2004, $595,000 of our promissory notes plus accrued interest was converted into an aggregate of 2,136,441 shares of our common stock and warrants to purchase 2,223,549 shares of our common stock.

On January 12, 2005, we effected a private placement to an accredited investor for approximately $1,100,000 of 3,832,753 shares of our common stock and warrants to purchase 3,832,753 additional shares.

We sold to Cornell Capital Partners LP (“Cornell”), $3,000,000 principal amount of our Secured Convertible Debentures due February 1, 2009 ($1,500,000 on February 2, 2006 and $1,500,000 on March 8, 2006) bearing interest at 6% per annum payable at maturity and issued it warrants to purchase 4,500,000 shares of our common stock. The net proceeds were approximately $2,740,000. The value of the warrants will be charged as interest expense over the three year term of the Debentures.

In accounting for the convertible debentures and the warrants described above, the Company considered the guidance contained in EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company’s Own Common Stock,” and SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” In accordance with the guidance provided in EITF 00-19, the Company determined that the conversion feature of the Debentures represents an embedded derivative since the debenture is convertible into a variable number of shares upon a conversion formula and the conversion clause allows cash or shares of common stock in payment to the debenture holders. Accordingly, the convertible debentures are not considered to be “conventional” convertible debt under EITF 00-19 and thus the embedded conversion feature must be bifurcated from the debt host and accounted for as a derivative liability.

Plan of Operations

We intend to use a portion of the proceeds of the sales described above to conduct a Phase I clinical trial in cervical cancer using Lovaxin C, one of our lead product candidates in development using our Listeria System. We also have used the funds to further expand our clinical, research and development teams to further develop the product candidates and to expand our manufacturing capabilities and strategic activities. Our corporate staff will be responsible for the general and administrative activities.

In April 2007, we concluded the recruitment phase of our Phase I/II trial of Lovaxin C after dosing 15 patients in an escalating dose clinical trial and after an independent safety panel had agreed that Lovaxin C had been dosed safely to date and that the trial could proceed to a higher dose. The Company, however, has determined that it was not necessary. It intends to report the results and submit an IND to the FDA by October 2007. If the IND is approved, the Company will proceed to Phase II.

During the next 12 to 24 months, we anticipate that our strategic focus will be to achieve several objectives described under “Business - Strategy” and as follows:

•	Complete Phase I clinical study of Lovaxin C;

•	Initiate a Phase II clinical study of Lovaxin C Cervical Cancer;

•	Initiate Preclinical Studies and a Phase I study of Lovaxin P Prostate Cancer;

•	Initiate Preclinical Studies and a Phase I study of Lovaxin B Breast Cancer;

•	Continue preclinical development of Lovaxin T;

•	Continue research to expand our technology platform.

The annual cost to maintain our current staff, overhead and preclinical expense is estimated to be $2.0 to $2.4 million in fiscal year 2007. We estimate the cost of our current phase I clinical study in therapeutic treatment of cervical cancer to be in the range of $0.2 to $0.3 million for the same period. Therefore we anticipate our current cash will be adequate to meet our needs over the 2007 fiscal year. Our phase II Lovaxin C clinical study is estimated to commence in late fiscal year 2007 or early fiscal 2008 to cost from $2.5 to $4.0 million. We hope to commence the work in prostate cancer in late fiscal year 2007 and in breast cancer in fiscal year 2008. The timing and estimated costs of these projects are difficult to predict. In fiscal 2007 our anticipated needs for equipment, personnel and space should not be significant. We do plan on adding a few key employees in 2007 to address our growing clinical, regulatory and reporting needs.

Overall given the clinical stage of our business our financial needs are driven in large part by the outcomes of clinical trials and preclinical findings. The cost of these clinical trial projects is significant. As a result we will be required to raise additional debt or equity in the near future and may attempt to negotiate the restructure of certain existing instruments. If the clinical outcomes are successful and the value of the Company increases it is more than likely we will attempt to accelerate the timing of the required financing and, conversely if the trial or trials aren’t successful or are slow spending will be deferred. While we will attempt to attract a corporate partnership we have not assumed the receipt of any additional financial resources.

For more information about Penn and commitments see “Business - Partnerships and Agreements - University of Pennsylvania. ”

Accounting Policies; Impact of Growth

Below is a brief description of basic accounting principles which we have adopted in determining our recognition of expenses, as well as a brief description of the effects that our management believes that our anticipated growth will have on our revenues and expenses in the 12 months ended October 31, 2007.

Revenues. We do not anticipate that we will record any material revenues during at least the twelve months ending October 31, 2007. When we recognize revenues, we anticipate that they will be principally grants and licensing fees.

Expenses. We recorded operating expenses for the years ended October 31, 2005 and 2006 and the three months ended January 31, 2007 of $2,395,328, $3,481,226 and $1,339,179, respectively.

The preparation of financial statements in accordance with GAAP involves the use of estimates and assumptions that affect the recorded amounts of assets and liabilities as the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ substantially from these estimates. Significant estimates include the fair value and recoverability of carrying value of intangible asset (trade marks, patents and licenses), the fair value of options, the fair value of embedded conversions features, warrants, recognition of on-going clinical trials, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policy involves significant estimate and judgment. We amortize trademark, license and patent costs over their estimated useful lives. We may be required to adjust these lives based on advances in science and competitor actions. We review the recorded amounts of trademarks and patents at each period end to determine if their carrying amount is still recoverable based on expectations regarding potential licensing of the intangibles or sales of related products. Such an assessment, in the future, may result in a conclusion that the assets are impaired, with a corresponding charge against earnings.

In accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, revenue from license fees and grants is recognized when the following criteria are met: persuasive evidence an arrangement exists, services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured. In licensing arrangements, delivery does not occur for revenue recognition purposes until the license term begins. Nonrefundable upfront fees received in exchange for products delivered or services performed that do not represent the culmination of a separate earnings process will be deferred and recognized over the term of the agreement using the straight-line method or another method if it better represents the timing and pattern of performance.

For revenue contracts that contain multiple elements, we will determine whether the contract includes multiple units of accounting in accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables. Under that guidance, revenue arrangements with multiple deliverables are divided into separate units of accounting if the delivered item has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered item.

Research and Development. During the years ended October 31, 2005 and 2006, and the three months ended January 31, 2007 we recorded research and development expenses of $1,175,536, $1,404,164, and 494,107, respectively. Such expenses were principally comprised of manufacturing scale up and process development, license fees, sponsored research, clinical trial and consulting expenses. We recognize research and development expenses as incurred.

Commencing with the year ending October 31, 2006, we anticipate that our research and development expenses will increase as a result of our expanded development and commercialization efforts related to clinical trials, product development, and development of strategic and other relationships required ultimately for the licensing, manufacture and distribution of our product candidates. We regard four of our product candidates as major research and development projects. The timing, costs and uncertainties of those projects are as follows:

 Lovaxin C - Phase I/II trial Summary Information (Cervical Cancer)

•	Cost incurred to date: approximately $1,000,000

•	Estimated future costs: $500,000 Phase I and $2,500,000 - $4,000,000 Phase II

•	Anticipated completion date: second/third quarter fiscal 2007 Phase I and 2008 and beyond Phase II.

•	Uncertainties:

-	the FDA (or relevant foreign regulatory authority) may not approve the study

-	One or more serious adverse events in patients enrolled in the trial

-	difficulty in recruiting patients

-	delays in the program

-	Commencement of material cash flows:

-	Unknown at this stage and dependent upon a licensing deal or pursuant to a marketing collaboration subject to regulatory approval to market and sell the product.

-	Obtaining favorable animal data

-	Proving low toxicity in animals

-	Manufacturing scale up to GMP level

-	FDA (or foreign regulatory authority) may not approve the study

-	The occurrence of a severe or life threatening adverse event in a patient

-	Delays in the program

-	Commencement of material cash flows:

-	Unknown at this stage, dependent upon a licensing deal or a marketing collaboration subject to regulatory approval to market and sell the product.

Lovaxin P - Pre Clinical and Phase I Trial Summary Information (Prostate Cancer)

•	Cost incurred to date: $100,000

•	Estimated future costs: $1,500,000

•	Anticipate completion dates: fourth quarter of fiscal 2008 or beyond

•	Risks and uncertainties: Lovaxin C (above)

Lovaxin B - Phase I trial Summary Information (Breast Cancer)

•	Cost incurred to date: $300,000

•	Estimated future costs: $1,800,000

•	Anticipate completion dates: fourth quarter of fiscal 2008 or beyond

•	Risks and uncertainties: See Lovaxin P (above)

General and Administrative Expenses. During the years ended October 31, 2005, and 2006 and the three months ended January 31, 2007 we recorded general and administrative expenses of $1,219,792, $2,077,062 and $845,072, respectively. General and administrative costs primarily include the salaries and expenses for executive, consultants, finance, facilities, insurances, accounting and legal assistance, as well as other corporate and administrative functions that serve to support Advaxis’ current and our future operations and provide an infrastructure to support this anticipated future growth. For the year ending October 31, 2007 and beyond, we anticipate that our general and administrative costs will increase significantly due to the increased compliance requirements, including, without limitation, legal, accounting, and insurance expenses, to comply with periodic reporting and other regulations applicable to public companies.

Other Income (Expense). We recorded interest expense during the year ended October 31, 2005 of ($7,307), during the year ended October 31, 2006 of ($437,299) and during the three months ended January 31, 2007 of ($153,355). Interest expense, relates primarily to our outstanding secured convertible debenture commencing at the closing dates of our Two Tranche Private Placement on February 2 and March 8, 2006. Other income during the years ended October 31, 2005 and 2006 and during the three months ended January 31, 2007 represented interest of $43,978, $90,899 and $26,326, respectively earned on investments. In the year ended October 31, 2006 there is a net change ($2,802,078) in fair value of common stock warrants and embedded derivative liabilities in expense (non-cash item) as of October 31, 2006 represents a reduction compared to the original value for the secured convertible debenture. In the three months ended January 31, 2007 there is a net change of $1,282,871 of fair value of common stock warrants and embedded derivative liabilities in income (non-cash item) as of January 31, 2007 compared to the value as of October 31, 2006. There was no comparable charge in the fiscal 2006 first quarter.

Recently Issued Accounting Pronouncements.

  In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), share-based payment. This statement requires that compensation cost relating to share based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. Refer to “Note 2. to the Financial Statement - Share-based Compensation Expense” for a summary of the impact.

 In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions and requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company will be required to adopt the provisions of FIN 48 beginning in fiscal 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings as well as requiring additional disclosures. The Company is currently assessing the impact of the adoption of FIN 48 on its Financial Statements.

Results of Operations

Three months ended January 31, 2007 Compared to the three months ended January 31, 2006

Revenue. Our revenue decreased by $183,621, or 56%, to $146,307 for the three months ended January 31, 2007 (“Fiscal 2007 Quarter”) as compared with $329,928 for the three months ended January 31, 2006 (“Fiscal 2006 Quarter”) primarily due to the greater amount of the her-2 SBIR, fusion and the FLAIR grant money received by the Company in the Fiscal 2006 Quarter than the $133,850 in new grant money from the National Cancer Institute in the Fiscal 2007 Quarter.

Research and Development Expenses. Research and development expenses increased by $109,000, or 28%, to $494,107 for the Fiscal 2007 Quarter as compared with $385,107 for the Fiscal 2006 Quarter, principally attributable to the following:

•	Clinical trial expenses increased $96,425, or 370%, to $122,465 from $26,040 due to the start-up of our clinical trial in the second quarter of Fiscal 2006.

•	Wages, salaries and related lab costs increased $125,619, or 97%, to $255,138 from $129,519 principally due to our expanded research and development staffing.

•
Subcontracted and consulting expenses decreased by $76,512, or 44%, to $99,244 from $175,756, primarily reflecting the reduced subcontract work performed by Dr. Paterson at Penn, pursuant to certain grants.

•
Manufacturing expenses decreased $10,775, or 87%, to $1,585 from $12,360; the result of the completion of our manufacturing program in late fiscal year 2005 in anticipation of the Lovaxin C toxicology and clinical trials required in 2006.

•
Toxicology study expenses of $33,558, incurred in the Fiscal 2006 Quarter as a result of the initiation of toxicology studies by Pharm Olam in connection with our Lovaxin C product candidates in anticipation of clinical studies in 2006; none were incurred in the Fiscal 2007 Quarter.

We anticipate a continued increase in R&D expenses as a result of expanded development and commercialization efforts related to toxicology studies, clinical trials, and product development, and expenses to be incurred in the development of strategic and other relationships required ultimately if the licensing, manufacture and distribution of our product candidates is undertaken.

General and Administrative Expenses. General and administrative expenses increased by $431,189, or 104%, to $845,072 for Fiscal 2007 Quarter as compared with $413,883 for the Fiscal 2006 Quarter, primarily attributable to the following:

•	Wages and benefit expenses increased by $91,080, or $177% to $142,421 from $51,342 due to hiring of a finance and administrative staff in the second quarter Fiscal 2006.

•
Consulting fees and expenses increased by $323,422, or 202%, to $483,675 from $160,253. Such increase was primarily attributed to an amendment of Mr. Appel’s (LVEP) consulting agreement resulting in: (i) an increase of $159,909 of option expense of which $20,016 is due to vesting and $139,893 is due to acceleration of his vesting; (ii) a decrease of his bonus by $15,476; and (iii) the issuance to Mr. Appel of 1,000,000 shares of common stock of the Company ($200,000). These expenses were partially offset by the decrease in other consulting expenses due to lower fair values in the Fiscal 2007 Quarter verses the prior Fiscal quarter in 2006 for other consultants.

•	An increase in legal fees and public relations expenses of $19,377, or 32%, to $79,509 from $61,151, primarily as a result of growth in personnel and changes in management.

Other Income (expense). Other Income (expense) increased by $1,144,919 to $1,155,842, for Fiscal 2007 Quarter from income of $10,923 for the Fiscal 2006 Quarter. During the Fiscal 2006 and the Fiscal 2007 Quarters, we recorded interest expense of $1,008, and $153,355 respectively, primarily related to our outstanding secured convertible debenture issued on February 2 and March 8, 2006. Interest earned on investments for the Fiscal 2006 and Fiscal 2007 Quarters amounted to $11,931 and $26,326, respectively. In the Fiscal 2007 Quarter there was a net change of $1,282,871 in the fair value of common stock warrants and embedded derivative liabilities recorded as income (non-cash item) compared to the fair values as of October 31, 2006 of the secured convertible debenture. There was no comparable charge in Fiscal 2006 Quarter.

No provision for income taxes was made for either Fiscal Quarter due to significant tax losses during and prior to such periods.

  Year Ended October 31, 2006 Compared to the Year Ended October 31, 2005

 Revenue. Our revenue decreased by $120,907, or 22%, from $552,868 for the year ended October 31, 2005 to $431,961 for the year ended October 31, 2006 primarily due to the decrease in the FLAIR grant money received by the Company.

Research and Development Expenses. Research and development expenses increased by $228,628, or 19%, from $1,175,536 for the twelve months ended October 31, 2005 to $1,404,164 for the twelve months ended October 31, 2006. This increase was principally attributable to the following

•	Clinical trial expenses increased $328,389, or 351%, from $93,525 to $421,915 due to the start-up of our clinical trial in March 2006.

•	Wages, salaries and related lab costs increased by $409,524, or 215%, from $190,804 to $600,329 principally due to our expanded research and development staffing in early 2006.

•	Subcontracted expenses increased by $107,949, or 76.3%, from $141,366 to $249,315 reflecting the additional subcontract work performed by Dr. Paterson at Penn, pursuant to certain grants.

•
Manufacturing expenses decreased $383,387, or 93.6%, from $409,542 to $26,155; the result of the fiscal 2005 manufacturing program in anticipation of the Lovaxin C for toxicology and clinical trials required in early 2006.

•
Toxicology study expenses decreased $259,548, or 88.6%, from $293,105 to $33,558; principally as a result of the initiation in the earlier period of toxicology studies by Pharm Olam in connection with our Lovaxin C product candidates in anticipation of the clinical studies in 2006.

 General and Administrative Expenses. General and administrative expenses increased by $857,270, or 70.3%, from $1,219,792 for the year ended October 31, 2005 to $2,077,062 for the year ended October 31, 2006, primarily attributable to the following:

•
Consulting fees and related expenses increased by $580,197, or 190%, from $305,153 for the twelve months ended October 31, 2005 to $885,349 for the same period in 2006 arising from a higher bonus expense, stock expense, consulting fees and the fair value of options primarily for the Chief Executive Officer(s) and consultants.

•
An increase in legal fees and public relations expenses of $391,611, or 364%, from $107,370 for the twelve-months ended October 31, 2005 to $498,611 for the same period in 2006, primarily as a result of an increase in the costs arising from being publicly held.

•	A decrease in offering and analyst expenses of $132,498, all of which were incurred in fiscal 2005 while none were incurred in 2006.

Other Income (expense). Other income (expense) increased by ($3,185,149) from income of $36,671 for the twelve months ended October 31, 2005 to ($3,148,478) recorded as expense for the twelve months ended October 31, 2006. During the years ended October 31, 2005 and 2006 we recorded interest expense of ($7,307), and ($437,299) respectively. Interest expense, relates primarily to our outstanding secured convertible debenture commencing at the closing dates on February 2 and March 8, 2006. Interest earned on investments amounted to $43,978 and $90,899, respectively. In the year ended October 31, 2006 there is a net change of ($2,802,078) in fair value of common stock warrants and embedded derivative liabilities in expense (non-cash item) as of October 31, 2006 compared to the original value for the secured convertible debenture.

No provision for income taxes was made for the year ended October 31, 2005 or 2006 due to significant tax losses during and prior to such periods.

 Year Ended October 31, 2005 Compared to the Year Ended October 31, 2004

Revenue. Our revenue increased by $436,462, or 375%, from $116,406 for the year ended October 31, 2004 to $552,868 for the year ended October 31, 2005 due to the increase in grant money received by the Company in these periods.

Research and Development Expenses. Research and development expenses increased by $1,049,594, or 833%, from $125,942 for the twelve months ended October 31, 2004 to $1,175,536 for the twelve months ended October 31, 2005, principally attributable to the following:

•
An increase in our related manufacturing expenses of $416,842, from $(7,300) to $409,542; such increase reflects the delay in the manufacturing program during 2004 because of delays in funding, and the manufacturing in 2005 of Lovaxin C for toxicology and clinical trials;

•
Expenses in fiscal 2005 of $293,105 reflecting the initiation of toxicology studies by Pharm Olam in connection with our Lovaxin C product candidates, and the payment of deferred license fees to Penn; none were incurred in the prior year.

•	Wages and salaries related to our research and development program of $166,346 reflecting the recruitment of our R&D management team in early 2005; none were incurred in the prior year.

•	Subcontracted work of $141,366, reflecting the subcontract work performed by Dr. Paterson at Penn, pursuant to certain grants; none were incurred in the prior year.

General and Administrative Expenses. General and administrative expenses increased by $695,424, or 133%, from $524,368 for the year ended October 31, 2004 to $1,219,792 for the year ended October 31, 2005, primarily attributable to the following:

•
employee related expenses increased by $123,157, or 56.4%, from $218,482 for the twelve months ended October 31, 2004 to $341,639 for the twelve months ended October 31, 2005 arising from a bonus to Mr. Derbin, the then Chief Executive Officer, in stock, an increase in the salary of Mr. Derbin, and the cost of health insurance initiated in 2005;

•
offering expenses increased by $117,498, or 100%, from $0 for the twelve months ended October 31, 2004 to $117,498 for the twelve months ended October 31, 2005 arising from legal and banking expenses relating to the private placement closed in November 2004;

•
an increase in professional fees from $231,686 for the twelve-months ended October 31, 2004 to $460,691 for the twelve months ended October 31, 2005, primarily as a result of an increase in legal fees, public relations fees, consulting fees and accounting fees.

  Interest (Expenses). Interest expense decreased by $5,825, or 44.4%, to ($7,307) for the year ended October 31, 2005 from ($13,132) for the year ended October 31, 2004. The decrease results primarily from a reduction on interest payable on certain notes which were converted on November 12, 2004.

  Other Income. Other Income increased by $43,907 to 43,978 from $71 for the twelve months ended October 31, 2004. The increase results primarily from an increase in interest paid on cash deposits held by the Company.

  No provision for income taxes was made for the year ended October 31, 2004 or 2005 due to significant tax losses during and prior to such periods.

Liquidity and capital resources

At October 31, 2005 and 2006 and January 31, 2007, our cash was $2,075,206, $2,761,166 and $1,977,809, respectively, and we had a working capital of $1,365,742, $1,254,651 and $439,474 at October 31, 2005 and 2006 and January 31, 2007, respectively.

To date, our principal source of liquidity has been cash provided by private placements of our securities. Some of these offerings have been structured so as to be exempt from the prospectus delivery requirements under the Securities Act of 1933 (the “Securities Act”). Principal uses of our cash have been to support research and development, clinical study, financing and working capital. We anticipate these uses will continue to be our principal uses in the future.

We intend to use our available cash and resources during the twevle months following January 31, 2007 to conduct our Phase I clinical trial in cervical cancer using Lovaxin C, one of our lead product candidates in development using our Listeria System, maintain our research and development team to assist in the further development of Lovaxin B (our Listeria vaccine directed toward treatment of breast cancer), and Lovaxin P (our Listeria vaccine directed toward treatment of prostate cancer) as well as in the development of several additional Listeria based vaccines for the treatment of cancer, and to enhance our manufacturing capabilities and strategic activities.

Although we believe that the net proceeds received by us from the private placement to Cornell will be sufficient to finance our currently planned operations for 12 months ending January 31, 2007, they will not be sufficient to meet our longer-term cash requirements or our cash requirements for the commercialization of any of our existing or future product candidates. We will be required to sell equity or debt securities or to enter into other financial arrangements, including relationships with corporate and other partners, in order to raise additional capital. Depending upon market conditions, we may not be successful in raising sufficient additional capital for our long-term requirements. In such event, our business, prospects, financial condition and results of operations could be materially adversely affected.

 The following factors, among others, could cause actual results to differ from those indicated in the above forward-looking statements: increased length and scope of our clinical trials, increased costs related to intellectual property related expenses, increased cost of manufacturing and higher consulting costs. These factors or additional risks and uncertainties not known to us or that we currently deem immaterial may impair business operations and may cause our actual results to differ materially from any forward-looking statement.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

We expect our future sources of liquidity to be primarily equity capital raised from investors, as well as licensing fees and milestone payments in the event we enter into licensing agreements with third parties, and research collaboration fees in the event we enter into research collaborations with third parties.

On November 12, 2004, we sold to accredited investors at a closing of the first tranche of the Three Tranche Private Placement 117 Units at $25,000 per unit for an aggregate purchase price of $2,925,000. Each Unit is comprised of (i) 87,108 shares of our common stock and (ii) a five-year warrant to purchase 87,108 shares of our common stock at an exercise price of $0.40 per share. At the initial closing, the accredited investors received an aggregate of 10,191,638 shares of common stock and warrants to purchase 10,191,638 shares of common stock. In addition, on November 12, 2004, $595,000 aggregate principal amount of outstanding convertible promissory notes including accrued interest, were converted into units on the same terms as those upon which the Units sold, accordingly, an aggregate of 2,136,441 shares of common stock and additional warrants to purchase 2,136,441 shares of common stock.

On December 8, 2004, we sold to accredited investors at the closing of the second tranche 8 units for an aggregate purchase price of $200,000 and the investors received an aggregate of 696,864 shares of common stock and additional warrants to purchase 696,864 shares of Common Stock.

On January 4, 2005, we sold to accredited investors at a third tranche 5.12 Units for an aggregate purchase price of $128,000, 445,993 shares of common stock and additional warrants to purchase 445,993 shares of Common Stock were issued.

Pursuant to the terms of a investment banking agreement, dated March 19, 2004, by and between us and Sunrise Securities, Corp. (“Sunrise” or the “Placement Agent”), we issued to the Placement Agent and its designees an aggregate of 2,283,445 shares of common stock and warrants to purchase up to an aggregate of 2,666,900 shares of common stock. The securities were issued along with a cash fee of $50,530 in consideration for the services of Sunrise, as our placement agent in the Private Placement.

On January 12, 2005, we sold to an accredited investor at a closing the third tranche, 44 units, for an aggregate purchase price of $1,100,000 and therefore an aggregate of 3,832,752 shares of common stock and warrants to purchase 3,832,752 shares of common stock.

Pursuant to a Securities Purchase Agreement dated February 2, 2006 and March 8, 2006 we sold to Cornell $3,000,000 principal amount of our 6%Secured Convertible Debentures due February 1, 2009 (the “Debentures”) at face amount (before commissions and related fees of $260,000), along with five year A Warrants to purchase 4,200,000 shares of common stock at the price of $0.287 per share and five year B Warrants to purchase 300,000 shares of common stock at a price of $0.3444 per share.

The 6 % per annum interest due at maturity will be charged to expense over the three-year term of the Debentures. The investment-banking fee paid to Yorkville Advisors in connection with the Debentures in the amount of $240,000 will be charged, in view its relationship with Cornell, as additional interest expense over the three-year term of the Debentures. The remaining transaction fees of $20,000 will be capitalized.

The Company calculated the fair value of the embedded conversion feature of the Company’s Debentures and the above mentioned warrants to be recorded as a warrant liability at the end of the fiscal year 2006. As a result of this calculation at the end of October 31, 2006 included in the Statement of Operations for the Company is a $2,802,078 non-cash expense in the establishment of the liabilities related to the warrants and embedded conversion feature for the entire year.

Upon full satisfaction of the Debentures (whether though its repayment or conversion to equity), the fair value of the remaining warrants on that date will be reclassified to equity.

 We are party to a license agreement, dated July 1, 2002, as amended and restated, between Advaxis and The Trustees of the University of Pennsylvania.

 For more information about Penn and commitments see “Business - Partnerships and Agreements - University of Pennsylvania. ”

For a description of material employment agreements to which we are party, see “Certain Relationships and Related Party Transactions”.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP involves the use of estimates and assumptions that affect the recorded amounts of assets and liabilities as the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ substantially from these estimates. Significant estimates include the fair value and recoverability of carrying value of intangible asset (trademarks, patents and licenses), the fair value of options, the fair value of embedded conversions features, warrants, recognition of on-going clinical trials, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Intangible assets as of October 31, 2006 consist primarily of the Penn license agreement ($482,000), as well as legal and filing costs associated with obtaining trademarks, patents and licenses. Capitalized license costs represent the value assigned to the Company’s 20-year exclusive worldwide license with the Penn. The value of the license is based on management’s assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future uses. This license includes the exclusive right to exploit 11 issued and 15 pending patents. As of October 31, 2006, capitalized costs associated with patents filed and granted are estimate to be $481,000 and the estimated costs associated with patents pending are $495,000 out of a total of $976,000 assets recorded as patents and licenses. The expirations of the existing patents range from 2014 to 2020. Capitalized costs associated with patent applications that are abandoned are charged to expense when the determination is made not to pursue the application or it has no future value. There have been no patent applications abandoned and charged to expense in the current or prior years that were material in value. Amortization expense for licensed technology and capitalized patent cost is included in general and administrative cost. Patents are amortized over 20 years.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition exceeds its carrying amount. The amount of impairment loss, if any, is measured as the difference between the net book value of the asset and its estimated fair value.

We believe the following critical accounting policy involves significant estimate and judgment. We amortize trademark, license and patent costs over their estimated useful lives. We may be required to adjust these lives based on advances in science and competitor actions. We review the recorded amounts of trademarks and patents at each period end to determine if their carrying amount is still recoverable based on expectations regarding potential licensing of the intangibles or sales of related products. Such an assessment, in the future, may result in a conclusion that the assets are impaired, with a corresponding charge against earnings.

Accounting for Warrants and Convertible Securities

The Company evaluates whether warrants issued should be accounted for as liabilities or equity based on the provisions of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. The EITF lists conditions under which warrants are required to be classified as liabilities, including the existence of registration rights where significant penalties could be required to be paid to the holder of the instrument in the event the issuer fails to register the shares under a preset time frame, or where the registration statement fails to remain effective for a preset time period. Warrants accounted for as liabilities are required to be recorded at fair value, with changes in fair value recorded in operations.

For convertible debt instruments, the Company determines whether the conversion feature must be bifurcated and accounted for as a derivative liability in accordance with the provisions of EITF 00-19. The first step of the analysis is to determine whether the debt instrument is a conventional convertible instrument, in which case the embedded conversion option would qualify for equity classification and would not be bifurcated from the debt instrument. If the debt does not meet the definition of a conventional convertible instrument, the Company will analyze whether the conversion feature should be accounted for as a liability or equity under the provisions of EITF 00-19. The most common reason a debt instrument would not be considered to be a conventional convertible instrument is where the conversion price is variable. If the conversion feature does qualify for equity classification, the Company will assess whether there is a beneficial conversion feature that must be accounted for under the provisions of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments.

  In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. Among other matters, that statement provides that where a company is required to bifurcate a derivative from its host contract, the company may irrevocably elect to initially and subsequently measure that hybrid financial instrument in its entirety at fair value, with changes in fair value recognized in operations. The statement is effective for financial instruments issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year.

Due to the limited nature of the Company’s operations, the Company has not identified any other accounting policies involving estimates or assumptions that are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and where the impact of the estimates and assumptions on financial condition or operating performance is material.

Off-balance Sheet Arrangements.

On July 1, 2002 (effective date) we entered into a 20-year exclusive worldwide license, with the University of Pennsylvania (Penn) with respect to the innovative work of Yvonne Paterson, Ph.D., Professor of Microbiology in the area of innate immunity, or the immune response attributable to immune cells, including dentritic cells, macrophages and natural killer cells, that respond to pathogens non-specifically. This agreement has been amended from time to time and was amended and restated on February 13, 2007.

This license, unless sooner terminated in accordance with its terms, terminates upon the later of: (a) expiration of the last to expire Penn patent rights; or (b) twenty years after the effective date. The license provides us with the exclusive commercial rights to the patent portfolio developed at Penn as of the effective date, in connection with Dr. Paterson and requires us to raise capital, pay various milestone, legal, filing and licensing payments to commercialize the technology. In exchange for the license, Penn received shares of our common stock which currently represents approximately 16% of our common stock outstanding on a fully-diluted basis. In addition, Penn is entitled to receive: a non-refundable initial license fee, license fees, royalty payments and milestone payments based on net sales and percentages of sublicense fees and certain commercial milestones, as follows: 1.5% royalties on net sales in all countries; notwithstanding this royalty rate, we have agreed to pay Penn a total of $525,000 over a three-year period as an advance minimum royalty after the first commercial sale of a product under each license (which payments we do not expect to begin within the next five years); an annual maintenance fee starting on December 31, 2008, until the first commercial sale of a Penn licensed product; a total of $157,134 in license payments in addition to the $215,700 previously paid, or a total of $372,834. Under the agreement prior to the amendment and restatement we were required to pay $660,000 to Penn (a portion of which amount is reflected as an obligation on our balance sheet) upon receiving financing or on certain dates on or before December 15, 2007, whichever is earlier. Overall the amended and restated agreement payment terms reflect lower near-term requirements but are more than offset by higher longer term milestone payments for the initiation of a phase III clinical trial and the regulatory approval for the first Penn Licensed Product. We are responsible for filing new patents and maintaining the existing patents licensed to us and we are obligated to reimburse Penn for all attorneys’ fees, expenses, official fees and other charges incurred in the preparation, prosecution and maintenance of the patents licensed from Penn.

Furthermore, upon the achievement of the first sale of a product in certain fields, Penn shall be entitled to milestone payments, as follows: $2,500,000 shall be due for first commercial sale of the first product in the cancer field; and $1,000,000 shall be due upon the date of first commercial sale of a product in each of the secondary strategic fields sold. Therefore, the total potential amount of milestone payments is $3,500,000 in the cancer field.

As a result of our payment obligations under the license our total payments to Penn over the next ten years could reach an aggregate of $5,420,000, if we have net sales in the aggregate amount of $100 million from our cancer products. If over the next 10 years our net sales total an aggregate amount of only $10 million from our cancer products, total payments to Penn could aggregate $4,445,000.

This license also grants us exclusive negotiation and exclusive options until June 17, 2009 to obtain exclusive licenses to new inventions on therapeutic vaccines developed by Drs. Paterson and Fred Frankel and their laboratory. Each option is granted to us at no cost and provides a six month exercise period from the date of disclosure. Once exercised we have a 90 day period to negotiate in good faith a comprehensive license agreement at licensing fees up to $10,000. We recently exercised the option and have entered into negotiations to license approximately 18 inventions. The license fees, legal expense, and other filing expenses for such 18 inventions are estimated to amount to $400,000 over a period of several years.

Impact of Inflation

We believe that our results of operations are not dependent upon moderate changes in inflation rates.

BUSINESS

General

We are a development stage biotechnology company utilizing multiple mechanisms of immunity with the intent to develop cancer vaccines that are more effective and safer than existing vaccines. To that end, we have licensed rights from Penn to use the Listeria System to secrete a protein sequence containing a tumor-specific antigen. Using the Listeria System, we believe we will force the body’s immune system to process and recognize the antigen as if it were foreign, creating the immune response needed to attack the cancer. Our licensed Listeria System, developed at Penn over the past 10 years, provides a scientific basis for believing that this therapeutic approach induces a significant immune response to a tumor. Accordingly, we believe that the Listeria System is a broadly enabling platform technology that can be applied to many types of cancers. In addition, we believe there may be useful applications in infectious diseases and auto-immune disorders.

The therapeutic approach that comprises the Listeria System is based upon the innovative work of Yvonne Paterson, PhD., Professor of Microbiology at Penn, involving the creation of genetically engineered Listeria that stimulate the innate immune system and induce an antigen-specific immune response involving humoral and cellular components. We have obtained the Penn License to exploit the Listeria System.

We have focused our initial development efforts upon cancer vaccines targeting cervical, prostate, breast, ovarian, lung and other cancers. Our lead products in development are as follows:

Product	Indication	Stage
Lovaxin C	Cervical, head and neck cancers	Phase I/II anticipates to be completed during six months ended July 31, 2007, Phase II study in cervical cancer anticipated to commence in 2007*

Lovaxin P	Prostate cancer	Pre-clinical; Phase I study anticipated to commence in late fiscal 2007

Lovaxin B	Breast cancer and melanoma	Pre-clinical; Phase I study anticipated to commence in late fiscal 2008

Lovaxin T	Cancer through control of telomerase	Pre-clinical

* Possible delays of up to six months may occur based on the production schedule of Cobra Biomanufacturing PLC of material, vaccine stability testing and the issuance of required regulatory approval.

See “Business - Research and Development Program”.

Since our formation, we have had a history of losses which as of October 31, 2006 aggregate of $9,662,173, and because of the long development period for new drugs, we expect to continue to incur losses for several years. Our business plan to date has been realized by substantial outsourcing of virtually all major functions of drug development including scaling up for manufacturing, research and development, grant applications and others. The expenses of these outsourced services account for most of our accumulated loss. We cannot predict when, if ever, any of our product candidates will become commercially viable or FDA approved. Even if one or more of our products becomes commercially viable and receives FDA approval, we are not certain that we will ever become a profitable business.

Strategy

During the next 12 to 24 months our strategic focus will be to achieve several objectives. The foremost of these objectives are as follows:

•	Complete our Phase I clinical study of Lovaxin C to document the practicability of using this agent safely in the therapeutic treatment of cervical cancer ;

•	Initiate our Phase II clinical study of Lovaxin C in the therapeutic treatment of cancers;

•	Initiate a Phase I/II clinical study of Lovaxin P in the therapeutic treatment of prostate cancer;

•	Initiate a Phase I/II clinical study of Lovaxin B in the therapeutic treatment of breast cancer;

•	Continue the pre-clinical development of our product candidates, as well as continue research to expand our technology platform; and

•	Initiate strategic and development collaborations with biotechnology and pharmaceutical companies.

Complete the Ongoing Phase I Clinical Study of Lovaxin C. We have had several meetings with the FDA and the Recombinant Advisory Committee of the National Institutes of Health (the “NIH”) and have designed and fielded a Phase I/II clinical study to assess the safety of Lovaxin C. We plan to complete this clinical study in the fiscal third or fourth fiscal quarter 2007.

In April 2007, we concluded the recruitment phase of our Phase I/II trial of Lovaxin C after dosing 15 patients with advanced cervical cancer at sites located in Serbia, Mexico and Israel in an escalating dose clinical trial and after an independent safety panel agreed that Lovaxin C had been dosed safely to date and that the trial could proceed to a higher dose. The Company, however, has determined that it was not necessary. It intends to report the results and submit an IND to the FDA by October 2007. If the IND is approved, the Company will proceed to Phase II.

We have demonstrated in over 100 publications in peer reviewed journals that Lovaxin C generates a therapeutic effect in animal cancer models. The preliminary safety data was deemed adequate by both national and institutional regulators in each of the countries in which our trial is being conducted under the International Harmonization Treaties (ICH) which govern international drug development. A safety panel comprised of a founder of the National Cancer Institute (NCI) Gynecologic Oncology Group, the investigator for the phase III Merck Gardasil trial, an oncologist, the principal investigator of the study and a representative of the sponsor was convened according to the clinical protocol, which states that all severe and life threatening adverse events (grade 3 & 4) are to be promptly reported to the panel who are empowered to stop the trial at any time in the event of a safety risk to patients. At the time of this writing, the first two cohorts have completed dosing and no grade 3 or 4 adverse events associated with Lovaxin C have been observed.

  The Gynecologic Oncology Group (GOG), a collaborative treatment group associated with the NCI, has agreed to conduct the fieldwork for the Phase II study at their expense (an estimated value of about $1,500,000 to $2,000,000). We estimate that we will conduct lab work valued at $250,000 to support of this study.

Following the completion of the Phase I study and assuming that the results of this study are favorable, we intend to prepare Phase II clinical studies to demonstrate therapeutic efficacy, as well as to optimize the dosage and dosing regimen, the tests and assessments to be performed in Phase III, to characterize the responding patient population, and to understand all factors possible for the purpose of defining and conducting a definitive test of the safety and efficacy of Lovaxin C for regulatory approval. Thereafter, and assuming that the results of the Phase II study are favorable, we intend to conduct Phase III clinical studies to demonstrate safety, efficacy and the potency of the investigational vaccine. Such studies are expected to occur in the next five to ten years. Throughout this process, we will be meeting with the FDA prior to and at the conclusion of each phase to reach a consensus before initiating any studies, in order to minimize regulatory risks during this clinical development process.

At the conclusion of the Phase III studies, we intend to prepare and file a Biologics License Application (BLA) with the FDA. Prior to submission of the BLA, depending upon the data, we intend to possibly seek a Special Protocol Assessment and/or a Fast Track designation from the FDA, which shortens the internal FDA review process. As we accrue clinical data demonstrating the safety, efficacy and potency of Lovaxin C in Phase I and II clinical studies we will also explore other regulatory approval options with the FDA that could expedite the licensure of the final vaccine.

We intend to continue to devote a portion of our resources to the continued pre-clinical development of our product candidates as well as the continued research to expand our technology platform. Specifically, we intend to focus upon research relating to combining our Listeria System with new and additional tumor antigens which, if successful, may lead to additional cancer vaccines and other therapeutic products. These activities may require significant financial resources, as well as areas of expertise beyond those readily available. In order to provide additional resources and capital, we may enter into research, collaborative, or commercial partnerships, joint ventures, or other arrangements with competitive or complementary companies, including major international pharmaceutical companies, or with universities, such as Penn and UCLA. See “Business - Partnerships and Agreements - Penn”.

Background

Cancer

Despite tremendous advances in science, cancer remains a major health problem, and for many it continues to be the most feared of diseases. Although age-adjusted mortality rates for all cancer fell during the 1990’s, particularly for the major cancer sites (lung, colorectal, breast, and prostate), mortality rates are still increasing in certain sites such as liver and non-Hodgkin’s lymphoma. The American Cancer Society estimates that more than eight million Americans were treated for cancer in 1999. According to the HCUP, in 2000, treatment of the top five cancers resulted in $10.8 billion in hospital costs.

Cancer is the second largest cause of death in the United States, exceeded only by heart disease. Approximately 1,399,790 new cases of cancer were expected to be diagnosed in 2006, and 564,830 Americans were expected to die from the disease. The NIH estimates the overall cost for cancer in the year 2005 at $209.9 billion: $74.06 billion for direct medical costs, $17.5 billion for indirect morbidity costs (loss of productivity due to illness) and, $118.4 billion for indirect mortality costs (cost of lost productivity due to premature death). (Source: cancer facts & figures 2006, American Cancer Society). Cervical cancer is estimated to have caused the death in the US of approximately 3,700 patients in 2006.

Immune System and Normal Antigen Processing

Living creatures, including humans, are continually confronted with potentially infectious agents. The immune system has evolved multiple mechanisms that allow the body to recognize these agents as foreign, and to target a variety of immunological responses, including innate, antibody, and cellular immunity, that mobilize the body’s natural defenses against these foreign agents and will eliminate them.

Innate Immunity:

Innate immunity is the first step in the recognition of a foreign antigen by lymphocytes, antigen processing by Antigen Processing Cells (APC). APCs are phagocytic cells that ingest particulate material, infectious agents and cellular debris. This non-specific ingestion, Phagocytosis, by these cells results in their activation and the release of soluble mediators called cytokines that assist the immune response.

Exogenous pathway of Adaptive Immunity (Class II pathway):

Proteins and foreign molecules ingested by APC are broken down in digestive vacuoles  into small pieces, called peptides, and the pieces are combined with proteins called Class 2 MHC (for Major Histocompatibility Complex) in a part of the cell called the endoplasmic reticulum. The MHC-peptide, termed and MHC-2 complex from the Class 2 (or exogenous) pathway, is then pushed out to the cell surface where it interacts with certain classes of lymphocytes (CD4+) such as helper T-cells that produce induce a proliferation of stimulate B-cells, which produce antibodies, or helper T cells that assist in the maturation of cytotoxic T-lymphocytes. This system is called the exogenous pathway, since it is the prototypical response to an exogenous antigen like bacteria.

Endogenous pathway of Adaptive Immunity (Class I pathway)

There exists another pathway, called the endogenous pathway. In this system, when one of the body's cells begins to create unusual proteins (as happens in most viral infections and in cancer cells), the protein is broken up into peptides in the cytoplasm and directed into the endoplasmic reticulum, where it is incorporated into an MHC-1 protein and traffics to the cell surface. This signal then calls effector cells of the cellular immune system, especially CD8+ cytotoxic T-lymphocytes, to come and kill the cell. The endogenous pathway is primarily for elimination of virus-infected or cancerous cells.

In clinical cancer, the body does not always recognize the cancer cells as foreign. Listeria based vaccines are unique for many reasons, one of which is that unlike viral vectors, DNA or peptide antigens or other vaccines, Listeria stimulates all of the above mechanisms of immune action. Our technology forces the body to recognize tumor-associated or tumor-specific antigens as foreign, thus creating the immune response needed to attack the cancer. It does this by combining elements of the endogenous and exogenous pathways utilizing a number of biologic characteristics of the Listeria bacteria.

Mechanism of Action

Listeria is a bacterium well known to medical science because it can cause an infection in humans. Because Listeria is a live bacterium it stimulates the innate immune system, thereby priming the adaptive immune system to better respond to the specific antigens that the Listeria carries, which viruses and other vectors do not do. This is a non-specific stimulation of the overall immune system that results when certain classes of pathogens such as bacteria (but not viruses) are detected. It provides some level of immune protection and also serves to prime the elements of adaptive immunity to respond in a stronger way to the specific antigenic stimulus.

When Listeria enters the body, it is seen as foreign by the antigen processing cells and ingested into cellular compartments called lysosomes, whose destructive enzymes kill most of the bacteria. A certain percentage of these bacteria, however, are able to break out of the lysosomes and enter into the cytoplasm of the cell, where they are relatively safe from the immune system. The bacteria multiply in the cell, and the Listeria is able to force the cell to move the bacteria to its cell surface so it can push into neighboring cells and spread. Listeria is a pathogen that causes food poisoning, typically in people who are either immunocompromised or who eat a large quantity of the microbe as can occur in spoiled dairy products. It is not laterally transmitted from person to person, and is a common microbe in our environment. Most people ingest Listeria without being aware of it, but in high quantities or in immune suppressed people Listeria can cause various clinical conditions, including sepsis, meningitis and placental infections in pregnant women. Fortunately, many common antibiotics can kill and sterilize Listeria.

Figs 1-7. When Listeria enters the body, it is seen as foreign by the antigen processing cells and ingested into cellular compartments called lysosomes, whose destructive enzymes kill most of the bacteria, fragments of which are then presented to the immune system via the exogenous pathway.

Figs 8-10. A certain percentage of bacteria are able to break out of the lysosomes and enter into the cytoplasm of the cell, where they are safe from lysosomal destruction. The bacteria multiply in the cell, and the Listeria is able to migrate into neighboring cells and spread without entering the extracellular space. Antigen produced by these bacteria enter the Class I pathway and directly stimulate a cytotoxic T cell response.

It is the details of Listeria intracellular activity that are important for understanding Advaxis technology. Inside the lysosome, Listeria produces listeriolysin-O ("LLO"), a protein that digests a hole in the membrane of the lysosome that allows the bacteria to escape into the cytoplasm. Once in the cytoplasm, however, LLO is also capable of digesting a hole in the outer cell membrane. This would destroy the host cell, and spill the bacteria back out into the intercellular space where it would be exposed to more immune cell attacks and destruction. To prevent this, the body has evolved a mechanism for recognizing enzymes with this capability based upon their amino acid sequence. The sequence of approximately 30 amino acids in LLO and similar molecules is called the PEST sequence (for the predominant amino acids it contains) and it is used by normal cells to force the termination of proteins that need only have a short life in the cytoplasm. This PEST sequence serves as a routing tag that tells the cells to route the LLO in the cytoplasm and to the proteosome for digestion, which terminates its action and provides fragments that then go to the endoplasmic reticulum, where it is processed just like a protein antigen in the endogenous pathway to generate MHC-1 complexes.

  This mechanism used by Listeria to its benefit is that the LLO is neutralized and the bacteria do not kill the host cell. Advaxis is co-opting this mechanism by creating a protein that is comprised of the cancer antigen fused to a non-hemolytic portion of the LLO molecule that contains the PEST sequence. This serves to route the molecule for accelerated proteolytic degradation which accelerates both the rate of antigen breakdown and the amount of antigen fragments available for incorporation in to MHC-1 complexes; thus increasing the stimultus to activate cytotoxic T cells.

Thus, Listeria vaccines stimulate every immune pathway simultaneously. It has long been recognized that cytotoxic T lymphocytes (CTL) are the elements of the immune system that kill and clear cancer cells. The amplified CTL response to Listeria vaccines are arguably the strongest stimulator of CTL yet developed. The strength of this response is reflected in the data.

  It is important to note that Advaxis proprietary LLO fusion protein has other salutary actions that facilitate a therapeutic cancer killing action. We have published findings which show that Listeria engineered to deliver our LLO fusion protein are different from Listeria engineered to deliver the same antigen without the fusion tag in that the antigen-only system stimulates T regulatory cells (Tregs) and the LLO fusion protein delivery does not. This is very important since T regulatory cells are activated along with other T cells during immune stimulation; however they inhibit the anti-tumor response. It is believed that these cells serve as a brake on the immune system to minimize potentially dangerous autoimmune reactions. Most vaccines stimulate Tregs, and this is currently believed to be a reason for less than optimal therapeutic responses. Currently there are drugs in development to treat cancer that function exclusively by inhibiting these Tregs.

Also, many investigators have shown that LLO has adjuvant effects which result in the release of a variety of chemicals with in the body, and within the tumor, termed cytokines, chemokines and co-stimulatory molecules. These agents facilitate the tumor killing effects of activated T cells by creating a local tumor environment that is most conducive for these actions to occur. Taken together, this is why it is believed that live Listeria which secrete LLO and escape from the phagocytotic vacuole exerts such profound immuno-stimulatory effects, while ingested Listeria that are digested within the vacuole and do not escape don’t show these effects.

Thus, what makes Advaxis live Listeria vaccines so effective, we believe, are a combination of effects that stimulate multiple arms of the immune system simultaneously in a manner that generates an integrated physiologic response conducive to the killing and clearing of tumor cells. These mechanisms include:

1.	Innate immunity: the non-specific stimulation of all aspects of the immune system in response to a bacterial infection.

2.	Exogenous pathway: the stimulation of helper T cell function that stimulates and supports cytotoxic T cell function.

3.	Endogenous pathway: the direct stimulation of cytotoxic T cells in an amplified fashion due accelerated antigen fragment generation.

4.	Lack of Tregs: the stimulation of the facilitory aspects of an anti-tumoral immune response without the inhibitory aspects as a result of the LLO antigen fusion protein.

5.
Supportive local tumor environment: the adjuvant stimulation of various chemical factors within the tumor that support the anti-tumor effect of the immune system stimulated by the effective delivery of the specific antigen.

Research and Development Program

Overview

We use genetically engineered Listeria monocytogenes as a therapeutic agent. We start with an attenuated strain of Listeria, and then add to this bacterium a plasmid that encodes a protein sequence that includes a portion of the LLO molecule (including the PEST sequence) and the tumor antigen of interest. This protein is secreted by the Listeria inside the antigen processing cells, which then results in the immune response as discussed above.

We can use different tumor antigens (or other antigens: e.g. allergy or infectious disease) in this system. By varying the antigen, we create different therapeutic agents. Our lead agent, Lovaxin C, uses a human papillomavirus derived antigen that is present in cervical cancers. Lovaxin B uses her2/neu, an antigen found in many breast cancer and melanoma cells, to induce an immune response that should be useful in treating these conditions.

Partnerships and Agreements

University of Pennsylvania

On July 1, 2002 (effective date) we entered into a 20-year exclusive worldwide license, with the University of Pennsylvania (Penn) with respect to the innovative work of Yvonne Paterson, PhD., Professor of Microbiology in the area of innate immunity, or the immune response attributable to immune cells, including dentritic cells, macrophages and natural killer cells, that respond to pathogens non-specifically. This agreement has been amended from time to time, most recently amended and restated  on February 13, 2007.

This license, unless sooner terminated in accordance with its terms, terminates upon the later (a) expiration of the last to expire Penn patent rights; or (b) twenty years after the effective date. The license provides us with the exclusive commercial rights to the patent portfolio developed at Penn as of the effective date, in connection with Dr. Paterson and requires us to raise capital, pay various milestone, legal, filing and licensing payments to commercialize the technology. In exchange for the license, Penn received shares of our common stock which currently represents approximately 16% of our common stock outstanding on a fully-diluted basis. In addition, Penn is entitled to receive a non-refundable initial license fee, license fees, royalty payments and milestone payments based on net sales and percentages of sublicense fees and certain commercial milestone. Penn is entitled to receive 1.5% royalties on net sales in all countries. Notwithstanding these royalty rates, we have agreed to pay Penn a total of $525,000 over a three-year period as an advance minimum royalty after the first commercial sale of a product under each license (which payments we are not expecting to begin within the next five years). In addition, under the license, executed on February 13, 2007 we are obligated to pay an annual maintenance fee starting on December 31, 2008, until the first commercial sale of a Penn licensed product. Under the amended and restated agreement we are also required to pay a total of $157,134 in license payments in addition to the $215,700 previously paid, or a total of $372,834, in Penn license payments. Under the agreement prior to the amendment and restatement we were required to pay $660,000 to Penn (a portion of which is reflected as an obligation on our balance sheet) upon receiving financing or on certain dates on or before December 15, 2007, whichever is earlier. Overall the amended and restated agreement payment terms reflect lower near term requirements but were more than offset by higher longer term milestone payments for the initiation of a phase III clinical trial and the regulatory approval for the first Penn Licensed Product. We are responsible for filing new patents and maintaining the existing patents licensed to use and we are obligated to reimburse Penn for all attorneys fees, expenses, official fees and other charges incurred in the preparation, prosecution and maintenance of the patents licensed from Penn.

Furthermore, upon the achievement of the first sale of a product in certain fields, Penn shall be entitled to certain milestone payments, as follows: $2,500,000 shall be due for first commercial sale of the first product in the cancer field. In addition, $1,000,000 will be due upon the date of first commercial sale of a product in each of the secondary strategic fields sold. Therefore, the total potential amount of milestone payments is $3,500,000 in the cancer field.

As a result of our payment obligations under the license assuming we have net sales in the aggregate amount of $100 million from our cancer products, our total payments to Penn over the next ten years could reach an aggregate of $5,420,000. If over the next 10 years our net sales total an aggregate amount of only $10 million from our cancer products, total payments to Penn could reach be $4,445,000.

  This license also grants us exclusive negotiation and exclusive options until June 17, 2009 to obtain exclusive licenses to new inventions on therapeutic vaccines developed Drs’ Paterson and Fred Frankel and their laboratory. Each option is granted to us at no cost and provides a six month exercise period form the date of disclosure. Once exercised we have a 90 day period to negotiate in good faith a comprehensive license agreement at licensing fees up to $10,000. We recently exercised the option and have entered into negotiations to license approximately 18 inventions. The license fees, legal expense, and other filing expenses for such 18 inventions are estimated to amount to $400,000 over a period of several years.

Strategically we continue to enter into sponsored research agreements with Dr. Paterson and Penn to generate new intellectual property and to exploit all existing intellectual property covered by the license.

Penn is not involved in management of our company or in our decisions with respect to exploitation of the patent portfolio.

Dr. Yvonne Paterson

Dr. Paterson is a Professor in the Department of Microbiology at Penn and the inventor of our licensed technology. She has been an invited speaker at national and international health field conferences and leading academic institutions. She has served on many federal advisory boards, such as the NIH expert panel to review primate centers, the Office of AIDS Research Planning Fiscal Workshop, and the Allergy and Immunology NIH Study Section. She has written over 140 publications in immunology (including a recently published book) with emphasis during the last several years on the areas of HIV, AIDS and cancer research. Her instruction and mentorship has trained over 30 post-doctoral and doctoral students in the fields of Biochemistry and Immunology, many of whom are research leaders in academia and industry.

Dr. Paterson is currently the principal investigator on grants from the federal government and charitable trusts totaling approximately $500,000 dollars per year and training grants totaling approximately $800,000 per year. Her research interests are broad, but her laboratory has been focused for the past ten years on developing novel approaches for prophylactic vaccines against infectious disease and immunotherapeutic approaches to cancer. The approach of the laboratory is based on a long-standing interest in the properties of proteins that render them immunogenic and how such immunogenicity may be modulated within the body.

Consulting Agreement. We entered into a renewed consulting agreement with Dr. Paterson on January 28, 2005 with an initial term expiring on January 31, 2006 with automatic renewals for up to six additional periods of six months each pursuant to which we have had access to Dr. Paterson’s consulting services for one full day per week. We are currently in our fourth renewal period. Dr. Paterson has advised us on an exclusive basis on various issues related to our technology, manufacturing issues, establishing our lab, knowledge transfer, and our long-term research and development program. Pursuant to the agreement, Dr. Paterson currently receives $5,000 per month of which $3,000 is paid in cash and $2,000 is accrued until the conversion of the Cornell convertible debenture provided, that upon the closing of an additional $3 million in equity capital, Dr. Paterson’s rates will increase to $5,000 per month; provided, further, that upon the closing of an additional $6 million in equity capital, Dr. Paterson’s rates shall increase to $7,000 per month; and provided, further, that upon the closing of an additional of $9 million in equity capital, Dr. Paterson’s rates shall increase to $9,000 per month. In addition, on February 1, 2005, Dr. Paterson received options to purchase 400,000 shares of our common stock at an exercise price of $0.287 per share with 40,000 fully vested when granted and the remaining 360,000 options vesting equally over 48 months; provided that Dr. Paterson remains a consultant over the four year period. Since February 1, 2005, Dr. Paterson is being paid $3,000 per month, and since March 2006 we’ve accrued an additional $2,000 per month pending the next round of financing of $3,000,000 and she holds options to purchase a total of 569,048 shares of Common Stock of which 360,714 are vested as of October 31, 2006.

Sponsored Research Agreement.

We entered into a sponsored research agreement on December 6, 2006 with Penn and Dr. Paterson under which we are obligated to pay $159,598 per year for a total period of 2 years covering the development of potential vaccine candidates based on our Listeria technology as well as other basic research projects.

We intend to enter into additional sponsored research agreements with Penn in the future with respect to research and development on our product candidates.

We believe that Dr. Paterson’s continuing research will serve as a source of ongoing findings and data that both supports and strengthen the existing patents. Her work will expand the claims of the patent portfolio (potentially including adding claims for new tumor specific antigens, the utilization of new vectors to deliver antigens, and applying the technology to new disease conditions) and create the infrastructure for the future filing of new patents.

Dr. Paterson is also the chairman of our Scientific Advisory Board.

Dr. David Filer

We have entered a consulting agreement with Dr. David Filer, a biotech consultant. The Agreement commenced on January 7, 2005 and had a six month term, but has been and may further be extended by agreement. Dr. Filer shall continue to provide to us for three days per month during the term of the agreement assistance on our development efforts, reviewing our scientific technical and business data and materials and introducing us to industry analysts, institutional investors collaborators and strategic partners. In consideration for the consulting services we pay Dr. Filer $2,000 per month. In addition, Dr. Filer received options to purchase 40,000 shares of common stock which are currently vested.

Freemind Group LLC (“Freemind”)

We have entered into an agreement with Freemind to develop and manage our grant writing strategy and application program. Advaxis will pay Freemind according to a fee structure based on achievement of grants awarded to us at the rate of 6-7% of the grant amount. Advaxis will also pay Freemind fixed consulting fees based on the type of grants submitted, ranging from $5,000-7,000 depending on the type of application submitted. Freemind has extensive experience in accessing public financing opportunities, the national SBIR and related NIH/NCI programs. Freemind has assisted us to file grant applications with NIH covering the use of Lovaxin C for cervical dysplasia.

University of California

 On March 14, 2004 we entered into a nonexclusive license and bailment agreement with the Regents of the University of California (“UCLA”) to commercially develop products using the XFL7 strain of Listeria monoctyogenes in humans and animals. The agreement is effective for a period of 15 years and renewable by mutual consent of the parties. Advaxis paid UCLA an initial licensee fee and annual maintenance fees for use of the Listeria. We may not sell products using the XFL7 strain Listeria other than agreed upon products or sublicense the rights granted under the license agreement without the prior written consent of UCLA.

Cobra Biomanufacturing PLC

In July 2003, we entered into an agreement with Cobra Biomanufacturing PLC for the purpose of manufacturing our cervical cancer vaccine Lovaxin C. Cobra has extensive experience in manufacturing gene therapy products for investigational studies. Cobra is a full service manufacturing organization that manufactures and supplies DNA-based therapeutics for the pharmaceutical and biotech industry. These services include the GMP manufacturing of DNA, recombinant protein, viruses, mammalian cell products and cell banking. Cobra’s manufacturing plan for us involves several manufacturing stages, including process development, manufacturing of non-GMP material for toxicology studies and manufacturing of GMP material for the Phase I trial. The agreement to manufacture expired in December 2005 upon the delivery and completion of stability testing of the GMP material for the Phase I trial. Cobra has agreed to convert $300,000 of its existing fees for manufacturing into future royalties from the sales of Lovaxin C at the rate of 1.5% of net sales, with payments not to exceed $1,950,000.

In November 2005, in order to secure production of Lovaxin C on a long-term basis as well as other drug candidates which we are developing, we entered into a Strategic Collaboration and Long-Term Vaccine Supply Agreement for Listeria Cancer Vaccines, under which Cobra will manufacture experimental and commercial supplies of our Listeria cancer vaccines, beginning with Lovaxin C, our therapeutic vaccine for the treatment of cervical and head and neck cancers, currently in a phase I/II study in cervical cancer patients. The new agreement leaves the existing agreement in place with respect to the studies contemplated therein, and supersedes a prior agreement and provides for mutual exclusivity, priority of supply, collaboration on regulatory issues, research and development of manufacturing processes that have already resulted in new intellectual property owned by Advaxis, and the long-term supply of live Listeria based vaccines on a discounted basis.

LVEP Management, LLC

The Company entered into a consulting agreement with LVEP Management LLC (LVEP) dated as of January 19, 2005, and amended on April 15, 2005, and October 31, 2005, pursuant to which Mr. Roni Appel served as Chief Executive Officer, Chief Financial Officer and Secretary of the Company and was compensated by consulting fees paid to LVEP. LVEP is owned by the estate of Scott Flamm (deceased January 2006) previously, one of our directors and a principal shareholder. Pursuant to an amendment dated December 15, 2006 ("effective date") Mr. Appel resigned as President and Chief Executive Officer and Secretary of the Company on the effective date, but remains as a board member and consultant to the Company. The term of the agreement, as amended, is 24 months from December 15, 2006, the effective date. Mr. Appel agreed to devote 50% of his time over the first 12 months of the consulting period. Also as a consultant, he will be paid at a rate of $22,500 per month in addition to benefits as provided to other Company officers. He is to receive severance payments over an additional 12 months at a rate of $10,416.67 per month and be reimbursed for family health care. All his stock options on the effective date vested fully and are exercisable over the option contract life. Also, Mr. Appel was issued 1,000,000 shares of our common stock. He is to receive a $250,000 bonus of which $100,000 was to be paid on January 2, 2007 and the remainder to be paid on June 1, 2007.

David Carpi

 On December 15, 2006 we entered into a consulting agreement with David Carpi, whereby Mr. Carpi will assist us in the preparation and refinement of our marketing summary and presentation materials and introduce us to pre-defined pharmaceutical and biotechnology companies which may be interested in strategic partnerships. Mr. Carpi is to receive a monthly cash fee of $1,500 and reimbursement of approved expenses, and in addition success based compensation payable in cash and stock ranging from 5% to 4% of transaction proceeds, upon completion of a transaction with a strategic partner introduced by Mr. Carpi. The agreement will be effective until July 12, 2007. Thereafter it will automatically renew on a month-to-month basis if on the same terms or terminated by the Company.

  Pharm-Olam International Ltd. (“POI”)

In April 2005, we entered into a consulting agreement with POI, based on which POI is to execute and manage our Phase 1 clinical trial in Lovaxin C with POI to receive in consideration therefore $430,000 (50% of which is contingent on the closing by us of a $5 million equity financing) and reimbursement of certain expenses of $181,060. On December 13, 2006 we approved a change order reflecting the changes to the protocol the cost of which is estimated at $92,000 for a total contractual obligation of $522,000.

Cato Research Israel Ltd (“CATO”)

We have entered into a master service agreement with Cato Research Israel Ltd, on December 27, 2005, a contract research organization (CRO), that provides clinical trial management services in the state of Israel in connection with our Phase I/II clinical trial in Lovaxin C. Under the agreement we are to pay CATO approximately $40,000.

Apothecaries Limited

We entered into a master service agreement with Apothecaries Limited on September 20, 2006, a CRO for the purpose of providing us with clinical trial management services in the state of India in connection with our Phase I/II clinical trial in Lovaxin C. Under the agreement we are to pay Apothecaries amounts based on certain criteria detailed in the agreement such as clinical sites qualified ($1,500 per site), submitting and obtaining regulatory approval ($17,000), and numbers of patients enrolled to the clinical trial ($7,500 for each treated patient). If regulatory approval shall be obtained and 10 patients shall be recruited and treated in 6 clinical sites, the payments will total $101,000.

The Investor Relations Group, Inc (“IRG”)

We entered into an agreement with IRG whereby IRG is to serve as an investor relations and public relations consultant on a month-to-month basis. In consideration for performing its services, IRG is to be paid $10,000 per month plus out of pocket expenses, and 200,000 shares of common stock, or 11,111 shares per month over a period of 18 months commencing October 1, 2005, provided the agreement has not been terminated. Through October 31, 2006 we issued 99,999 shares out of the 133,332 earned shares as per the agreement.

Biologics Consulting Group, Inc. (“BCG”)

On June 1, 2006 we entered into an one year time and material agreement with BCG to provide biologics regulatory consulting services to the Company in support of the IND submission to the FDA. The tasks to be performed under this Agreement will be agreed to in advance by the Company and BCG. The term of the agreement is from June 1, 2006 to June 1, 2007. This is a time and material agreement.

PATENTS AND LICENSES

Dr. Paterson and Penn have invested significant resources and time in developing a broad base of intellectual property around the cancer vaccine platform technology to which on July 1, 2002 (effective date) we entered into a 20-year exclusive worldwide license and a right to grant sublicenses pursuant to our license agreement with Penn. Penn currently has 11 issued and 15 pending patents in the United States and other countries including Japan, Canada, Israel, Australia, and the European Union, through the Patent Cooperation Treaty (PCT) system pursuant to which we have an exclusive license to exploit the patents. We believe that these patents will allow us to take a strong lead in the field of Listeria-based therapy.

The Penn patent portfolio is currently comprised of the following:

 United States

Patents

U.S. Patent No. 6,051,237, issued April 18, 2000. Patent Application No. 08/336,372, filed November 8, 1994 for “Specific Immunotherapy of Cancer Using a Live Recombinant Bacterial Vaccine Vector.” Filed November 8, 1994. Expires April 18, 2017.

U.S. Patent No. 6,565,852, issued May 20, 2003, Paterson, et al., CIP Patent Application No. 09/535,212, filed March 27, 2000 for “Specific Immunotherapy of Cancer Using a Live Recombinant Bacterial Vaccine Vector.” Filed March 27, 2000. Expires November 8, 2014.

U.S. Patent No. 6,099,848, issued August 8, 2000, Frankel et al., Patent Application No. 08/972,902 “Immunogenic Compositions Comprising DAL/DAT Double-Mutant, Auxotrophic, Attenuated Strains of Listeria and Their Methods of Use.” Filed November 18, 1997. Expires November 18, 2017.

U.S. Patent No. 6,504,020, issued January 7, 2003, Frankel et al. Divisional Application No. 09/520,207 “Isolated Nucleic Acids Comprising Listeria DAL And DAT Genes”. Filed March 7, 2000, Expires November 18, 2017.

U.S. Patent No. 6,635,749, issued October 21, 2003, Frankel, et al. Divisional U.S. Patent Application No. 10/136,253 for “Isolated Nucleic Acids Comprising Listeria DAL and DAT Genes.” Filed May 1, 2002, Filed May 1, 2022. Expires November 18, 2017.

U.S. Patent No. 5,830,702, issued November 3, 1998, Portnoy, et al. Patent Application No. 08/366,477, filed December 30, 1994 for “Live, Recombinant Listeria SSP Vaccines and Productions of Cytotoxic T Cell Response” Filed December 30, 1997. Expires November 3, 2015.

US Patent No. 6,767,542 issued July 27, 2004, Paterson, et al. Patent Application No. 09/735,450 for “Compositions and Methods for Enhancing Immunogenicity of Antigens.” Filed December 13, 2000. Expires March 29, 2020.

US Patent No. 6,855,320 issued February 15, 2005, Paterson. Patent Application No. 09/537,642 for “Fusion of Non-Hemolytic, Truncated Form of Listeriolysin o to Antigens to Enhance Immunogenicity.” Filed March 29, 2000. Expires March 29, 2020.

US Patent No. 7,135,188 issued November 14, 2006, Paterson, Patent Application No. 10/441,851 for “Methods and compositions for immunotherapy of cancer.” Filed May 20, 2003. Expires November 8, 2014.

Patent Applications

U.S. Patent Application No. 10/239,703 for “Compositions and Methods for Enhancing Immunogenicity of Antigens.” Filed September 24, 2002, Paterson, et al.

U.S. Patent Application No. 10/660,194, “Immunogenic Compositions Comprising DAL/DAT Double Mutant, Auxotrophic Attenuated Strains Of Listeria And Their Methods Of Use,” Filed September 11, 2003, Frankel et al.

U.S. Patent Application No. 10/835,662, “Compositions and methods for enhancing the immunogenicity of antigens,” Filed April 30, 2004, Paterson et al.

U.S. Patent Application No. 10/949,667, “Methods and compositions for immunotherapy of cancer,” Filed September 24, 2004, Paterson et al.

U.S. Patent Application No. 11/223,945, “Listeria-based and LLO-based vaccines,” Filed September 13, 2005, Paterson et al.

U.S. Patent Application No. 11/376,564, “Compositions and methods for enhancing the immunogenicity of antigens,” Filed March 16, 2006, Paterson et al.

U.S. Patent Application No. 11/376,572, “Compositions and methods for enhancing the immunogenicity of antigens,” Filed March 16, 2006, Paterson et al.

International

Patents

Australian Patent No. 730296, Patent Application No. 14108/99 for “Bacterial Vaccines Comprising Auxotrophic, Attenuated Strains of Listeria Expressing Heterologous Antigens.” Filed May 18, 2000. Frankel, et al. Expires November 13, 2018.

Canadian Patent Application No. 2,309,790 for “Bacterial Vaccines Comprising Auxotrophic, Attenuated Strains of Listeria Expressing Heterologous Antigens.” Filed May 18, 2000, Frankel, et al.

Patent Applications

Canadian Patent Application No. 2,204,666, for “Specific Immunotherapy of Cancer Using a Live Recombinant Bacterial Vaccine Vector”. Filed November 3, 1995, Paterson et al.

Canadian Patent Application No. 2,404,164 for “Compositions and Methods for Enhancing Immunogenicity of Antigens.” Filed March 26, 2001. Paterson, et al.

European Patent Application No. 01928324.1 for “Compositions and Methods for Enhancing Immunogenicity of Antigens.” Filed March 26, 2001. Paterson, et al.

European Patent Application No. 98957980.0 for “Bacterial Vaccines Comprising Auxotrophic, Attenuated Strains of Listeria Expressing Heterologous Antigens.” Filed May 18, 2000, Frankel, et al.

Israel Patent Application No. 151942 for “Compositions and Methods for Enhancing Immunogenicity of Antigens.” Filed March 26, 2001, Paterson, et al.

Japanese Patent Application No. 515534/96, filed November 3, 1995 for “Specific Immunotherapy of Cancer Using a Live Recombinant Bacterial Vaccine Vector”, Paterson, et al.

Japanese Patent Application No. 2001-570290 for “Compositions and Methods for Enhancing Immunogenicity of Antigens.” Filed March 26, 2001, Paterson, et al.

PCT International Patent Application No. PCT/US06/44681 for “Methods For Producing, Growing, And Preserving Listeria Vaccine Vectors.” Filed November 16, 2006, Rothman, et al.

In 2001, an issue arose regarding the inventorship of U.S. Patent 6,565,852 and U.S. Patent Application No. 09/537,642. These patent rights are included in the patent rights licensed by Advaxis from Penn. It is contemplated by GSK, Penn and us that the issue will be resolved through:  (1) a correction of inventorship to add certain GSK inventors, (2) where necessary and appropriate, an assignment of GSK’s possible rights under these patent rights to Penn, and (3) a sublicense from us to GSK of certain subject matter, which is not central to our business plan. To date, this arrangement has not been finalized and we cannot assure that this issue will ultimately be resolved in the manner described above.

Pursuant to our license with Penn, we have an option to license from Penn any new future invention conceived by either Dr. Yvonne Paterson or by Dr. Fred Frankel in the vaccine area until June 17, 2009. We intend to expand our intellectual property base by exercising this option and gaining access to future inventions. Further, our consulting agreement with Dr. Paterson provides, among other things, that, to the extent that Dr. Paterson’s consulting work results in new inventions, such inventions will be assigned to Penn, and we will have access to those inventions under license agreements to be negotiated. See “Business - Partnerships and Agreements - Penn. ”

Our approach to the intellectual property portfolio is to aggressively create significant offensive and defensive patent protection for every product and technology platform that we develop. We work closely with our patent counsel to maintain a coherent and aggressive strategic approach to building our patent portfolio with an emphasis in the field of cancer vaccines.

We have become aware of a public company, Cerus Corporation, which has issued a press release claiming to have a proprietary Listeria-based approach to a cancer vaccine. We believe that through our exclusive license with Penn of U.S. Patent Nos. 5,830,702, 6,051,237 and 6,565,852, we have earliest known and dominant patent position in the United States for the use of recombinant Listeria monocytogenes expressing proteins or tumor antigens as a vaccine for the treatment of infectious diseases and tumors. Based on searches of publicly available databases, we do not believe that Cerus or The University of California Berkeley (which is where Cerus’ consulting scientist works) or any other third party owns any published Listeria patents or has any issued patent claims that might materially negatively affect our freedom to operate our business as currently contemplated in the field of recombinant Listeria monocytogenes.

Cerus has filed an opposition against European Patent Application Number 0790835 (EP 835 Patent) which was granted by the European Patent Office and which is assigned to The Trustees of the University of Pennsylvania and exclusively licensed to us. Cerus’ allegations in the Opposition are that the EP 835 Patent, which claims a vaccine for inducing a tumor specific antigen with a recombinant live Listeria, is deficient because of (i) insufficient disclosure in the specifications of the granted claims, (ii) the inclusion of additional subject matter in the granted claims, and (iii) a lack of inventive steps of the granted claims of the EP 835 Patent.

On November 29, 2006, following oral proceedings, the Opposition Division of the European Patent Office determined that the claims of the patent as granted should be revoked due to lack of inventive step under European Patent Office rules based on certain prior art publications. This decision has no material effect upon our ability to conduct business as currently contemplated.

We will review the formal written decision in order to evaluate whether to file an appeal. In the event of an appeal there is no assurance that it will be successful. If such ruling is upheld on appeal, our patent position in Europe may be eroded. The likely result of this decision will be increased competition for us in the European market for recombinant live Listeria based vaccines for tumor specific antigens. Regardless of the outcome, we believe that our freedom to operate in Europe, or any other territory, for recombinant live Listeria based vaccine for tumor specific antigen products will not be diminished.

For more information about Cerus Corporation and its claims with respect to Listeria-based technology, you should visit their web site at www.cerus.com or view its publicly filed documents.

Lovaxin has been registered as a trademark in Israel, Australia, South Korea, Hong Kong and Taiwan.

The U.S. trademark application for Lovaxin has been allowed by the United States Patent and Trademark Office and is pending. Trademark applications in China and in the European Union for Lovaxin are also pending. The Chinese application was recently published for opposition, and the European Union application has passed through the opposition stage.

The Canadian trademark application for Lovaxin has been opposed by Aventis Pharma S.A.  The opposition proceeding is pending.

In 2006, Nycomed Pharma, of Sweden, claimed owner of the mark Levaxin, filed an opposition to our CTM (European Union) application to register Lovaxin. The opposition was refused solely on procedural grounds.  If our CTM application is ultimately granted, Nycomed Pharma may file to cancel such registration of Lovaxin. Nycomed Pharma has also demanded that we cease to use Lovaxin in Sweden.

The U.S. trademark applications for Advaxis and for Advaxis and design, Serial Nos. 78/252527 and 78/252586, have been withdrawn. Oppositions to those applications have been terminated in favor of Aventis, Inc.

 Governmental Regulation

The Drug Development Process

The FDA requires that pharmaceutical and certain other therapeutic products undergo significant clinical experimentation and clinical testing prior to their marketing or introduction to the general public. Clinical testing, known as clinical trials or clinical studies, is either conducted internally by pharmaceutical or biotechnology companies or is conducted on behalf of these companies by contract research organizations.

The process of conducting clinical studies is highly regulated by the FDA, as well as by other governmental and professional bodies. Below are described the principal framework in which clinical studies are conducted, as well as a number of the parties involved in these studies.

Protocols. Before commencing human clinical studies, the sponsor of a new drug must typically receive governmental and institutional approval. In the US Federal approval is obtained by submitting an investigational new drug application, or IND, to the FDA. The application contains what is known in the industry as a protocol. A protocol is the blueprint for each drug study. The protocol sets forth, among other things, the following:

•	who must be recruited as qualified participants;

•	how often to administer the drug; and

•	what tests to perform on the participants.

Institutional Review Board (Ethics Committee. An institutional review board is an independent committee of professionals and lay persons which reviews clinical research studies involving human beings and is required to adhere to guidelines issued by the FDA. The institutional review board does not report to the FDA, but its records are audited by the FDA. Its members are not appointed by the FDA. All clinical studies must be approved by an institutional review board. The institutional review board is convened by the institution where the protocol will be conducted and its role is to protect the rights of the participants in the clinical studies. It must approve the protocols to be used, and then oversees the conduct of the study, including: the communications which the Company or contract research organization conducting the study at that specific site proposes to use to recruit participants, and the form of consent which the participants will be required to sign prior to their participation in the clinical studies.

Clinical Trials. Human clinical studies or testing of a potential product prior to Federal approval are generally done in three stages known as Phase I through Phase III testing. The names of the phases are derived from the CFR 21 that regulates the FDA. Generally, there are multiple studies conducted in each phase.

Phase I. Phase I studies involve testing a drug or product on a limited number of healthy participants, typically 24 to 100 people at a time. Phase I studies determine a drug’s basic safety and how the drug is absorbed by, and eliminated from, the body. This phase lasts an average of six months to a year. Cancer drugs, however, are a special case, as they are not given to normal healthy people. Typically, cancer therapeutics are initially tested on very late stage cancer patients.

Phase II. Phase II trials involve testing up to 200 participants at a time who may suffer from the targeted disease or condition. Phase II testing typically lasts an average of one to three years. In Phase II, the drug is tested to determine its safety and effectiveness for treating a specific illness or condition. Phase II testing also involves determining acceptable dosage levels of the drug. If Phase II studies show that a new drug has an acceptable range of safety risks and probable effectiveness, a company will continue to review the substance in Phase III studies. It is during phase II that everything that goes into a phase III test is determined.

Phase III. Phase III studies involve testing large numbers of participants, typically several hundred to several thousand persons. The purpose is to verify effectiveness and long-term safety on a large scale. These studies generally last two to six years. Phase III studies are conducted at multiple locations or sites. Like the other phases, Phase III requires the site to keep detailed records of data collected and procedures performed.

New Drug Approval. The results of the clinical trials are submitted to the FDA as part of a new drug application (“NDA”) or Biologics License Application (BLA).   Following the completion of Phase III studies, assuming the sponsor of a potential product in the United States believes it has sufficient information to support the safety and effectiveness of its product, it submits an NDA or BLA to the FDA requesting that the product be approved for marketing. The application is a comprehensive, multi-volume filing that includes the results of all preclinical and clinical studies, information about the drug’s composition, and the sponsor’s plans for producing, packaging, labeling and testing the product. The FDA’s review of an application can take a few months to many years, with the average review lasting 18 months. Once approved, drugs and other products may be marketed in the United States, subject to any conditions imposed by the FDA.

Phase IV. The FDA may require that the sponsor conduct additional clinical trials following new drug approval. The purpose of these trials, known as Phase IV studies, is to monitor long-term risks and benefits, study different dosage levels or evaluate safety and effectiveness. In recent years, the FDA has increased its reliance on these trials. Phase IV studies usually involve thousands of participants. Phase IV studies also may be initiated by the company sponsoring the new drug to gain broader market value for an approved drug. For example, large-scale trials may also be used to prove effectiveness and safety of new forms of drug delivery for approved drugs. Examples may be using an inhalation spray versus taking tablets or a sustained-release form of medication versus capsules taken multiple times per day.

The drug approval process is time-consuming, involves substantial expenditures of resources, and depends upon a number of factors, including the severity of the illness in question, the availability of alternative treatments, and the risks and benefits demonstrated in the clinical trials.

On November 21, 1997, then President Clinton signed into law the Food and Drug Administration Modernization Act. That act codified the FDA’s policy of granting "Fast Track" approval for cancer therapies and other therapies intended to treat serious or life threatening diseases and that demonstrate the potential to address unmet medical needs. The Fast Track program emphasizes close, early communications between FDA and the sponsor to improve the efficiency of preclinical and clinical development, and to reach agreement on the design of the major clinical efficacy studies that will be needed to support approval. Under the Fast Track program, a sponsor also has the option to submit and receive review of parts of the NDA or BLA on a rolling schedule approved by FDA, which expedites the review process.

The FDA’s Guidelines for Industry Fast Track Development Programs require that a clinical development program must continue to meet the criteria for Fast Track designation for an application to be reviewed under the Fast Track Program. Previously, the FDA approved cancer therapies primarily based on patient survival rates or data on improved quality of life. While the FDA could consider evidence of partial tumor shrinkage, which is often part of the data relied on for approval, such information alone was usually insufficient to warrant approval of a cancer therapy, except in limited situations. Under the FDA’s new policy, which became effective on February 19, 1998, Fast Track designation ordinarily allows a product to be considered for accelerated approval through the use of surrogate endpoints to demonstrate effectiveness. As a result of these provisions, the FDA has broadened authority to consider evidence of partial tumor shrinkage or other surrogate endpoints of clinical benefit for approval. This new policy is intended to facilitate the study of cancer therapies and shorten the total time for marketing approvals. Under accelerated approval, the manufacturer must continue with the clinical testing of the product after marketing approval to validate that the surrogate endpoint did predict meaningful clinical benefit. To the extent applicable, we intend to take advantage of the Fast Track programs to obtain accelerated approval on our future products; however, it is too early to tell what effect, if any, these provisions may have on the approval of our product candidates.

The Orphan Drug Act provides incentives to develop and market drugs (“Orphan Drugs”) for rare disease conditions in the United States. A drug that receives Orphan Drug designation and is the first product to receive FDA marketing approval for its product claim is entitled to a seven-year exclusive marketing period in the United States for that product claim. A drug which is considered by the FDA to be different than such FDA-approved Orphan Drug is not barred from sale in the United States during such exclusive marketing period even if it receives approval for the same claim. We can provide no assurance that the Orphan Drug Act’s provisions will be the same at the time of the approval, if any, of our products.

Other Regulations

Various Federal and state laws, regulations, and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movements, import, export, use, and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, are used in connection with our research or applicable to our activities. They include, among others, the United States Atomic Energy Act, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, and Resources Conservation and Recovery Act, national restrictions on technology transfer, import, export, and customs regulations, and other present and possible future local, state, or federal regulation. The extent of governmental regulation which might result from future legislation or administrative action cannot be accurately predicted.

Manufacturing

The FDA requires that any drug or formulation to be tested in humans be manufactured in accordance with its Good Manufacturing Practices (GMP) regulations. This has been extended to include any drug which will be tested for safety in animals in support of human testing. The GMPs set certain minimum requirements for procedures, record-keeping, and the physical characteristics of the laboratories used in the production of these drugs.

We have entered into a Long Term Vaccine Supply Agreement with Cobra Biomanufacturing PLC for the purpose of manufacturing our vaccines. Cobra has extensive experience in manufacturing gene therapy products for investigational studies. Cobra is a full service manufacturing organization that manufactures and supplies DNA-based therapeutics for the pharmaceutical and biotech industry. These services include the GMP manufacturing of DNA, recombinant protein, viruses, mammalian cells products and cell banking. Cobra’s manufacturing plan for us calls for several manufacturing stages, including process development, manufacturing of non-GMP material for toxicology studies and manufacturing of GMP material for the Phase I trial.

Competition

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition.   As a result, our actual or proposed products could become obsolete before we recoup any portion of our related research and development and commercialization expenses. The biotechnology and biopharmaceutical industries are highly competitive, and this competition comes from both biotechnology firms and major pharmaceutical and chemical companies, including Antigenics, Inc., Avi BioPharma, Inc., Biomira, Inc., Cerus Corporation, Dendreon Corporation, Epimmune, Inc., Genzyme Corp., Progenics Pharmaceuticals, Inc., and Vical Incorporated, each of which is pursuing cancer vaccines. Many of these companies have substantially greater financial, marketing, and human resources than we do (including, in some cases, substantially greater experience in clinical testing, manufacturing, and marketing of pharmaceutical products). We also experience competition in the development of our products from universities and other research institutions and compete with others in acquiring technology from such universities and institutions. In addition, certain of our products may be subject to competition from products developed using other technologies, some of which have completed numerous clinical trials.

We expect that our products under development and in clinical trials will address major markets within the cancer sector. Our competition will be determined in part by the potential indications for which drugs are developed and ultimately approved by regulatory authorities. Additionally, the timing of market introduction of some of our potential products or of competitors’ products may be an important competitive factor. Accordingly, the relative speed with which we can develop products, complete preclinical testing, clinical trials and approval processes and supply commercial quantities to market are expected to be important competitive factors. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price and patent position. See “Business - Research and Development Program”.

See “Business - Patents and Licenses” for information as to claims by a competitor opposing one of our related European Patent Applications.

Scientific Advisory Board

We maintain a scientific advisory board consisting of internationally recognized scientists who advise us on scientific and technical aspects of our business. The scientific advisory board meets periodically to review specific projects and to assess the value of new technologies and developments to us. In addition, individual members of the scientific advisory board meet with us periodically to provide advice in particular areas of expertise. The scientific advisory board consists of: Yvonne Paterson, Ph.D.; Carl June, M.D.; Pramod Srivastava, Ph.D.; Bennett Lorber, M.D. and David Weiner, Ph.D.

Dr. Yvonne Paterson. For a description of our relationship with Dr. Paterson, please see “Business - Partnerships and Agreements”.

Carl June, M.D. Dr. June is currently Director of Translational Research at the Abramson Cancer Center at Penn, and is an Investigator of the Abramson Family Cancer Research Institute. He is a graduate of the Naval Academy in Annapolis, and Baylor College of Medicine in Houston. He had graduate training in immunology and malaria with Dr. Paul-Henri Lambert at the World Health Organization, Geneva, Switzerland from 1978 to 1979, and post-doctoral training in transplantation biology with Dr. E. Donnell Thomas at the Fred Hutchinson Cancer Research Center in Seattle from 1983 to 1986. He is board certified in Internal Medicine and Medical Oncology. Dr. June founded the Immune Cell Biology Program and was head of the Department of Immunology at the Naval Medical Research Institute from 1990 to 1995. Dr. June rose to Professor in the Departments of Medicine and Cell and Molecular Biology at the Uniformed Services University for the Health Sciences in Bethesda, Maryland before assuming his current positions as of February 1, 1999. Dr. June maintains a research laboratory that studies various mechanisms of lymphocyte activation that relate to immune tolerance and adoptive immunotherapy.

Pramod Srivastava, Ph.D. Dr. Srivastava is Professor of Immunology at the University of Connecticut School of Medicine, where he is also Director of the Center for Immunotherapy of Cancer and Infectious Diseases. He holds the Physicians Health Services Chair in Cancer Immunology at the University. Professor Srivastava is the Scientific Founder of Antigenics, Inc. He serves on the Scientific Advisory Council of the Cancer Research Institute, New York, and was a member of the Experimental Immunology Study Section of the National Institutes of Health of the U.S. Government (1994 to 1999). He serves presently on the Board of Directors of two privately held companies: Ikonisys (New Haven, Connecticut) and CambriaTech (Lugano, Switzerland). In 1997, he was inducted into the Roll of Honor of the International Union Against Cancer and was listed in Who’s Who in Science and Engineering. He is among the 20 founding members of the Academy of Cancer Immunology, New York. Dr. Srivastava obtained his bachelor’s degree in biology and chemistry and a master’s degree in botany (paleontology) from the University of Allahabad, India. He then studied yeast genetics at Osaka University, Japan. He completed his Ph.D. in biochemistry at the Center for Cellular and Molecular Biology, Hyderabad, India, where he began his work on tumor immunity, including identification of the first proteins that can mediate tumor rejection. He trained at Yale University and the Sloan-Kettering Institute for Cancer Research. Dr. Srivastava has held faculty positions at the Mount Sinai School of Medicine and Fordham University in New York City.

Bennett Lorber, M.D. Dr. Lorber attended Swarthmore College where he studied zoology and art history. He graduated from the University of Pennsylvania School of Medicine and did his residency in internal medicine and fellowship in infectious diseases at Temple University, following which he joined the Temple faculty. At Temple he rose through the ranks to become Professor of Medicine and, in 1988, was named the first recipient of the Thomas Durant Chair in Medicine. He is also a Professor of Microbiology and Immunology and serves as the Chief of the Section of Infectious Diseases. He is a Fellow of the American College of Physicians, a Fellow of the Infectious Diseases Society of America, and a Fellow of the College of Physicians of Philadelphia where he serves as College Secretary and as a member of the Board of Trustees. Dr. Lorber’s major interest in infectious diseases is in human listeriosis, an area in which he is regarded as an international authority. He has also been interested in the impact of societal changes on infectious disease patterns as well the relationship between infectious agents and chronic illness, and he has authored papers exploring these associations. He has been repeatedly honored for his teaching - among his honors are 10 golden apples, the Temple University Great Teacher Award, the Clinical Practice Award from the Pennsylvania College of Internal Medicine, and the Bristol Award from the Infectious Diseases Society of America. On two occasions the graduating medical school class dedicated their yearbook to Dr. Lorber. In 1996 he was the recipient of an honorary Doctor of Science degree from Swarthmore College.

David B. Weiner, Ph.D.  Dr. David Weiner received his B.S in Biology from the State University of New York and performed undergraduate research in the Department of Microbiology, chaired by Dr. Arnie Levine, at Stony Brook University. He completed his MS. and Ph.D. in Developmental Biology/Immunology from the Children’s Hospital Research Foundation at the University of Cincinnati in 1986. He completed his Post Doctoral Fellowship in the Department of Pathology at the University of Pennsylvania in 1989, under the direction of Dr. Mark Greene. At that time he joined the Faculty at the Wistar Institute in Philadelphia. He was recruited back to the University of Pennsylvania in 1994. He is currently an Associate Professor with Tenure in the Department of Pathology, and he is the Associate Chair of the Gene Therapy and Vaccines Graduate Program at the University of Pennsylvania. Of relevance during his career he has worked extensively in the areas of molecular immunology, the development of vaccines and vaccine technology for infectious diseases and in the area of molecular oncology and immune therapy. His laboratory is considered one of the founders of the field of DNA vaccines as his group not only was the first to report on the use of this technology for vaccines against HIV, but was also the first group to advance DNA vaccine technology to clinical evaluation. In addition he has worked on the identification of novel approaches to inhibit HIV infection by targeting the accessory gene functions of the virus. Dr. Weiner has authored over 260 articles in peer reviewed journals and is the author of more than 28 awarded US patents as well as their international counterparts. He has served and still serves on many national and international review boards and panels including NIH Study section, WHO advisory panels, the NIBSC, Department of Veterans Affairs Scientific Review Panel, as well as the FDA Advisory panel - CEBR, and AACTG among others. He also serves or has served in an advisory capacity to several Biotechnology and Pharmaceutical Companies. Dr. Weiner has, through training of young people in his laboratory, advanced over 35 undergraduate scientists to Medical School or Doctoral Programs and has trained 28 Post Doctoral Fellows and 7 Doctoral Candidates as well as served on 14 Doctoral Student Committees.

Employees:

As of January 31, 2007, we employed nine employees, all of whom are on a full-time basis, including six who hold the following degrees: (an MD, PhD, four PhD’s and a BS), five who serve in research, one who serves in the clinical development areas and three who serve in the general and administration area.

Our Chairman and Chief Executive Officer, Mr. Thomas Moore joined our Company on December 15, 2006 at which time Mr. Roni Appel resigned as our President and Chief Executive Officer. Mr. Appel still serves as a director and remains a consultant to the Company.

Dr. John Rothman serves as our Vice President of Clinical and Officer and joined the Company on March 7, 2005.

Fredrick D. Cobb, who is our Vice President, Finance and Principal Financial Officer, joined the Company on February 20, 2006.

Doctor Vafa Shahabi, who serves as Director of Research and Development, joined the Company on March 1, 2005. Two of our Senior Scientists joined the Company from Doctor Paterson’s laboratory at Penn.

We anticipate increasing the number of employees in the clinical and the research and development areas to support clinical requirements, and in the general and administrative and business development areas over the next two years.

Facilities

Our corporate offices are currently located at a biotech industrial park located at 675 Rt. 1, Suite B113, North Brunswick, NJ 08902. We entered into a lease effective June 1, 2005 and certain lease amendments as of November 15, 2005, as of March 15, 2006, and as of October 1, 2006 with the NEW JERSEY ECONOMIC DEVELOPMENT AUTHORITY (NJEDA) which will continue on a monthly basis at for two research and development laboratory units (total of 1,600 square feet) and two offices (total of 250 square feet). Our facility will be sufficient for our near term purposes and offers additional space for our foreseeable future. Our monthly payment is approximately $6,000. The term of the lease expires on May 31, 2007 and upon mutual consent, may be extended for one year. NJEDA is allowed to bill the Company for a one time Milestone Rent based on an equity financing of more than $1,000,000 but less than $5,000,000; accordingly, billed the Company $2,500 for this milestone in anticipation of the conversion of the debenture into the equity. In the event that our facility should, for any reason, become unavailable, we believe that alternative facilities are available at competitive rates.

Litigation

There are no material legal proceedings threatened against us. In the ordinary course of our business we may become subject to litigation regarding our products or our compliance with applicable laws, rules, and regulations. Aventis, Inc. has filed trademark opposition proceedings in Canada against our trademark application for Lovaxin. That opposition is still pending.

The U.S. trademark application for Lovaxin has been allowed by the United States Patent and Trademark Office and is pending. Trademark applications in China and in the European Union for Lovaxin are also pending. The Chinese application was recently published for opposition, and the European Union application has passed through the opposition stage. This action will impact the naming of our products.

The U.S. trademark applications for Advaxis and for Advaxis and design, Serial Nos. 78/252527 and 78/252586, have been withdrawn after oppositions to those applications by Aventis, Inc.

In 2006, Nycomed Pharma, of Sweden, claimed owner of the mark Levaxin, filed an opposition to our CTM (European Union) application to register Lovaxin. The opposition was refused solely on procedural grounds.  If our CTM application is ultimately granted, Nycomed Pharma may file to cancel such registration of Lovaxin. Nycomed Pharma has also demanded that we cease to use Lovaxin in Sweden.

See “Business - Patents and Licenses” for information as to the opposition by Cerus Corporation against European Patent Application Number 0790835 (EP 835 Patent) which was granted by the European Patent Office and which is assigned to The Trustees of the University of Pennsylvania and exclusively licensed to us and the decision of the Opposition Division of the European Patent Office to revoke the claims of the patent.

MANAGEMENT

Executive Officers, Directors, and Key Employees

The following are our executive officers and directors and their respective ages and positions as of May 31, 2007:

Name	Age	Position

Thomas Moore (3)	56	Chief Executive Officer and Chairman of the Board of Directors

Dr. James Patton (1)	48	Director

Roni A. Appel (3) (4) (5)	39	Director

Dr. Thomas McKearn (2)	56	Director

Richard Berman (1) (2) (4)	63	Director

Martin R. Wade III	56	Director

Dr. John Rothman	59	Vice President, Clinical Development

Fredrick D. Cobb	60	Vice President, Finance and Principal Financial Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Member of the Finance Committee

(5)	Mr. Appel resigned as President, Chief Executive Officer on December 15, 2006

Thomas A. Moore.   Effective December 15, 2006, Thomas Moore was appointed our Chairman and Chief Executive Officer. He is currently also a Director of Alteon, Inc., a publicly traded developer of pharmaceuticals for the treatment of diabetes and age-related diseases; El Dorado Inc., a targeted marketer to unassimilated Hispanics; Medmeme, which measures medical education effectiveness; MD Offices, an electronic medical records provider; and Opt-e-scrip, Inc., which markets a clinical system to compare multiple drugs in the same patient. He also serves as Chairman of the Board of Directors of Mayan Pigments, Inc., which has developed and patented Mayan pigment technology. Previously, from June 2002 to June 2004 Mr. Moore was President and Chief Executive Officer of Biopure Corporation, a developer of oxygen therapeutics that are intravenously administered to deliver oxygen to the body’s tissues. From 1996 to November 2000 he was President and Chief Executive Officer of Nelson Communications. Prior to 1996, Mr. Moore had a 23-year career with the Procter & Gamble Company in multiple managerial positions, including president of Health Care Products where he was responsible for prescription and over-the-counter medications worldwide, and group vice president of the Procter & Gamble Company.

Mr. Moore is a defendant in a civil enforcement action captioned Securities & Exchange Commission v. Biopure Corp. et al., No. 05-11853-PBS (D. Mass.), filed on September 14, 2005, which alleges that Mr. Moore made and approved misleading public statements about the status of FDA regulatory proceedings concerning a product manufactured by his former employer, Biopure Corp. Mr. Moore has vigorously defended the action. On December 11, 2006, the SEC and Mr. Moore jointly sought a continuance of all proceedings based upon a tentative agreement in principle to settle the SEC action. The SEC approved the terms of the settlement, which has been submitted to the Court for its formal adoption. Mr. Moore is also a defendant in a purported class action lawsuit, styled In reBiopure Corp. Securities Litigation, No. 1:03-cv-12628 (D. Mass), which is based upon similar allegations. The parties have reached an agreement in principle for the settlement of this action subject to the Court’s approval.

Dr. James Patton. Dr. Patton, a Director since February 2002, served as Chairman of our Board of Directors from November 2004 until December 31, 2005.and as Advaxis’ Chief Executive Officer from February 2002 to November 2002. Since February 1999, Dr. Patton has been the President of Comprehensive Oncology Care, LLC, which owns and operates a cancer treatment facility in Exton, Pennsylvania and Vice President of Millennium Oncology Management, Inc., which provides technical services for oncology care to four sites. From February 1999 to September 2003, Dr. Patton also served as a consultant to LibertyView Equity Partners SBIC, LP, a venture capital fund based in Jersey City, New Jersey. He served as a director from July 2000 to December 2002, of Pinpoint Data Corp, from February 2000 to November 2000, of Healthware Solutions and, from June 2000 to June 2003, of LifeStar Response. He earned his B.S. from the University of Michigan, his Medical Doctorate from Medical College of Pennsylvania, and his M.B.A. from the University of Pennsylvania’s Wharton School. Dr. Patton was also a Robert Wood Johnson Foundation Clinical Scholar. He has published papers regarding scientific research in human genetics, diagnostic test performance and medical economic analysis.

Roni A. Appel. Mr. Appel has been a Director since November 2004. He was President and Chief  Executive Officer from January 1, 2006 and Secretary and Chief Financial Officer from November 2004, until he resigned as Chief Financial Officer on September 7, 2006 and as President, Chief Executive Officer and Secretary on December 15, 2006. He has provided consulting services to us through LVEP Management, LLC, since January 19, 2005. He had been from 1999 to 2004, a partner and managing director of LVEP Equity Partners (f/k/a LibertyView Equity Partners) and from 1998 until 1999, a director of business development at Americana Financial Services, Inc. Mr. Appel, an attorney, was engaged in the practice of law from 1994 to 1998. He completed his MBA at Columbia University.

Dr. Thomas McKearn. Dr. McKearn has served as a member of our Board of Directors since July 2002. He has more than 20 years experience in the translation of biotechnology science into innovative products that address unmet medical needs in oncology. First as one of the founders of Cytogen Corporation, then as an Executive Director of Strategic Science and Medicine at Bristol-Myers Squibb and now as the VP. Medical Affairs at GPC-Biotech, Dr. McKearn has worked at bringing the most innovative scientific findings into the clinic and through the FDA regulatory process for the ultimate benefit of patients who need better ways to cope with their afflictions. Prior to entering the then-nascent biotechnology industry in 1981, Dr. McKearn did his medical, graduate and post-graduate training at the University of Chicago and served on the faculty of the Medical School at the University of Pennsylvania.

Martin R. Wade III. Mr. Wade was appointed to the Board on March 29, 2006. Since August 2001, he has been Chief Executive Officer (CEO) of International Microcomputer Software Inc. Since May 2000 Mr. Wade has also been CEO of Bengal Capital Partners, LLC, a merger and acquisition firm. Mr. Wade currently serves as a director of the following publicly traded companies: International Microcomputer Software Inc., Alliance One, Inc., Nexmed and Command Security Corp. He is a director and the Chairman of the Audit Committee of Command Security Corp. From April 2000 until December 2001, Mr. Wade served as Chief Executive Officer, Executive Vice President and a director of Digital Creative Development Corporation, an acquisition and investment company. From June 1998 until April 2000, Mr. Wade was a Managing Director of Investment Banking for Prudential Securities, Inc. Prior to joining Prudential Securities, Inc. in 1998, Mr. Wade served in progressive management roles with Bankers Trust Company, Lehman Brothers, CJ Lawrence, Morgan Grenfell, Price Waterhouse Company and Salomon Brothers over a 23 year period. Mr. Wade has been deeply involved in mergers and acquisitions, corporate finance and investment banking throughout his career. He received a Master of Business Administration in Finance from the University of Wyoming in 1975 and a Bachelor of Science in Business Administration from West Virginia University in 1971. From 1971 through 1975, Mr. Wade also served as a Captain in the United States Air Force.

Richard Berman. Mr. Berman a Director since September 1, 2005. In the last five years, Mr. Berman has served as a professional director and/or officer of about a dozen public and private companies. He is currently CEO ofr Nexmed, a public biotech company. He is Chairman of National Investment Managers, Candidate Resources, and Fortress Technology Systems. Mr. Berman is a director of eight public companies: Dyadic International, Inc., Broadcaster, Inc., Internet Commerce Corporation, MediaBay, Inc., NexMed, Inc., National Investment Managers, Advaxis, Inc., and NeoStem, Inc. Previously, Mr. Berman worked at Goldman Sachs; was Senior Vice President of Bankers Trust Company, where he started the M&A and Leverage Buyout Departments. He is a past director of the Stern School of Business of NYU where he earned a B.S. and an M.B.A. He also has law degrees from Boston College and The Hague Academy of International Law.

John Rothman, Ph.D. Dr. Rothman joined the Company in March 2005 as Vice President of Clinical Development. During the period from 2001 and 2003 he and a colleague purchased a 180 bed hospital from the University of Ohio system, sold it and moved the facility to Ibaden Nigeria. From 2002 to 2005 Dr. Rothman was Vice President and Chief Technology Officer of Princeton Technology Partners. Previously, he was involved in the development of the first interferon at Schering Inc, was director of a variety of clinical development sections at Hoffman LaRoche, and the Senior Director of Clinical Data Management at Roche. While at Roche his work in Kaposis’ Sarcoma became the clinical basis for the first filed BLA which involved the treatment of AIDS patients with interferon.

Fredrick D. Cobb. Mr. Cobb joined the Company in February 2006 as the Vice President of Finance and on September 7, 2006 was appointed Principal Financial Officer (PFO) and Assistant Secretary. He was the PFO and Corporate Controller for Metaphore Pharmaceuticals Inc., a private company, from June 2004 to December 2005 and PFO and Corporate Controller of the publicly held company, Emisphere Technologies, Inc., from 2001 until 2004 Prior thereto he served as Vice President and Chief Financial Officer at MetaMorphix, Inc from 1997 to 2000. Mr. Cobb holds an M.S. in Accounting from Seton Hall University in 1997 and a B.S. degree in Management from Cornell University.

Board of Directors and Officers

Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next such meeting and until his or her successor is duly elected and qualified. Officers are elected by, and serve at the discretion of, our board of directors. Our directors, other than Mr. Berman who since joining the Board receives a fee of $2,000 per month payable in shares of our common stock (at $0.50 per share), do not presently receive any compensation for their services as directors. The Board of Directors may also appoint additional directors up to the maximum number permitted under our by-laws, currently nine. A director appointed will hold office until the next annual meeting of stockholders. Each of our executive officers serves at the discretion of our Board of Directors subject to the terms of his employment agreement and holds office until his or her earlier resignation or removal in accordance with our articles of incorporation and by-laws.

Meetings and Committees of the Board of Directors

During each of the years ended October 31, 2006, and October 31, 2005, our Board of Directors held three meetings and took action by written consent on three   occasions.

 Audit Committee

The Audit Committee of the Board of Directors was established in November 2004. The Committee now consists of Mr. Berman and Dr. Patton with Mr. Berman serving as the Audit Committee’s financial expert. The Audit Committee held four meetings during the year ended October 31, 2006.

 The Audit Committee is responsible for the following:

•	reviewing the results of the audit engagement with the independent registered public accounting firm;

•	identifying irregularities in the management of our business in consultation with our independent accountants, and suggesting an appropriate course of action;

•	reviewing the adequacy, scope, and results of the internal accounting controls and procedures;

•	reviewing the degree of independence of the auditors, as well as the nature and scope of our relationship with our independent registered public accounting firm;

•	reviewing the auditors’ fees; and

•	recommending the engagement of auditors to the full Board of Directors.

Compensation Committee

The Compensation Committee of the Board of Directors was established in November 2004. The committee now consists of Mr. Berman and Dr. McKearn. The Compensation Committee held four meetings during the year ended October 31, 2006. The Compensation Committee determines the salaries, incentive compensation of our officers subject to applicable employment agreements, and provides recommendations for the salaries and incentive compensation of our other employees and consultants.

Compensation Issuance and Analyses

The Committee’s goal is to structure our compensation program to attract, motivate, reward and retain the management talent required to achieve corporate objectives and thereby increase stockholder value. Its policy is to provide incentives to our senior management to achieve both short-term and long-term objectives and to reward exceptional performance and contributions to the development of our business. Accordingly, the program seeks to provide a competitive base salary, cash incentive bonuses and stock-based compensation.

Stock options have been granted to our senior executive officer by the Board of Directors or the Compensation Committee under the Stock Option Plans. The Committee believes that stock options provide an incentive that focuses the executive’s attention on managing us from the perspective of an owner with an equity stake in the business. Options are awarded with an exercise price equal to the market value of common stock on the date of grant, have a maximum term of ten years and generally become exercisable, in whole or in part, starting one year from the date of grant. Among our executive officers, the number of shares subject to options granted to each individual generally depends upon the level of that officer’s responsibility. The largest grants are awarded to the most senior officers who, in our view, have the greatest potential impact on our profitability and growth. Previous grants of stock options are reviewed but are not considered the most important factor in determining the size of any executive’s stock option award in a particular year. The Compensation Committee reserves the right to engage services of independent consultants to perform analyses and to make recommendations to the committee relative to executive compensation matters. None have been retained to date.

The Compensation Committee will annually establish, subject to the approval of the Board of Directors and any applicable employment agreements, the salaries to be paid to our executive officers.

In setting salaries, the Committee takes into account several factors, including competitive compensation data, the extent to which an individual may participate in the stock plans maintained by us, and qualitative factors bearing on an individual’s experience, responsibilities, management and leadership abilities and job performance.

 Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors established in November 2004. presently consists of Mr. Appel and Mr. Moore. The functions of the nominating and corporate governance include the following:

•	identifying and recommending to the Board of Directors individuals qualified to serve as directors of the Company and on the committees of the board;

•	advising the Board with respect to matters of board composition, procedures and committees;

•
 developing and recommending to the Board a set of corporate governance principles applicable to us and overseeing corporate governance matters generally including review of possible conflicts and transactions with persons affiliated with Directors or members of management; and

•	overseeing the annual evaluation of the Board and our management.

The Nominating and Corporate Governance Committee will be governed by a charter, which we intend to adopt.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and each person who owns more than ten percent of a registered class of our equity securities (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and our other equity securities. Reporting Persons are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended October 31, 2006 and written representations that no other reports were required, the Company believes that each person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than ten percent of the Company’s common stock complied with all Section 16(a) filing requirements during such fiscal year, except with respect to the following: (i) the Trustees of the University of Pennsylvania, were late in filing their Form 3; (ii) James Patton was late in filing his Form 3; (iii) Roni Appel was late in filing a Form 3 and three Form 4s; (iii) Scott Flamm late in filing his amended Form 3; (iv) J. Todd Derbin has not filed three Form 4s; and (v) Thomas McKearn, was late filing a Form 3 and a Form 4.

Code of Ethics

We have adopted a code of ethics that applies to our officers, employees and Directors, including our principal executive officers, principal financial officer and principal accounting officer. The code of ethics sets forth written standards that are designated to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the code to an appropriate person or persons identified in our code of ethics; and

•	accountability for adherence to our code of ethics.

A copy of our code of ethics has been filed with the SEC as an exhibit to our Form 8K dated November 12, 2004 and a copy of our code is posted on our website at www.advaxis.com.

Executive Compensation

The following table sets forth the information as to compensation paid to or earned by the Chief Executive Officer during the ten months ended October 31, 2004 and the twelve months ended October 31, 2005 and 2006 by our former and current executive officers. It also provides similar information for the other employees, each of whom received total compensation in excess of $100,000 for the year ended October 31, 2006:

		Annual Compensation						Long Term Compensation Awards
Name And Principal Position	Year	Salary($)		Bonus ($)		Other**		Securities Underlying Options
Thomas Moore*	2006	—		—		—		—

Roni Appel(1)	2006	$243,042	(2)	$320,000	(3)	$53,774	(5)	1,173,179	(2)
President, CEO, Secretary, Chief	2005	$139,250	(2)	$35,000	(4)			1,114,344	(2)
Financial Officer, and Director	2004	$50,000	(4)					35,218

J. Todd Derbin(6)	2006	$73,200		$3,850	(7)	$4,043	(8)
President, Chief Executive Officer,	2005	$225,000		$45,000	(7)			684,473	(9)
and Director	2004	$125,000		$60,000	(7)			—

Dr. John Rothman	2006	$201,538	(10)	$10,000		$23,320	(8)(17)	150,000	(11)
Vice President, Clinical	2005	$141,667	(13)			—		360,000	(12)
Development						—

Fredrick D. Cobb	2006	$93,195	(14)	—		—		300,000	(15)
Vice President Finance

Dr. Vafa Shahabi	2006	$111,370	(14)	—		$3,288	(17)	250,000	(18)
	2005	$82,190	(16)	—				150,000	(19)

*Thomas Moore joined the Company on December 15, 2006.

**None of the officers listed received prerequisites from us which exceed more than the lesser of $50,000 or 10% of the officer’s total compensation in 2004 and 2005.

(1).
Mr. Appel served as consultant (LVEP) in the capacity of Secretary and CFO in 2004 and 2005. He was appointed President and CEO on January 1, 2006. He resigned his position of President, CEO and Secretary on December 15, 2006 and resigned from his CFO position on September 7, 2006. Pursuant to the consulting agreement, dated as of January 19, 2005, and amended on April 15, 2005, October 31, 2005, and December 15, 2006, LVEP is to provide various financial and strategic consulting services to us.

(2).
Mr. Appel’s compensation in 2005 and 2006 was paid through our consulting agreement with LVEP. The option awards were the result of grants of options at $0.217 per share in fiscal 2006 and 0.287 per share in fiscal 2005.

(3).
Represents 2005 bonus of $70,000 ($20,000 cash and $50,000 in stock) paid in 2006 and a 2006 bonus of $250,000 paid in cash on January 2, 2007. It does not include the 1,000,000 shares of common stock awarded on December 15, 2006 and issued on January 3, 2007

(4).
Represents consulting fees of $50,000 in the ten months ended October 31, 2004 paid to Carmel Ventures, Inc., of which he is a principal stockholder. He assigned $35,000 of such fees to Mr. Scott Flamm.

(5).	Represents reimbursements for payroll taxes, healthcare cost, workers compensation, 401K match and employment related cost.

(6).	Mr. Derbin resigned as President and CEO on December 31, 2005 and as a Director on September 7, 2006.

(7).
In determining Mr. Derbin’s bonus, the Board acted in part on a discretionary basis. His 2004 bonus of $45,000 was paid in 2005 by issuance of 156,794 shares of the Company’s Common Stock based on $0.287 per share. His 2005 bonus of $3,850 was paid in 2006 by issuance of 17,422 shares of Company’s Common Stock based on $0.22 per share

Mr. Derbin’s 2003 bonus of $60,000 was paid in 2004 by the issuance of 307,377 shares of common Stock of the Company on the basis of a price of $0.1952 per share and was two-third’s of the maximum amount of $90,000 he could have been awarded.

(8).	Health care insurance.

(9).
Pursuant to an employment agreement, 928,441 of options granted in 2003 had vested, and 427,796 of the 684,473 options granted in 2005 had vested on termination of the agreement on December 31, 2005. The balance of the options were cancelled.

(10).	Included in his base compensation is $25,000 payable in stock.

(11).	Options granted at $0.26 share.

(12).	Options granted at $0.287 per share.

(13).	Dr. Rothman entered employment on March 7, 2005; included in his salary is the issuance of 80,000 shares of common stock valued at $14,800.

(14).	Included in base compensation is $6,667 payable in stock.

(15).	Includes 150,000 options at $0.26 per share as part of his employment agreement and 150,000 options at $0.16 per share granted on September 21, 2006.

(16).	Dr. Shahabi entered employment on March 1, 2005; included in her compensation is 80,000 shares of common stock valued at $14,800.

(17).	Represents 401(k) match.

(18).	Represents 100,000 options granted at $0.24 per share and 150,000 options granted at $0.16 per share.

(19).	Represents 150,000 options granted at $0.287 per share as part of her employment agreement.

Option Grants In Recent Fiscal  Years

 The following table sets forth each grant of stock options during the ten month period ended October 31, 2004 and the years ended October 31, 2005 and 2006 to our current and former executive officers under the 2004 Stock Option Plan. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of our common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock, overall market conditions and the option holders’ continued employment through the vesting period. Unless the market price of our common stock appreciates over the option term, no value will be realized from the option grants made to these executive officers. The potential realizable values shown in the table are calculated by assuming that the estimated fair market value of our common stock on the date of grant increases by 5% and 10%, respectively, during each year of the option term.

Individual Grants

Name	Fiscal Year	Number Of Securities Underlying Options Granted		Percent Of Total Options Granted To Employees In Fiscal Period	Exercise Price	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term($)
							5%	10%
Roni Appel	2006	1,173,179	(1)	53%	$0.217	12/31/2015	$160,113	$405,809
	2005	1,114,344	(2)	34%	$0.29	3/31/2015	$201,165	$509,788
	2004	35,218		27%	$0.35	11/1/2012	$7,753	$19,648

J. Todd Derbin	2006	-	(3)	-	-	-	-	-
	2005	427,796	(4)	13%	$0.29	2/1/2015	$78,034	$197,753
	2004	-			-	-	-	-

Dr. John Rothman	2006	150,000		7%	$.026	3/29/2016	$24,528	$62,167
	2005	360,000		11%	$0.29	3/1/2015	$64,988	$164,692

Fredrick D. Cobb	2006	150,000		7%	$0.26	2/20/2016	$19,811	$50,212
	2006	150,000		7%	$0.16	9/20/2016	$15,094	$38,257

Dr. Vafa Shahabi	2006	100,000		5%	$0.24	7/1/2016	$15,094	$38,257
	2006	150,000		7%	$0.16	9/20/2016	$15,094	$38,257
	2005	150,000		5%	$0.29	3/1/2015	$22,641	$57,385

(1).	Reflects a grant in January 2006 post 2005 fiscal year end increasing the number of options to 5% of the outstanding shares and options of the Company as of December 31, 2005.

(2).	Reflects the grant in April 2005 equal to 3% of the outstanding shares and other options made.

(3).	As of January 1, 2007, 1,356,237 previously granted and vested but unexercised options were forfeited.

(4).	684,473 options were granted to Mr. Derbin under the 2005 option plan of which 256,677 options were surrendered pursuant to a termination of his employment agreement.

Aggregate Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

No options were exercised by an executive officer in the 10 months ended October 31, 2004 or either of the years ended October 31, 2005 and 2006. The following table sets forth the value of unexercised options with respect to each of the named executive and former executive officers.

		Shares Acquired On	Number Of Securities Underlying Unexercised Options At Fiscal Year-End (1)			Value Of Unexercised In-The-Money Options At Fiscal Year-End($) (2)
Name	Year	Exercise	Exercisable		Unexercisable	Exercisable	Unexercisable
Roni Appel (3)	2006	0	997,045		1,382,045	$-	$-
	2005	0	254,075		951,835	$-	$-
	2004	0	91,567		-	$-	$-

J. Todd Derbin	2006	0	1,356,236	(4)	-	$4,445	-
	2005	0	1,273,135		83,101	$47,033	$4,017
	2004	0	586,382		586,382	$53,947	$51,015

Dr. John Rothman	2006	0	135,000		375,000	$-	$-
	2005	0	-		360,000	$-	$-

Fredrick D. Cobb	2006	0	-		300,000	$-	$6,000

Dr. Vafa Shahabi	2006	0	56,250		343,750	$-	$6,000
	2005	0			150,000	$-	$-

(1).
Certain of the options are immediately exercisable of the date of grant but any shares purchased are subject to repurchase by us at the original exercise price paid per share if the optionee ceases service with us before vesting in such shares.

(2).
Based respectively on the closing price of $0.20 per share as of October 31, 2006, the highest-bid price of $0.25 per share on October 31, 2005 quoted on the OTC:BB, and the fair market value of October 31, 2004 of $0.195 per share determined by the Board of Directors to equal our 2004 Private Placement price per share less the exercise price payable for such shares..

(3).	As of December 15, 2006 all Mr. Appel’s options became fully vested and are exercisable until the end of his ten year option term.

(4).	Forfeited as of January 1, 2007.

Board of Directors Compensation

With the exception of Mr. Berman who receives $2,000 a month in shares of Common Stock at a set price of $0.50 per share (4,000 shares), none of our Directors has received any compensation for his services as a director other than stock options and reimbursement of expenses. Each Director is granted options upon joining the Board and as the Compensation Committee so directs.

2004 Stock Option Plan

In November 2004, our Board of Directors adopted and stockholders approved the 2004 Stock Option Plan (“2004 Plan”). The 2004 Plan provides for the grant of options to purchase up to 2,381,525 shares of our common stock to employees, officers, directors and consultants. Options may be either “incentive stock options” or non-qualified options under the Federal tax laws. Incentive stock options may be granted only to our employees, while non-qualified options may be issued, in addition to employees, to non-employee directors, and consultants.

 The 2004 Plan is administered by “disinterested members” of the Board of Directors or the Compensation Committee, who determine, among other things, the individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock issuable upon the exercise of each option and the option exercise price.

Subject to a number of exceptions, the exercise price per share of common stock subject to an incentive option may not be less than the fair market value per share of common stock on the date the option is granted. The per share exercise price of the common stock subject to a non-qualified option may be established by the board of directors, but shall not, however, be less than 85% of the fair market value per share of common stock on the date the option is granted. The aggregate fair market value of common stock for which any person may be granted incentive stock options which first become exercisable in any calendar year may not exceed $100,000 on the date of grant.

No stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and, during the lifetime of an optionee, the option will be exercisable only by the optionee. In the event of termination of employment or engagement other than by death or disability, the optionee will have no more than three months after such termination during which the optionee shall be entitled to exercise the option to the extent vested at termination, unless otherwise determined by the Board of Directors. Upon termination of employment or engagement of an optionee by reason of death or permanent and total disability, the optionee’s options remain exercisable for one year to the extent the options were exercisable on the date of such termination. No similar limitation applies to non-qualified options.

 We must grant options under the 2004 Plan within ten years from November 12, 2004, the effective date of the 2004 Plan. Subject to a number of exceptions, holders of incentive stock options granted under the Plan cannot exercise these options more than ten years from the date of grant. Options granted under the 2004 Plan generally provide for the payment of the exercise price in cash and may provide for the payment of the exercise price by delivery to us of shares of common stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised, or by a combination of these methods. Therefore, if it is provided in an optionee’s options, the optionee may be able to tender shares of common stock to purchase additional shares of common stock and may theoretically exercise all of his stock options with no additional investment other than the purchase of his original shares.

Any unexercised options that expire or that terminate upon an employee’s ceasing to be employed by us become available again for issuance under the 2004 Plan.

 2005 Stock Option Plan

 Our board of directors adopted in June 2005 and stockholders approved on June 6, 2006, the 2005 Stock Option Plan (“2005 Plan”).

 The 2005 Plan provides for the grant of options to purchase up to 5,600,000 shares of our common stock to employees, officers, directors and consultants. Options may be either “incentive stock options” or non-qualified options under the Federal tax laws. Incentive stock options may be granted only to our employees, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to our employees.

 The 2005 Plan is administered by “disinterested members” of the board of directors or the compensation committee, who determine, among other things, the individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock issuable upon the exercise of each option and the option exercise price.

Subject to a number of exceptions, the exercise price per share of common stock subject to an incentive option may not be less than the fair market value per share of common stock on the date the option is granted. The per share exercise price of the common stock subject to a non-qualified option may be established by the board of directors, but shall not, however, be less than 85% of the fair market value per share of common stock on the date the option is granted. The aggregate fair market value of common stock for which any person may be granted incentive stock options which first become exercisable in any calendar year may not exceed $100,000 on the date of grant.

Except when agreed by the Board or the administrator of the 2005 Plan, no stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and, during the lifetime of an optionee, the option will be exercisable only by the optionee. In the event of termination of employment or engagement other than by death or disability, the optionee will have no more than three months after such termination during which the optionee shall be entitled to exercise the option, unless otherwise determined by the Board of Directors. Upon termination of employment or engagement of an optionee by reason of death or permanent and total disability, the optionee’s options remain exercisable for one year to the extent the options were exercisable on the date of such termination. No similar limitation applies to non-qualified options.

 We must grant options under the 2005 Plan within ten years from January 1, 2005, the effective date of the 2005 Plan. Subject to a number of exceptions, holders of incentive stock options granted under the 2005 Plan cannot exercise these options more than ten years from the date of grant. Options granted under the 2005 Plan generally provide for the payment of the exercise price in cash and may provide for the payment of the exercise price by delivery to us of shares of common stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised, or by a combination of these methods. Therefore, if it is provided in an optionee’s options, the optionee may be able to tender shares of common stock to purchase additional shares of common stock and may theoretically exercise all of his stock options with no additional investment other than the purchase of his original shares.

Any unexercised options that expire or that terminate upon an employee’s ceasing to be employed by us become available again for issuance under the 2005 Plan.

Employment Agreements

Thomas Moore. He agreed, effective December 15, 2006,  to be employed as Chief Executive Officer and Chairman, pursuant to terms to be embodied in an employment agreement. The agreement is to provide that he may also nominate one additional Board Member of his choice subject to the By-Laws. Mr. Moore is to receive an annual salary of $250,000 to increase to $350,000, subject to a successful sale by the Company of its securities for at least $4,000,000. He is to receive 750,000 shares of common stock upon the successful sale. He will receive an additional grant of 750,000 shares upon the completion of sales or a sale of securities for gross proceeds of an additional $6,000,000. He also received a grant of 2,400,000 options at the price of $0.143 per share as of December 15, 2006 to vest monthly over 2 years. If he doesn’t successfully complete, on behalf of the Company, a securities placement of at least $4,000,000 by June 2007, he is to tender his resignation and return all options and not be entitled to severance. Mr. Moore is eligible to receive an additional grant of 1,500,000 shares of the Company’s common stock, if the Company stock share price is at least $0.40 per share or higher, over 40 consecutive days. He is to receive health care benefits at no cost to him. In the event of a change of control or a sale of the Company while Mr. Moore is employed, all options will be awarded and vested. Mr. Moore has agreed to personally participate in the 2007 securities sale by the Company up to $500,000.

In the event of termination of Mr. Moore's employment by the Company following a $4,000,000 security sale , he will also receive a severance payment equal to one year of salary at his then compensation level.

Vafa Shahabi, PhD. Dr. Shahabi has been Head of Director of Science since March 1, 2005, terminable on 30 days notice. Her duties are to work on and/or manage research and development projects as specified by the Company. Her compensation is $115,000 per annum with a potential bonus of $20,000. In addition, Dr. Shahabi was granted 150,000 options per her employment agreement - 100,000 in July 2006 and 150,000 in September 2006. On July 1, 2006 her annual salary increased by $20,000 payable in two installments of shares of common stock on July 1, and January 1.

Dr. John Rothman. The Company entered into an employment agreement effective March 7, 2005 with Dr. Rothman, PhD as Vice President of Clinical Development for a term of one year ending February 28, 2006 and terminable thereafter upon 30 days prior notice. His compensation is $170,000 per annum, to increase to $180,000 upon the closing of a $15 million equity financing. Upon meeting incentives to be set by the Company, he is to receive a bonus of up to $45,000. In fiscal year 2006 he was paid a bonus of $10,000 in cash plus $14,800 in shares of common stock. Effective January 1, 2006 his annual salary increased by $30,000 payable in shares of common stock in equal installments on July 1 and January 1 valued at market but not less than $0.20 per share. In addition, Dr. Rothman was granted 360,000 stock options per his employment agreement and an additional 150,000 options in March 2006.

Fredrick D. Cobb. The Company entered into an employment agreement with Mr. Cobb as Vice President of Finance effective February 20, 2006, terminable on 30 days notice. His compensation is $140,000 per annum. Upon meeting incentives to be set by the Company, he is to receive a bonus of up to $28,000. On July 1, 2006 his annual salary increased by $20,000 payable in shares of common stock in two installments on July 1 and January 1. In addition, Mr. Cobb was granted 150,000 stock options per his employment agreement and 150,000 additional options in March 2006.

Roni Appel. Mr. Appel served as our Chief Executive Officer and Chief Financial Officer until September 7, 2006 pursuant to the terms of the Consulting Agreement with LVEP Management LLC.

J. Todd Derbin. Pursuant to an agreement dated December 31, 2005, he resigned as our President and Chief Executive Officer. Following his resignation, Mr. Derbin served as a consultant to the Company for a fee of $6,250 per month for 6 months ending June 30, 2006. He served as Chairman and a member of our Board of Directors until he resigned on September 7, 2006.

PRINCIPAL AND MANAGEMENT STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership, as of October 31, 2006 of:

•	each person who is known by us to be the owner of record or beneficial owner of more than 5% of our outstanding Common Stock and each person who owns less than 5% but is significant nonetheless;

•	each of our directors;

•	our chief executive officer and each of our executive officers; and

•	all of our directors and executive officers as a group.

As used in the table below and elsewhere in this the term beneficial ownership with respect to a security consists of sole or shared voting power, including the power to or direct the vote and/or sole or shared investment power, including the power to dispose or direct the vote disposition, with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days following October 31, 2006 (the “60 Day Period”). Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated.

Except as otherwise noted below, the address of each of the persons in the table in Technology Center of NJ, 675 Route One, Suite B113, North Brunswick, NJ 08902.

Name and Address of Beneficial Owner	Number of Shares of Registrant Common Stock Beneficially Owned as of October 31, 2006		Percentage of Class Beneficially Owned

J. Todd Derbin(1)	2,195,033	(3)	5.2%
Roni Appel(1)(2)	6,355,378	(4)	14.6%
Richard Berman(1)	476,000	(5)	1.2%
Dr. James Patton(1)	2,893,829	(6)	7.2%
Dr. Thomas McKearn(1)	524,876	(7)	1.3%
Martin R. Wade III(1)	150,000	(8)	0.4%
Dr. John Rothman(2)	724,732	(9)	1.8%
Fredrick D. Cobb(2)	349,641	(10)	0.9%
Estate of Scott Flamm(1)	2,838,664	(11)	7.0%
The Trustees of the University of Pennsylvania Center for Technology Transfer, University of Pennsylvania 3160 Chestnut Street, Suite 200 Philadelphia, PA 19104-6283	6,339,282		15.8%
Nathan Low c/o Sunrise Securities Corp. 641 Lexington Ave-25fl New York, NY 10022	2,728,526	(12)	6.8%
Amnon Mandelbaum c/o Sunrise Securities Corp. 641 Lexington Ave-25fl New York, NY 10022	2,315,018	(13)	5.8%
Emigrant Capital Corp. 6 East 43 Street, 8th Fl. New York, NY 10017	2,011,950	(14)	5.0%
Harvest Advaxis LLC 30052 Aventura, Suite C Rancho Santa Margarita, CA 92688	2,011,950	(15)	4.8%
Cornell Capital Partners LP 101 Hudson Street, Suite 3700 Jersey City, New Jersey 07302	2,011,950	(16)	4.8%
All Directors and Officers as a Group (9 people)	16,508,153	(17)	41.0%

* Based on 40,238,992 shares of common stock outstanding as of October 31, 2006.

(1)	Director, except for Mr. Derbin who served as a Director until his resignation on September 6, 2006 and Mr. Flamm who served as a Director until his death in January 2006

(2)	Officer, except Mr. Appel who ceased to be an officer on December 15, 2006

(3)
Reflects 469,982 shares, 1,356,236 options and 368,815 warrants to purchase shares. Mr. Derbin resigned from the Board effective September 6, 2006 and the 1,356,236 unexercised options expired on January 1, 2007.

(4)
Represents 2,976,288 shares and 2,379,090 options owned by Mr. Appel but does not reflect: (i) 486,470 warrants because such warrants are not exercisable within 60 days due to the restriction that they are unexercisable if after exercise he would beneficially own more than 4.99% of the outstanding shares, and (ii) 1,000,000 shares issued in December 2006 pursuant to the Third Amended LVEP Consulting agreement dated December 15, 2006.

(5)	Reflects 52,000 shares issued, 24,000 shares earned and 400,000 options.

(6)
Reflects 2,820,576 shares and 73,253 options but does not reflect 184,267 warrants because of the restriction that they are unexercisable if after exercise he would beneficially own more than 4.99% of the outstanding shares.

(7)	Reflects 179,290 shares, 232,763 options and 112,823 warrants.

(8)	Reflects options

(9)	Reflects 80,000 shares issued, 134,732 shares earned and 510,000 options

(10)	Reflects 49,641 shares earned and 300,000 options

(11)
Reflects 125,772 shares and 91,567 options owned by the estate and 2,621,325 shares beneficially owned by Flamm Family Partners LP, of which the estate is a partner but does not reflect: (i) 202,097 warrants because of the restriction that they are unexercisable if after exercise he would beneficially own more than 4.99% of the outstanding shares, and (ii) 98,664 shares owned by a family member.

(12)
Reflects 1,124,253 shares owned by Mr. Low, 1,220,998 shares held by Sunrise Equity Partners (“SEP”) and 383,275 shares held by Sunrise Securities Corp., of which Mr. Low is sole stockholder and director. It does not include 761,971 warrants held by Mr. Low and 1,742,160 warrants held by SEP because of the restriction that they are unexercisable if after exercise he would beneficially own more than 4.99% of the outstanding shares. Mr. Low is a manager of LC, the general partner of SEP, and as such, is deemed to have beneficial ownership of the securities held by SEP. However, Mr. Low disclaims beneficial interest in such shares except to the extent of his pecuniary interest therein. It also does not include 636,370 warrants owned by Mr. Mandelbaum and 348,432 warrants held by Sunrise Securities Corp., because of the similar 4.9% restriction and 71,497 shares held by Sunrise Foundation Trust, a charitable trust of which Mr. Low is a trustee. Mr. Low disclaims beneficial ownership of shares held by Sunrise Foundation Trust.

(13)
Reflects 1,094,020 shares owned by Mr. Mandelbaum and 1,220,998 shares held by SEP, but does not include 1,742,160 warrants held by SEP or 636,370 warrants held by Mr. Mendelbaum because of the restriction that they are unexercisable if after exercise he would beneficially own more than 4.99% of the outstanding shares.   Mr. Mandelbaum is a manager of LC, the general partner of SEP, and as such, is deemed to have beneficial ownership of the securities held by SEP. However, Mr. Mandelbaum disclaims beneficial interest in such shares except to the extent of his pecuniary interest therein.

(14)
Reflects 1,777,003 shares and 234,947 warrants, but does not include 1,507,213 warrants because of the restriction that they are unexercisable if after exercise he would beneficially own more than 4.99% of the outstanding shares, under current circumstances. Mr. Howard Milstein is the Chairman and CEO and Mr. John Hart is the President of Emigrant.

(15)
Reflects 2,011,950 warrants but does not reflect 1,820,803 warrants because of the restriction that they are unexercisable if after exercise he would beneficially own more than 4.99% of the outstanding shares. Mr. Robert Harvey is the manager of Harvest Advaxis LLC.

(16)
Reflects 185,874 shares and 1,826,076 warrants but does not include: (i) 1,225,171 shares issued upon conversion of $175,000 principal amount of Debentures subsequent to October 31, 2006 through February 1, 2007 and (ii) the shares issuable upon conversion of the outstanding $2,550,000 principal amount of Debentures and exercise of 4,500,000 warrants which may not be converted or exercised, if Cornell and its affiliates after conversion or exercise would own in the aggregate more than 4.9% of the outstanding voting shares. If the outstanding $2,550,000 of Debenture were otherwise converted into shares at the average conversion price of $0.159 per share it could be converted into 16,037,736 shares. If the market price decreases or increases the actual number of shares converted can change materially from the actual average price above.

(17)	Includes an aggregate of 7,182,920 options, warrants and earned-but-not-issued shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Consulting Agreement with Carmel Ventures, Inc.

Carmel Ventures, Inc. (“Carmel”) is owned by Roni Appel, a director and former Chief Executive Officer, President and Chief Financial Officer. Pursuant to a consulting agreement, dated as of November 1, 2002, Carmel provided various consulting services to us principally in management, business development and recruiting strategies and earned consulting fees of $5,000 per month from November 1, 2002 through December 31, 2004. The fees amounted to $130,000 of which $30,000 was paid in cash and $35,000 was assigned by Carmel to Mr. Scott Flamm, then a Director and principal stockholder of the Company. Carmel converted the $65,000 balance of the fees, and Mr. Flamm converted $35,000 into shares of common stock and warrants to purchase additional shares. In addition, we granted Carmel a bonus of $35,000 which was converted into units in the November 2004 Private Placement and we granted Carmel options to purchase at a price of $0.35 per share 183,134 shares of our common stock at the rate of 7,044 options per month from November 1, 2002 to December 31, 2004. Carmel assigned 91,567 of these options to Mr. Flamm.

Consulting Agreement with LVEP Management, LLC

The Company entered into a consulting agreement with LVEP Management LLC (“LVEP”), dated as of January 19, 2005, and amended on April 15, 2005, and October 31, 2005, pursuant to which Mr. Roni Appel served as Chief Executive Officer, Chief Financial Officer and Secretary of the Company and was compensated by consulting fees paid to LVEP. LVEP is owned by the estate of Scott Flamm who had been a director and principal shareholder until his death in January 2006. Pursuant to an amendment dated December 15, 2006 ("effective date") Mr. Appel resigned as President and Chief Executive Officer and Secretary of the Company on the effective date, but continues as a director and consultant to the Company. The term of the agreement, as amended, is 24 months from effective date. Mr. Appel is to devote 50% of his time to perform consulting services over the first 12 months of the consulting period and be paid at a rate of $22,500 per month and receive benefits of the same nature provided to other Company officers. He is to receive severance payments over an additional 12 months at a rate of $10,416.67 per month and be reimbursed for family health care. All his stock options vested fully on the effective date. The Company also issued to him 1,000,000 shares of common stock and granted him a $250,000 bonus, of which $100,000 was paid on January 2, 2007 and $150,000 is to be paid on June 1, 2007.

Sentinel Consulting, Inc.

Sentinel Consulting Inc., owned by Robert Harvey, a former observer to our Board and the manager of Harvest Advaxis LLC, one of our principal stockholders, provided financial consulting, scientific validation and business strategy advice to us for the period from September 5, 2004 until August 2005. We paid Sentinel $33,000 for their services and issued to it 287,451 shares of our common stock, and agreed to issue a 5-year warrant to purchase 191,638 shares of our common stock at an exercise price of an $0.40 per share and to pay it a retainer of $5,000. We also paid Sentinel a $10,000 video preparation fee and agreed to reimburse it for expenses of $6,000 in connection with the preparation of a scientific review.

FEBRUARY 2006 PRIVATE PLACEMENT

Pursuant to a Securities Purchase Agreement, dated February 2, 2006, Cornell Capital Partners, LP purchased in February and March 2006, $3,000,000 principal amount of our Secured Convertible Debentures due February 1, 2009 (the “Debentures”) at face amount, and received five year Warrants to purchase 4,200,000 shares of common stock at $0.287 per share and five year B Warrants to purchase 300,000 shares of common stock at $0.3444 per share.

The Debentures are convertible at a price equal to the lesser of (i) $0.287 per share (“Fixed Conversion Price”) or (ii) 95% of the lowest volume weighted average price of the common stock on the market on which the shares are listed or traded during the 30 trading days immediately preceding the date of conversion (“Market Conversion Price”). Interest is payable at maturity at the rate of 6% per annum in cash or shares of common stock valued at the conversion price then in effect.

Cornell has agreed that (i) it will not convert the Debentures or exercise the Warrants if after such conversion or exercise it and its affiliates would own in the aggregate more than 4.9% of our then outstanding shares of common stock, (ii) neither it nor its affiliates will maintain a short position or effect short sales of the common stock while the Debenture is outstanding, and (iii) no more than $300,000 principal amount of the Debentures may be converted at the Market Conversion Price during a calendar month.

During the period from April 20, 2006 through March 31, 2007, the holder converted an aggregate of $775,000 principal amount of the Debenture into 5,052,513 shares of Common Stock at a conversion price ranging from $0.1340 per share to $0.2348 per share, or an average price of $0.1534 per share. As of that date, as a result of sales subsequent to conversion, it and its affiliates beneficially own an aggregate of 2,197,916 shares of common stock representing 4.9% of our outstanding shares of common stock.

The Debentures may be called by us for redemption at the Redemption Price at any time or from time to time but not more than $500,000 principal amount may be called during any 30 consecutive day period. The Redemption Price will be 120% of the principal redeemed plus accrued interest. We also granted the holder an 18-month right of first refusal assuming the Debentures are still outstanding with respect to our issuance or sale of shares of capital stock, options, warrants or other convertible securities. We have agreed to register at our expense under the Securities Act of 1933, as amended (the “Act”) the shares of common stock offered for resale acquired upon conversion of the Debentures and exercise of the Warrants and B Warrants.

We granted the holder a first security interest in our assets as security for payment of our obligations to Cornell. We also agreed that in the event due to no fault of the holder of the Debentures, sales of the registered shares cannot be made as a result of failure to provide material information or to keep current the registration statement, of which this prospectus is a part, we will pay to the holders in cash or shares of common stock liquidated damages equal to 2% of the principal amount then outstanding plus accrued interest for each 30-day period thereafter but not to exceed an aggregate of $600,000.

We have also agreed that as long as there is outstanding at least $500,000 principal amount of Debentures, we would not, without the consent of the Debentureholder, issue or sell any securities at a price, or warrants, options or convertible securities with an exercise or conversion price, less than the bid price, as defined, immediately prior to the issuance; grant a further security interest in our assets or file a registration statement on Form S-8.

In the event of a Debenture default, at the holder’s election, the Debenture shall become immediately due and payable in cash or, at the holder’s option, in shares of common stock or may be converted into shares of common stock. Events of default include failure to pay principal when due or interest within five days following due date; failure to cure breaches or defaults of covenants, agreements or warrants within 10 days following written notice of such breach or default; the entry into a change of control transaction meaning (A) the acquisition of effective control of more than 50% of the outstanding voting securities by an individual or group (not including the holder or its affiliates), or (B) the replacement of more than one-half of our directors if not approved by a majority of directors as of February 2, 2006 or by directors appointed by such directors or (C) our entry into an agreement to effect any of the foregoing; bankruptcy or insolvency acts; breach or default which results in acceleration of the maturity of other debentures, mortgages or credit facilities, indebtedness or factor agreements involving outstanding principal of at least $100,000; breach of the holder’s Registration Rights Agreement as to the scheduled filing or effectiveness, and maintaining effectiveness of the registration statement which results in an inability to sell shares by the holder for a designated period; failure to maintain the eligibility of the common stock to trade on the Over-the-Counter Bulletin Board, and failure to make delivery within five trading days of certificates for shares to be issued upon conversion for four trading days after the conversion or the date we publicly announce an intention not to comply with requests for conversion in accordance with the Debenture terms.

We paid Yorkville Advisors, LLC in connection with the sale, a fee of $240,000 (8% of the principal amount) and structuring and due diligence fees of $15,000 and $5,000, respectively.

The net proceeds of $2,740,000 prior to deducting legal and accounting fees and other expenses, has been and will be used for working capital, including Phase I and initiation of Phase II testing of our Lovaxin C, first Listeria cancer immunotherapy in cervical cancer patients, and acceleration of preclinical testing for several pipeline vaccines including Lovaxin B and Lovaxin S for breast and ovarian cancer, respectively.

The sale and issuance of the Debentures and warrants was exempt from registration by virtue of Section 4(2) of the Act.

The 6 % per annum interest due at maturity will be charged to expense over the three-year term of the Debentures. The $240,000 investment-banking fee paid to Yorkville Advisors was charged, in view of its relationship with Cornell, as additional interest expense over the three-year term of the Debentures. The remaining transaction fees of $20,000 has been capitalized.

In accounting for the convertible debentures and the warrants and all outstanding warrants, the Company considered the guidance contained in EITF 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company's Own Common Stock," and SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” In accordance with the guidance provided in EITF 00-19, the Company determined that the conversion feature of the Debentures represents an embedded derivative since the debenture is convertible into a variable number of shares pursuant to a conversion formula and the conversion clause allowing cash or shares of common stock in payment to the debenture holders. Accordingly, the convertible debentures are not considered to be “conventional” convertible debt under EITF 00-19 and thus the embedded conversion feature must be bifurcated from the debt host and accounted for as a derivative liability. The embedded derivative liability was $512,865 at date of sale.

The Company calculated the fair value of the embedded conversion of the Company’s above-mentioned warrants in addition to all outstanding warrants as a warrant liability as of February 2, 2006. The fair value of the warrants has been calculated using the Black-Scholes valuation model based on the market price of common stock on the date of grant, exercise price of warrants of each outstanding warrant, risk-free interest rate, expected volatility of and expected life. The common stock warrant liability at date of sale was calculated at $214,950.

The Company is required to re-measure the fair value of the warrants and the conversion feature at each reporting period until the potential issuance upon exercise of all warrants does not exceed the authorized shares of the Company. As of October 31, 2006 the embedded derivative liability was calculated at $2,815,293 and for the year ended October 31, 2006 the fair value of that feature charged to interest expense was $176,481.

Upon the full satisfaction of the Debentures (whether through its repayment or conversion to equity), the fair value of the warrants on that date will be reclassified to equity.

SELLING STOCKHOLDERS

This prospectus relates to the sale or resale from time to time of the following shares of common stock by Selling Stockholders:

•	12,037,550 shares of common stock outstanding

•
12,334,495 shares of common stock issued upon conversion and underlying our Secured Convertible Debenture issued to Cornell Capital Partners LP (“Cornell”), a Selling Stockholder, pursuant to a transaction exempt from registration under the Act. Up to 31,007,018 additional shares may be offered by the Selling Stockholder if the Debentures are converted in whole or in part at a price lower than the Fixed Conversion Price of $0.287 per share (see “February 2006 Private Placement”); and

•
24,130,588 shares of common stock underlying warrants that were issued to Selling Stockholders pursuant to transactions exempt from registration under the Act, including 4,500,000 warrants issued to Cornell in the private placement of our Debentures.

The following tables set forth certain information regarding the beneficial ownership of our common stock as to the Selling Stockholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a Selling Stockholder and the percentage of ownership of that Selling Stockholder, shares of common stock underlying shares of our Secured Convertible Debentures and options or warrants held by that Selling Stockholder that are convertible or exercisable, as the case may be, within 60 days of the commencement of this offering are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other Selling Stockholder. Each Selling Stockholder’s percentage of ownership in the following tables is based upon 44,849,283 shares of our common stock outstanding on March 31, 2007.

Except as described below, none of the Selling Stockholders within the past three years has had any material relationship with us or any of our affiliates:

•
J. Todd Derbin served as a consultant to the Company until June 30, 2006, served as our Chief Executive Officer until December 31, 2005, our Chairman of the Board of Directors from January 1, 2006 until September 6, 2006, and a director from November 12, 2004 until September 6, 2006;

•
Roni Appel served as President and Chief Executive Officer from January 1, 2006 to December 15, 2006, and as our Chief Financial Officer from November 12, 2004 until December 15, 2006, and has served as a director since November 12, 2004. Carmel Ventures, Inc., of which Mr. Appel is the principal stockholder, provided consulting services to us from November 1, 2002 to December 31, 2004; LVEP which provides consulting services to us and by which Mr. Appel is employed had paid his compensation as our officer until December 15, 2006;

•
Scott Flamm served from November 12, 2004 until his death in January 2006 as a director of the Company and of LVEP, of which he was a principal stockholder and an employee, and which provides consulting services to us. He was a general partner of Flamm Family Partners, L.P.;

•	Thomas McKearn has served as a director since November 12, 2004;

•	Dr. James Patton has served as a director since November 12, 2004 and was our Chief Executice Officer from July 2002 until December 2002;

•	Dr. Yvonne Paterson has serves as a consultant;

•	The Trustees of the University of Pennsylvania own the patents as to which we have an exclusive license;

•
Sunrise Securities Corp. acted as placement agent in the November 2004 Private Placement. Nathan Low, Amnon Mandelbaum, Marcia Kucher, Derek Caldwell, Richard Stone and David Goodfriend are all affiliated with or employed by Sunrise Securities Corp., the placement agent in that Private Placement. Sunrise Equity Partners, LP and Sunrise Foundation Trust are also affiliates of Sunrise Securities Corp;

•	Dr. David Filer is a consultant to us and provided consulting services to the Sunrise Securities Corp; and

•	Reitler Brown Holdings, LLC is an affiliate of Reitler Brown & Rosenblatt LLC, counsel to the Company.

The term “Selling Stockholders” also includes any transferees, pledges, donees, or other successors in interest to the Selling Stockholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.

The Selling Stockholders named below are selling the securities. The table assumes that all of the securities will be sold in this offering and does not give effect to additional shares which are or may be issuable upon exercise of warrants or options or conversion of convertible securities pursuant to ani-dilution provisions in such securities. However, any or all of the securities listed below may be retained by any of the Selling Stockholders, and therefore, no accurate forecast can be made as to the number of securities that will be held by the Selling Stockholders upon termination of this offering. These Selling Stockholders acquired their shares by purchases exempt from registration under section 4(2) of the Securities Act of 1933 or Regulation D under the Securities Act of 1933. The Selling Stockholders acquired their shares in the ordinary course of business. We believe that, except as indicated, the Selling Stockholders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of the securities by the Selling Stockholders. No Selling Stockholders are broker-dealers or affiliates or employees of broker-dealers other than Sunrise Securities Corp., David Goodfriend, Amnon Mandelbaum, Marcia Kucher, Derek Caldwell, Richard Stone, Nathan Low, Sunrise Equity Partners LP, Sunrise Foundation Trust and Cornell Capital Partners LP. The securities included in this list include securities which would otherwise become saleable from time to time pursuant to Rule 144 as currently in effect.

Name	Total Shares Owned as of March 31, 2007	Shares Registered		% Before Offering***	% After Offering***

Adele Pfenninger 12 Spring Brook Road Annandale, NJ 08801	79,600 (1)	35,395 (1)(A	)	0.18%	0.10%

AI International Corporate (a) Holdings, Ltd. c/o FCIM Corp. 1 Rockefeller Plaza, Suite 1730 New York, NY 10020	174,216 (2)	87,108 (2)(A	)	0. 39%	0.19%

Alan Gelband Company (b) Defined Contribution Pension Plan and Trust 30 Lincoln Plaza New York, NY 10023	174,216 (3)	174,216 (3)		0.39%	**

Alan Kestenbaum 18 Clover Drive Great Neck, NY 11021	177,700 (3)(A )	174,216 (3)		0.39%	0.01%

Beretz Family Partners LP (c) 48 South Drive Great Neck, NY 11021	174,216 (2)	87,108 (2)(A	)	0.39%	0.19%

Bridges & Pipes, LLC (d) 830 Third Avenue 14th Floor New York, NY 10022	696,864 (4)	696,864 (4)		1.53%	**

Bruce Fogel 218 Everglade Avenue Palm Beach, FL 33480	174,216 (3)	174,216 (3)		0.39%	**

C. Leonard Gordon 551 Fifth Avenue New York, NY 10176	174,216 (2)	87,108 (2)(A	)	0.39%	0.19%

Carmel Ventures, Inc* (e) 22 Ruth Lane Demarest, NJ 07627	505,008 (5)	355,528 (5)(A	)	1.11%	0.33%

Catherine Janus 4817 Creak Dr. Western Spring, IL 60558	65,949 (6)	52,883 (6)(A	)	0.15%	0.03%

Chaim Cymerman c/o Tomer Cymerman Paamoni 10, Apt. 19 Bavli, Tel Aviv Israel	109,074 (7)	87,297 (7)(A	)	0.24%	0.05%

Name	Total Shares Owned as of March 31, 2007	Shares Registered		% Before Offering***	% After Offering***

Charles Kwon 834 Monror Street Evanston, Il 60202	491,233 (8)	211,063 (8)(A	)	1.09%	0.62%

Cranshire Capital, LP (f) 666 Dundee Road Suite 1901 Northbrook, IL 60602	522,648 (9)	522,648 (9)		1.15%	**

Crestwood Holdings, LLC (g) c/o Ran Nizan 109 Boulevard Drive Danbury, CT 06810	360,253 (10)	93,046 (10)(A	)	0.80%	0.59%

David Stone 228 St. Charles Avenue, Suite 1024 New Orleans, LA 70130	348,432 (10)(B )	174,216 (10)(C	)	0.77%	0.39%

David Tendler 401 East 60th Street New York, NY 10022	696,864 (11)	348,432 (11)(A	)	1.54%	0.77%

Design Investments, LTD (h) 9 Tanbark Circuit, Suite 1442 Werrington Downs NSW 2747 Australia	348,432 (11)(A )	348,432 (11)(A	)	0.77%	**

Emigrant Capital Corp. (i) 6 East 43rd Street, 8th Floor New York, NY 10017	3,519,163(12)	1,742,160 (12)(A	)	7.55%	3.81%

Eugene Mancino Blau Mancino 12 Roszel Road, Suite C-101 Princeton, NJ 08540	355,099 (13)	106,272 (13)(A	)	0.79%	0.55%

Fawdon Investments Ltd. (j) 4 Ibn Shaprut Street Jerusalem, Israel 92478	1,407,665 (4)(A )	696,864 (4)		3.09%	1.56%

Flamm Family Partners, LP.* (k) c/o Scott Flamm 70 West Road Short Hills, NJ 07078	2,666,466 (14)	36,231 (14)(A	)	5.94%	5.86%

Name	Total Shares Owned as of March 31, 2007	Shares Registered		% Before Offering***	% After Offering***

Fred Berdon Co, LP (l) 717 Post Road Suite 105 Scarsdale, NY 10583	348,432 (10)(B )	174,216 (10)(C	)	0.77%	0.39%

Gina Ferarri 36 Stone Run Road Bedmingter, NJ 07921	79,932 (15)	35,511 (15)(A	)	0.18%	0.10%

Hal H. Beretz 48 South Drive Great Neck, NY 11021	522,648 (16)	261,324 (16)(A	)	1.16%	0.58%

Howard Kaye Family Fund (m) 2 Mohican Trail Scarsdale, NY 10583	261,324 (16)(A )	261,324 (16)(A	)	0.58%	**

IRA FBO / Walter S. Grossman (n) Pershing LLC Custodian 277 North Ave. Westport, CT 06880	696,864 (11)	348,432 (11)(A	)	1.55%	0.78%

Itai Portnoi 26 Yakinton St. Haifa, Israel 34406	157,608 (17)	70,093 (17)(A	)	0.35%	0.19%

J. Todd Derbin* P.O. Box 128 Solebury, PA 18963-0128	838,797(18)	295,766 (18)(A	)	1.85%	1.20%

James Patton* 1937 Swedesford Malvern, PA 19355	3,078,096 (19)	2,968,292 (19)(A	)	6.82%	0.24%

James Paul c/o Fulwider Patton Howard Hughes Center 6060 Center Drive, 10th Floor Los Angeles, CA 90045	39,215 (20)	17,430 (20)(A	)	0.09%	0.05%

Jonas Grossman 59 Huratio St. New York, NY 10014	80,640 (21)	35,865 (21)(A	)	0.18%	0.10%

Kerry Propper 59 Huratio St. New York, NY 10014	111,937 (22)	89,663 (22)(A	)	0.25%	0.05%

Name	Total Shares Owned as of March 31, 2007	Shares Registered		% Before Offering***	% After Offering***

Lilian Flamm c/o Scott Flamm 70 West Road Short Hills, NJ 07078	197,328 (23)	98,664 (23)		0.44%	0.22%

Marilyn Mendell 1203 River Road, Apt. Penthouse 4 Edgewater, NJ 07020	239,500 (24)	126,658 (24)(A	)	0.53%	0.25%

Mary Ann Ryan Francis 1115 Beanaqt Ave. Seaside Park, NJ 08752	79,161 (25)	35,180 (25)(A	)	0.18%	0.10%

Mordechai Mashiach 8 Shlomzion Hamalka Haifa, Israel 34406	257,608 (25)(B )	70,093 (25)(C	)	0.57%	0.42%

MEA Group, LLC (o) 145 Talmadge Road Edison, NJ 08817	351,916 (25)(D )	174,216 (25)(E	)	0.78%	0.39%

Peggy Fern 1548 Herlong Court Rock Hill, SC 29732	79,712 (26)	35,401 (26)(A	)	0.18%	0.10%

Penn Footware Retirement Trust (q) Line & Grove Streets PO Box 87 Nanticoke, PA 18634	174,216 (3)	174,216 (3)		0.39%	**

Roni Appel* 16 Sunset Road Demarest, NJ 07627	6,336,840(27)	2,936,272 (27)(A	)	13.42%	7.20%

RP Capital, LLC (r) 10900 Wilshire Blvd., Suite 500 Los Angeles, CA 90024	87,108 (27)(B )	87,108 (27)(B	)	0.19%	**

Shai Stern 43 Maple Avenue Cedarhurst, NY 11516	87,108 (27)(B )	87,108 (27)(B	)	0.19%	**

Name	Total Shares Owned as of March 31, 2007	Shares Registered	% Before Offering***	% After Offering***

Scott Flamm* 70 West Road Short Hills, NJ 07078	374,295 (28)		125,772 (28)(A	)	0.83%	0.55%

SRG Capital, LLC (s) 120 Broadway, 40th Floor New York, NY 10271	348,432 (11)(A	)	348,432 (11)(A	)	0.77%	**

Sunrise Equity Partners, LP (t) 641 Lexington Avenue, 25th Floor New York, NY 10022	2,838,158(28)(B	)	1,742,160 (28)(C	)	6.09%	2.35%

Thomas McKearn* 6040 Lower Mountain Road New Hope, PA 18938	424,876 (29)		90,549 (29)(A	)	0.94%	0.74%

Titan Capital Management, LLC (u) (TCMP3 Partners) 7 Centure Drive, Suite 201 Parsippany, NJ 07054	348,432 (11)(A	)	348,432 (11)(A	)	0.77%	**

The Trustees of the University of Pennsylvania Center for Technology Transfer University of Pennsylvania 3160 Chestnut Street, Suite 200 Philadelphia, PA 19104-6283	6,339,282		6,339,282		14.13%	0.00%

Yair Talmor 517 Old Chappaqua Road Briarcliff Manor, NY 10510	174,216 (2)		87,108 (2)(A	)	0.39%	0.19%

Yoav Millet 950 Third Avenue New York, NY 10022	175,958 (2)(B	)	87,108 (2)(A	)	0.39%	0.20%

Name	Total Shares Owned as of March 31, 2007	Shares Registered	% Before Offering***	% After Offering***

Amnon Mandelbaum* c/o Sunrise Securities Corp. 641 Lexington Avenue, 25th Floor New York, NY 10022	1,766,559 (30)	672,539 (30)(A	)	3.88%	2.40%

David Goodfriend* c/o Sunrise Securities Corp. 641 Lexington Avenue, 25th Floor New York, NY 10022	194,193 (31)	74,727 (31)(A	)	0.43%	0.27%

David Filer* 165 East 32 Street New York, NY 10016	428,476 (32)	285,211 (32)(A	)	0.95%	0.32%

Marcia Kucher* c/o Sunrise Securities Corp. 641 Lexington Avenue, 25th Floor New York, NY 10022	2,070 (33)	2,070 (33)		0.00%	**

Nathan Low*(x) c/o Sunrise Securities Corp. 641 Lexington Avenue, 25th Floor New York, NY 10022	761,971 (34)	761,971 (34)		1.67%	**

Derek Caldwell* c/o Sunrise Securities Corp. 641 Lexington Avenue, 25th Floor New York, NY 10022	76,244 (35)	73,170 (35)(A	)	0.17%	0.01%

Sunrise Securities Corp.* (x) 641 Lexington Avenue, 25th Floor New York, NY 10022	731,707 (36)	348,432 (36)(A	)	1.62%	0.85%

Richard Stone* c/o Sunrise Securities Corp. 641 Lexington Avenue, 25th Floor New York, NY 10022	146,817 (37)	146,341 (37)(A	)	0.33%	**

Martin Trust Agreement U/A/ DTD 11/05/01 Peter L. Martin TTE 3757 Webster St, Apt 203 San Francisco, CA 94123	174,216 (3)	174,216 (3)		0.39%	**

Name	Total Shares Owned as of March 31, 2007	Shares Registered	% Before Offering***	% After Offering***

A. Heifetz Technologies Ltd. (y) 22 Kanfey Nesharim St Jerusalem, Israel 95464	351,916 (25)(D )	174,216 (25)(E	)	0.78%	0.39%

Balestra Spectrum Partners, LLC (z) 1185 Avenue of the Americas 32nd Floor New York, NY 10036	1,045,296 (38)	522,648 (38)(A	)	2.30%	1.15%

Reitler Brown Holdings, LLC* (aa) 800 Third Avenue, 21st Floor New York, NY 10022	60,000 (39)	60,000 (39)		0.13%	0.0%

Leon Recanata Levinstein Tower #21st 23 Menahem Begin Road Tel Aviv, Israel	487,805 (40)	487,805 (40)		1.08%	**

FCC, Ltd. Levinstein Tower #21st 23 Menahem Begin Road Tel Aviv, Israel	209,059(41)	209,059(41)		0.46%	**

Harvest Advaxis LLC (bb) 30052 Aventura, Suite C Rancho Santa Margarita, CA 92688	4,625,888 (42)	3,832,753 (42)(A	)	7.87%	**

* See information above for Selling Stockholder’s relationship with the Company
**Less than 0.01%
*** Based on 44,849,283 shares outstanding on March 31, 2007.

(a)	Rima Salam has voting and disposition rights on behalf of AI International Corporate Holdings, Ltd.
(b)	Alan Gelband has voting and disposition rights on behalf of Alan Gelband Company Defined Contribution Pension Plan and Trust.
(c)	Hal Beretz has voting and disposition rights on behalf of Beretz Family Partners LLP.
(d)	David Fuchs has voting and disposition rights on behalf of Bridges & Pipes LLC.

(e)	Roni Appel has voting and disposition rights on behalf of Carmel Ventures, Inc.
(f)	Mitchell P. Kopin, president of Downsview Capital Inc., the general partner of Cranshire Capital, L.P, has voting and disposition rights.
(g)	Ran Nizan has voting and disposition rights on behalf of Crestwood Holdings, LLC.
(h)	Haim Rolnitsky has voting and disposition rights on behalf of Design Investments Ltd.
(i)	Howard Milstein and John Hart have voting and disposition rights on behalf of Emigrant Capital Corp.
(j)	Joseph Franck has voting and disposition rights on behalf of Fawdon Investments, Ltd.
(k)	Scott Flamm, a former director of the Company, had voting and disposition rights on behalf of Flamm Family Partners LP., until his death in January 2006.
(l)	Frederick Berdon has voting and disposition rights on behalf of Fred Berdon Co., LP.
(m)	Howard Kaye, the managing partner, has voting and disposition rights on behalf of Kay Family Fund.
(n)	Pershing IMS has voting and disposition rights on behalf of IRA FBO / Walter S. Grossman.
(o)	Albert Chabot has voting and disposition rights on behalf of MEA Group
(p)	Shoshana Loeb has voting and disposition rights on behalf of Open Ventures, LLC.
(q)	Jeff Davidowitz has voting and disposition rights on behalf of Penn Footwear Retirement Trust.
(r)	Eric Richardson has voting and disposition rights on behalf of RP Capital, LLC.
(s)	Edwin Mecabe and Tai May Lee jointly have voting and disposition rights on behalf of SRB Capital LLC.
(t)
Nathan Low, Marilyn Adler and Amnon Mandelbaum are the managers of Level Counter, LLC, the general partner of Sunrise Equity Partners, L.P. The unanimous vote of such managers is required for voting and disposition rights.

(u)	Walter Schenker and Steven Slawson have voting and disposition rights on behalf of Titan Capital Management LLC.
(v)	Morten Kiellan has voting and disposition rights on behalf of Trinity, LLC.
(w)	Nathan Low is a trustee of Sunrise Securities Corp.
(x)	Nathan Low has voting and disposition rights on behalf of Sunrise Securities Corp.
(y)	Avit Heifetz has voting and disposition rights on behalf of A. Heifetz Technologies Ltd.
(z)	James L. Melcher has voting and disposition rights on behalf of Balestra Spectrum Partners, LLC.
(aa)	Robert Brown, Scott Rosenblatt, Edward G. Reitler and John Watkins have voting and disposition rights on behalf of Reitler Brown Holdings, LLC.
(bb)	Robert Harvey has voting and disposition rights on behalf of Harvest Advaxis,, LLC.
(1)	Reflects 35,395 shares of common stock and 44,205 warrants to purchase shares of common stock.
(1)(A)	Reflects 35,395 warrants to purchase shares of common stock.
(2)	Reflects 87,108 shares of common stock and 87,108 warrants to purchase shares of common stock.
(2)(A)	Reflects 87,108 warrants to purchase shares of common stock.
(2)(B)	Reflects 88,850 shares of common stock and 87,108 warrants to purchase shares of common stock.
(3)	Reflects 174,216 warrants to purchase shares of common stock.
(3)(A)	Reflects 3,484 shares of common stock and 174,216 warrants to purchase shares of common stock.
(4)	Reflects 696,864 warrants to purchase shares of common stock.
(4)(A)	Reflects 710,801 shares of common stock and 696,864 warrants to purchase shares of common stock.
(5)	Reflects 413,441 warrants and 91,567 options exercisable for shares of common stock after a prior transfer of 355,528 shares of common stock to affiliate, Roni Appel.
(5)(A)	Reflects 355,528 warrants to purchase shares of common stock.
(6)	Reflects 65,949 warrants to purchase shares of common stock.
(6)(A)	Reflects 52,883 warrants to purchase shares of common stock.
(7)	Reflects 109,074 warrants to purchase shares of common stock.
(7)(A)	Reflects 87,297 warrants to purchase shares of common stock.
(8)	Reflects 271,260 shares of common stock and 219,973 warrants to purchase shares of common stock.
(8)(A)	Reflects 211,063 warrants to purchase shares of common stock.
(9)	Reflects 522,648 warrants to purchase shares of common stock.
(10)	Reflects 244,933 shares of common stock and 115,320 warrants to purchase shares of common stock.
(10)(A)	Reflects 93,046 warrants to purchase shares of common stock.
(10)(B)	Reflects 174,216 shares of common stock and 174,216 warrants to purchase shares of common stock.
(10)(C)	Reflects 174,216 warrants to purchase shares of common stock.
(11)	Reflects 348,432 shares of common stock and 348,432 warrants to purchase shares of common stock.
(11)(A)	Reflects 348,432 warrants to purchase shares of common stock.

(12)	Reflects 1,777,003 shares of common stock and 1,742,160 warrants to purchase shares of common stock.
(12)(A)	Reflects 1,742,160 warrants to purchase shares of common stock.
(13)	Reflects 106,272 shares of common stock and 248,827 warrants to purchase shares of common stock.
(13)(A)	Reflects 106,272 warrants to purchase shares of common stock.
(14)	Reflects 2,621,325 shares of common stock and 45,141 warrants to purchase shares of common stock.
(14)(A)	Reflects 36,231 warrants to purchase shares of common stock.
(15)	Reflects 35,511 shares of common stock and 44,421 warrants to purchase shares of common stock.
(15)(A)	Reflects 35,511 warrants to purchase shares of common stock.
(16)	Reflects 261,324 shares of common stock and 261,324 warrants to purchase shares of common stock.
(16)(A)	Reflects 261,324 warrants to purchase shares of common stock.
(17)	Reflects 70,093 shares of common stock and 87,515 warrants to purchase shares of common stock.
(17)(A)	Reflects 70,093 warrants to purchase shares of common stock.
(18)	Reflects 469,982 shares of common stock and 368,815 shares of common stock issuable upon exercise of warrants.
(18)(A)	Reflects 295,766 warrants to purchase shares of common stock.
(19)	Reflects 73,253 options and 184,267 warrants to purchase shares of common stock and 2,820,576 shares of common stock.
(19)(A)	Reflects 2,820,576 shares of common stock and 147,716 warrants to purchase shares of common stock.
(20)	Reflects 17,430 shares of common stock and 21,785 warrants to purchase shares of common stock.
(20)(A)	Reflects 17,430 warrants to purchase shares of common stock.
(21)	Reflects 35,865 shares of common stock and 44,775 warrants to purchase shares of common stock.
(21)(A)	Reflects 35,865 warrants to purchase shares of common stock.
(22)	Reflects 111,937 warrants to purchase shares of common stock.
(22)(A)	Reflects 89,663 warrants to purchase shares of common stock.
(23)	Reflects 98,664 shares of common stock and 98,664 warrants to purchase shares of common stock.
(23)(A)	Reflects 98,664 warrants to purchase shares of common stock.
(24)	Reflects 81,658 shares of common stock and 157,842 warrants to purchase shares of common stock.
(24)(A)	Reflects 126,658 warrants to purchase shares of common stock.
(25)	Reflects 35,180 shares of common stock and 43,981 warrants to purchase shares of common stock.
(25)(A)	Reflects 35,180 warrants to purchase shares of common stock.
(25)(B)	Reflects 170,093 shares of common stock and 87,515 warrants to purchase shares of common stock.
(25)(C)	Reflects 70,093 warrants to purchase shares of common stock.
(25)(D)	Reflects 177,700 shares of common stock and 174,216 warrants to purchase shares of common stock.
(25)(E)	Reflects 174,216 warrants to purchase shares of common stock.
(26)	Reflects 35,401 shares of common stock and 44,311 warrants to purchase shares of common stock.
(26)(A)	Reflects 35,401 warrants to purchase shares of common stock.
(27)
Reflects 3,976,288 shares of common stock (including 355,528 shares of common stock transferred to him subsequent to the commencement of the offering from his affiliate, Carmel) and 2,287,523 options and 73,029 warrants to purchase shares of common stock.

(27)(A)
Reflects 2,877,692 shares of common stock including 355,528 shares of common stock transferred to him subsequent to the commencement of the offering from his affiliate, Carmel and, 58,580 warrants to purchase shares of common stock

(27)(B)	Reflects 87,108 warrants to purchase shares of common stock
(28)	Reflects 125,772 shares of common stock, 156,956 warrants to purchase shares of common stock and 91,567 options.
(28)(A)	Reflects 125,772 warrants to purchase shares of common stock.
(28)(B)	Reflects 1,095,998 shares of common stock and 1,742,160 warrants to purchase shares of common stock.
(28)(C)	Reflects 1,742,160 warrants to purchase shares of common stock.
(29)	Reflects 179,290 shares of common stock, 132,763 options and 112,823 warrants to purchase shares of common stock.
(29)(A)	Reflects 90,549 warrants to purchase shares of common stock.
(30)
Reflects 1,094,020 shares of common stock and warrants to purchase 672,539 shares of common stock, all of which securities were received as compensation in the ordinary course of business of his employer, Sunrise Securities Corp. as Placement Agent.

(30)(A)	Represents warrants to purchase 672,539 shares of common stock.
(31)
Reflects 119,466 shares of common stock and 74,727 warrants to purchase shares of common stock, all of which securities were received as compensation in the ordinary course of business of the Selling Stockholder’s employer, Sunrise Securities Corp. as Placement Agent.

(31)(A)	Represents 74,727 warrants to purchase shares of common stock.
(32)
Reflects 103,265 shares of common stock and 285,211 warrants to purchase shares of common stock which securities were purchased in the private placement, of which 187,650 warrants to purchase common stock were received as compensation for consulting services rendered to Sunrise Securities Corp. as Placement Agent, and 40,000 options to purchase shares of common stock. Dr. Filer is a consultant to Sunrise Securities Corp.

(32)(A)
Reflects 97,561 warrants to purchase shares of common stock which securities were purchased in the private placement and 187,650 warrants to purchase common stock, received as compensation for consulting services rendered to Sunrise Securities Corp. as Placement Agent. Dr. Filer is a consultant to Sunrise Securities Corp.

(33)
Reflects 2,070 warrants to purchase shares of common stock, all of which securities were received as compensation in the ordinary course of business of the Selling Stockholder’s employer, Sunrise Securities Corp. as Placement Agent.

(34)
Reflects warrants to purchase 761,971 shares of common stock owned by Mr. Low, all of which securities were received as compensation in the ordinary course of business of his employer, Sunrise Capital as Placement Agent.

(35)
Reflects 3,074 shares of common stock and 73,170 warrants to purchase shares of common stock, all of which securities were received as compensation in the ordinary course of business of his employer, Sunrise Securities Corp. as Placement Agent.

(35)(A)	Reflects 73,170 warrants to purchase shares of common stock.
(36)	Reflects 383,275 shares of common stock and 348,432 warrants to purchase shares of common stock. Nathan Low is its sole director and stockholder, with 100% beneficial ownership, voting and
(36)(A)	Reflects 348,432 warrants to purchase shares of common stock.
(37)
Reflects 476 shares of common stock and 146,341 warrants to purchase shares of common stock, all of which securities were received as compensation in the ordinary course of business of the Selling Stockholder’s employer, Sunrise Securities Corp. as Placement Agent.

(37)(A)	Reflects 146,341 warrants to purchase shares of common stock.
(38)	Reflects 522,648 shares of common stock and 522,648 warrants to purchase shares of common stock.
(38)(A)	Reflects 522,648 warrants to purchase shares of common stock.
(39)	Reflects 60,000 warrants to purchase shares of common stock.
(40)	Reflects 487,805 warrants to purchase shares of common stock.
(41)	Reflects 209,059 warrants to purchase shares of common stock.
(42)
Reflects 3,832,753 warrants to purchase shares of common stock, 287,456 shares of common stock owned by a transferee, Compass International and 505,679 shares owned by Harvey and Company Employee Pension Plan.

(42)(A)	Reflects 3,832,753 warrants to purchase shares of common stock.

In addition to the Selling Stockholders set forth above, the following table sets forth relevant information as to Cornell’s offering for resale the shares of our common stock it may acquire upon conversion of our Debentures and exercise of warrants acquired in the February and March 2006 Private Placement.

	Shares Owned
Name	Total		% Before Offering	% After Offering		Shares Registered
Cornell Capital Partners LP 101 Hudson Street, Suite 3700 Jersey City, New Jersey 07302	2,197,614	(1)	4.9%	0.0%	(2)	47,841,513	(3)

1) Represents shares issued upon conversion of the Debentures or exercise of warrants owned by Cornell Capital Partners LP (“Cornell”) adjusted for the limitation that a conversion or exercise by Cornell may not result in it and its affiliates owning more than 4.9% of the shares of our common stock outstanding at the time of such conversion or exercise. Based on 44,849,283 shares outstanding as of March 31, 2007, no more than 2,197,614 shares in aggregate may be issued to Cornell and its affiliates upon conversion and exercise. The number of shares, offered by Cornell, would increase as the outstanding shares of common stock increase. Based on the Fixed Conversion Price of $0.287, there are 10,452,962 shares reserved for issuance upon conversion, which will also increase if the “Market Conversion Price” is used. All investment decisions of, and control of, Cornell are made by its general partner, Yorkville Advisors, LLC. Mark Angelo, the managing member of Yorkville Advisors, makes the investment decisions on behalf of and controls Yorkville Advisors. Yorkville Advisors and Mr. Angelo may also be deemed the beneficial owner of the shares.

2) Except for the shares offered pursuant to this Prospectus, Cornell did not beneficially own any shares of our common stock at the commencement of the offering.

3) The shares registered are based on the full conversion of principal and interest on the Debentures at an assumed Market Conversion Price of $0.0956 per share, which is one-third of the Fixed Conversion Price of $0.287 per share, and (ii) the 4,500,000 Warrants are exercised in full. Additional shares could be acquired if conversion is at a lower price, although such additional shares may not be reoffered pursuant to this prospectus.

Blue Sky

Thirty-five states have what is commonly referred to as the “standard manual exemption” for secondary trading of securities such as those to be resold by a selling stockholder under this registration statement. In these states, so long as we obtain and maintain a listing in one of the commonly accepted standard manuals e.g. Standard and Poor’s Corporate Manual, and the manual sets forth certain information: (1) the names of our officers and directors, (2) our balance sheet, and (3) our profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations, secondary trading can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Delaware, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia, and Wyoming. We cannot secure this listing, and thus this qualification, until after this registration statement is declared effective. Once we secure this listing, secondary trading can occur in these states without further action.

We currently do not intend to and may not be able to qualify securities for resale in other states which require shares to be qualified before they can be resold by our stockholders; provided however that we intend to take appropriate action to qualify securities for resale in the State of New York.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

Because a Selling Stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, it will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than under this prospectus. The Selling Stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholder.

We agreed to keep this prospectus effective until the earlier of the date as of which all of the common stock registered for resale hereunder has been sold or the holder is entitled to sell the shares pursuant to the Rule 144(k) exemption from registration under the Act. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

General

At the date hereof we are authorized by our articles of incorporation to issue an aggregate of 500,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of “blank check” preferred stock , par value $0.001 per share. 38,167,028 shares of common stock      and no shares of preferred stock were outstanding as of January 31, 2006. We estimate that ss of January 5, 2006, there are approximately 200 beneficial holders of our conversion shares.

Common Stock

  Holders  of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for the election of directors. Subject to the prior rights of any class or series of preferred stock which may from time to time be outstanding, if any,  holders of common stock are entitled to receive ratably, dividends when, as, and if declared by our Board of Directors out of funds legally available for that purpose and, upon our liquidation, dissolution, or winding up , are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock , if any. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding common stock is validly authorized and issued, fully-paid and nonassessable.

The shares of common stock offered in this prospectus have been fully paid and not liable for further call or assessment. Holders of the common stock do not have cumulative voting rights, which means that the holders of more than one half of the outstanding shares of common stock, subject to the rights of the holders of the preferred stock , if any, can elect all of our directors, if they choose to do so. In this event, the holders of the remaining shares of common stock would not be able to elect any directors. Except as otherwise required by Colorado law, and subject to the rights of the holders of preferred stock, if any, all stockholder action is taken by the vote of a majority of the outstanding shares of common stock voting as a single class present at a meeting of stockholders at which a quorum consisting of a majority of the outstanding shares of common stock is present in person or proxy.

Preferred Stock

  We are authorized to issue up to 5,000,000 shares of “blank check” preferred stock. Preferred stock may be issued in one or more series and having the rights, privileges and limitations, including voting rights, conversion privileges and redemption rights, as may, from time to time, be determined by the Board of Directors. Preferred stock may be issued in the future in connection with acquisitions, financings, or other matters as the Board of Directors deems appropriate. In the event that any shares of preferred stock are to be issued, a certificate of designation containing the rights, privileges and limitations of such series of preferred stock shall be filed with the Secretary of State of the State of Colorado. The effect of such preferred stock is that, subject to Federal securities laws and Colorado law, the Board of Directors alone, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control of the Company without further action by the stockholders, and may adversely affect the voting and other rights of the holders of the common stock . The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock  , including the loss of voting control to others.

 Stock Symbol ; No Trading of common stock

Our common stock is traded on the OTC Bulletin Board under the Symbol ADXS. The closing bid price on March 30, 2007, was $0.23.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, TX 75034.

Directors ’ Limitation of Liability

Our certificates of incorporation and by-laws include provisions to (1) indemnify the directors and officers to the fullest extent permitted by the  General Corporation Law of Delaware (the “DGCL”), including circumstances under which indemnification is otherwise discretionary and (2) eliminate the personal liability of directors and officers for monetary damages resulting from breaches of their fiduciary duty, except for liability for breaches of the duty of loyalty, acts, or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for any transaction from which the director derived an improper personal benefit. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

We will enter into an indemnification agreement with each of our directors which provides that we will indemnify our directors and advance expenses to our directors, to the extent permitted by the laws of the State of Delaware.

We have directors and officers liability insurance in an amount of $5 million.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons as stated in the foregoing provisions or otherwise,  we have been advised that, in the opinion of the SEC , this indemnification is against public policy as expressed in the Act  and is, therefore, unenforceable.

SHARES OF THE COMPANY ELIGIBLE FOR FUTURE SALE

Prior to the date of this prospectus, there has been a limited public market for our common stock. Sales of substantial numbers of  shares of  our common stock     in the public market following this offering, or the perception that such sales may occur, could adversely affect prevailing market prices of our shares.

Assuming the issuance of (i) 12,334,495 shares of common stock upon conversion in full of the principal amount of and payment of interest of the Debentures at the Fixed Conversion Price (a greater number will be required to be issued if the conversion is at the Market Conversion Price (see “Selling Stockholders” for the possible limitation on the number of shares which may be issued upon conversion or exercise) and (ii) 4,500,000 shares of our common stock upon full exercise of the Warrants issued in our February 2006 Private Placement of the Debenture, there are outstanding 44,849,283 shares of our common stock as of March 31, 2007. In addition 19,680,588 shares of common stock are registered for resale under the Securities Act of 1933, as amended (the “Act”) for reoffering upon there being issued upon exercise of warrants issued in a private placement effected in November 2004.      These shares of common stock will be deemed to be “ restricted securities” under Rule 144. Restricted securities may only be sold in the public market pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under Rule 144 , Rule 701 or Rule 904 under the Act . These rules are summarized below.

Eligibility of Restricted Shares for Sale in the Public Market

As of May 31, 2007, 37,547,950 shares of our common stock are eligible for sale, under Rule 144, in each case subject to volume, manner of sale and other limitations under Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1 .0% of the number of shares of common stock outstanding, which was approximately 44,849,283 shares of common stock as of March 31, 2007 or

•	the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, under Rule 144(k) as currently in effect, a person:

•	who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and

•	who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate,

is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors (other than affiliates) who purchased shares of common stock from us under a compensatory stock option plan or other written agreement before the closing of the Share Exchange is entitled to resell these shares. These shares can be resold 90 days after the effective date of the Share Exchange in reliance on Rule 144, without having to comply with restrictions, including the holding period, contained in Rule 144.

The  Securities and Exchange Commission  has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934 , along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and may be sold:

•	by persons other than affiliates subject only to the manner of sale provisions of Rule 144; and

•	by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

Options

We have registered by means of a registration statement on Form S-8 under the Act  2,381,525 shares of common stock reserved for issuance under our 2004 Stock Option Plan.  As of January 31, 2007, options to purchase 2,381,525 shares of common stock were granted under the 2004 Stock Option Plan, of which options to purchase approximately 1,046,628 shares of common stock have vested and have not been exercised.  Shares of common stock issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates and the lock-up provision described above, be available for sale in the open market immediately.

Our agreement with Cornell prohibits us from filing a registration statement on Form S-8 under the Act to register 5,600,000 shares of common stock reserved for issuance under our 2005 stock option plan as long as any Debentures are outstanding. As of January 31, 2007, options to purchase 4,679,917 shares of common stock were issued under the 2005 Stock Option Plan, of which options to purchase approximately 2,889,398 shares of common stock have vested.

As of January 31, 2007 we have granted 1,001,399 options as non-plan option of which 41,725 options are vested.

Shares of common stock issued upon exercise of a share option and registered under the Form S-8 registration statement will be subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates available for sale in the open market immediately.

Lock Up of Shares

At the date of this prospectus, none of our shares are subject to a lock up agreement.

PLAN OF DISTRIBUTION

A Selling Stockholder, and any of its pledgees, assignees and successors-in-interest, may from time to time, sell any or all of their registered shares of our common stock acquired including those upon exercise of its warrants or conversion of the Debenture on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales provided as to Cornell Capital that the Debenture is fully converted;

•	broker-dealers may agree with a Selling Stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

A Selling Stockholder may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by a Selling Stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

A Selling Stockholder may from time to time pledge or grant a security interest in some or all of the registrable securities owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (the “Act”), identifying the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

Upon us being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus, and (vi) other facts material to the transaction. In addition, upon us being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Act. The Selling Stockholder has represented and warranted to us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock and has agreed that while any portion of the Debenture is outstanding neither it nor its affiliates will have short position on our common stock or engage in short sales of our common stock.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Act.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Jody M. Walker, Esq., with respect to shares issued by the Company prior to the Company reincorporating in Delaware and Reitler Brown & Rosenblatt LLC with respect to shares issued by the Company thereafter.

EXPERTS

The financial statements appearing in this prospectus and registration statement have been audited by Goldstein Golub Kessler LLP, independent accountants; to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firms as experts in accounting and auditing.

ADDITIONAL INFORMATION

We filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents or any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and in accordance with the Securities Exchange Act of 1934, we file annual, quarterly and special reports, and other information with the SEC. These periodic reports, and other information are available for inspection and copying at the regional offices, public reference facilities and website of the SEC referred to above.

FINANCIAL STATEMENTS

Advaxis, Inc.	Page

Balance Sheet at January 31, 2007 (unaudited)	F-2

Statements of Operations for the three month periods ended January 31, 2007 and 2006 and the period March 1, 2002 (inception) to January 31, 2007 (unaudited)	F-3

Cash Flow Statements for the three month periods ended January 31, 2007 and 2006 and the period March 1, 2002 (inception) to January 31, 2007 (unaudited)	F-4 - F-5

Notes to Financial Statements	F-6 - F-10

Report of Independent Registered Public Accounting Firm	F-11

Balance Sheet as of October 31, 2006	F-12

Statements of Operations for the years ended October 31, 2005 and 2006 and the period from
March 1, 2002 (Inception) to October 31, 2006	F-13

Statements of Stockholders’ Equity (Deficiency) for the Period from March 1, 2002 (Inception) to
October 31, 2006	F-14

Statements of Cash Flows for the years ended October 31, 2005 and 2006 and the period from
March 1, 2002 (Inception) to October 31, 2006	F-15 - F-16

Notes to the Financial Statements	F-17 - F-32

PART I-FINANCIAL INFORMATION

Item 1. Financial Statements

ADVAXIS, INC.
(A Development Stage Company)
Balance Sheet
(Unaudited)

January 31, 2007
ASSETS
Current Assets:
Cash	$1,977,809
Prepaid expenses	16,718
Total Current Assets	1,994,527

Property and Equipment (net of accumulated depreciation of $30,775)	133,388
Intangible Assets (net of accumulated amortization of $107,796)	959,842
Deferred Financing Costs (net of accumulated amortization of $111,919)	148,081
Other Assets	3,876
Total Assets	$3,239,714
LIABILITIES & SHAREHOLDERS’ DEFICIENCY
Current Liabilities:
Accounts payable	$813,668
Accrued expenses	528,514
Deferred revenue	7,894
Notes payable - current portion	204,977
Total Current Liabilities	1,555,053

Interest payable	159,444
Notes payable - net of current portion	345,125
Convertible Secured Debentures and fair value of embedded derivative	3,880,405
Common Stock Warrants	501,420
Total Liabilities	$6,441,447

Shareholders’ Deficiency:
Common Stock - $0.001 par value; authorized 500,000,000 shares, issued and outstanding 42,331,051	42,330
Additional Paid-In Capital	6,455,140
Deficit accumulated during the development stage	(9,699,203)
Total Shareholders' Deficiency	$(3,201,733)
Total Liabilities & Shareholders’ Deficiency	$3,239,714

The accompanying footnotes are an integral part of these financial statements.

ADVAXIS, INC.
(A Development Stage Company)
Statement of Operations
(Unaudited)

	3 Months Ended January 31,	3 Months Ended January 31,	Period from March 1, 2002 (Inception) to January 31,
	2007	2006	2007
Revenue	$146,307	$329,928	$1,251,542

Research & Development Expenses	494,107	385,107	3,742,155
General & Administrative Expenses	845,072	413,883	5,188,865
Total Operating expenses	1,339,179	798,990	8,931,020

Loss from Operations	(1,192,872)	(469,062)	(7,679,478)

Other Income (expense):
Interest expense	(153,355)	(1,008)	(619,382)
Other Income	26,326	11,931	162,748
Net changes in fair value of common stock warrant liability and embedded derivative liability	1,282,871	—	(1,519,207)
Net loss	(37,030)	(458,139)	(9,655,319)

Dividends attributable to preferred shares	—	—	43,884

Net loss applicable to Common Stock	(37,030)	$(458,139)	$(9,699,203)

Net loss per share, basic and diluted	$(0.00)	$(0.01)

Weighted average number of shares outstanding basic and diluted	41,168,537	37,761,557

The accompanying footnotes are an integral part of these financial statements.

ADVAXIS, INC.
(A Development Stage Company)
Statement of Cash Flows
(Unaudited)

	3 Months ended January 31,	3 Months ended January 31,	Period from March 1,2002 (Inception) to January 31,
	2007	2006	2007
OPERATING ACTIVITIES
Net loss	$(37,030)	$(458,139)	$(9,655,319)
Adjustments to reconcile net loss
to net cash used in operating activities:
Non-cash charges to consultants and employees for options and stock	392,439	165,060	1,103,648
Amortization of deferred financing costs	29,606		111,919
Non-cash interest expense on convertible secured note	82,399		312,616
Accrued interest on notes payable	40,518	1,008	176,760
Loss on change in value of warrants and embedded derivative	(1,282,871)		1,519,207
Value of penalty shares issued	—	—	117,498
Depreciation expense	6,334	4,081	30,775
Amortization expense of intangibles	13,241	10,159	110,967
Decrease (Increase) in prepaid expenses	21,382	—	(16,718)
Decrease (Increase) in other assets	724	—	(3,876)
Increase in accounts payable	3,447	34,683	1,128,874
Decrease in accrued expenses, net of non cash charges	6,047	—	512,325
Increase (Decrease) in Deferred Revenue	(12,456)	—	7,893
Net cash used in operating activities	(736,220)	(243,148)	(4,543,428)
INVESTING ACTIVITIES
Cash paid on acquisition of Great Expectations	—	—	(44,940)
Purchase of property and equipment	(29,400)	(2,102)	(118,583)
Cost of intangible assets	(16,674)	(24,316)	(983,728)
Net cash used in Investing Activities	(46,074)	(26,418)	(1,147,251)
FINANCING ACTIVITIES
Proceeds from convertible secured debenture	—	—	3,000,000
Cash paid for deferred financing costs	—	—	(260,000)
Principal Payments on notes payable	(1,063)	—	(1,063)
Proceeds from notes payable	—	—	671,224
Net proceeds of issuance of Preferred Stock	—	—	235,000
Net proceeds of issuance of Common Stock	—	—	4,023,327
Net cash provided by (used in) Financing Activities	(1,063)	—	7,668,488
Net (Decrease) increase in cash	(783,357)	(269,566)	1,977,809
Cash at beginning of period	2,761,166	2,075,206	—
Cash at end of period	$1,977,809	$1,805,640	$1,977,809

The accompanying footnotes are an integral part of these financial statements.

Supplemental Schedule of Noncash Investing and Financing Activities

	3 Months ended January 31,	3 Months ended January 31,	Period from March 1, 2002 (Inception) to January 31,
	2007	2006	2007
Equipment acquired under capital lease	$45,580	—	$45,580
Common Stock issued to Founders	—	—	$40
Notes payable and accrued interest converted to Preferred Stock	—	—	$15,969
Stock dividend on Preferred Stock	—	—	$43,884
Notes payable and accrued interest converted to Common Stock	$150,000	—	$1,063,158
Intangible assets acquired with notes payable	—	—	$360,000
Debt discount in connection with recording the original value of the embedded derivative liability	—	—	512,865
Allocation of the original secured convertible debentures to warrants	—	—	$214,950

The accompanying footnotes are an integral part of these financial statements.

ADVAXIS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	Business Description

We are a development stage biotechnology company utilizing multiple mechanisms of immunity with the intent to develop cancer vaccines that are more effective and safer than existing vaccines. To that end, we have licensed rights from the University of Pennsylvania (“Penn”) to use a patented system to engineer a live attenuated Listeria monocytogenes bacteria (the “Listeria System”) to secrete a protein sequence containing a tumor-specific antigen. Using the Listeria System, we believe we will force the body’s immune system to process and recognize the antigen as if it were foreign, creating the immune response needed to attack the cancer. Our licensed Listeria System, developed at Penn over the past 10 years, provides a scientific basis for believing that this therapeutic approach induces a significant immune response to a tumor. Accordingly, we believe that the Listeria System is a broadly enabling platform technology that can be applied to many types of cancers. In addition, we believe there may be useful applications in infectious diseases and auto-immune disorders. The therapeutic approach that comprises the Listeria System is based upon the innovative work of Yvonne Paterson, Ph.D., Professor of Microbiology at Penn, involving the creation of genetically engineered Listeria that stimulate the innate immune system and induce an antigen-specific immune response involving humoral and cellular components. On July 1, 2002 (effective date) we entered into an exclusive 20-year license from Penn to exploit the Listeria System, subject to meeting various royalty and other obligations (the “Penn License”).

We are in the development stage and have focused our initial development efforts on six lead compounds. In February 2006 we received governmental approvals in Mexico, Israel and Serbia to commence in those countries a Phase I clinical study of Lovaxin C, a vaccine with a potential for treatment of cervical and neck cancer. We plan to complete this clinical study in the second/third fiscal quarter 2007. The study includes 20 patients with advanced cervical cancer. The sites are located in Serbia, Mexico and Israel, of which 10 patients have completed the trial.

We believe the accompanying unaudited interim financial statements include all adjustments (consisting only of those of a normal recurring nature) necessary for a fair statement of the results of the interim period. These interim Financial Statements should be read in conjunction with the Company’s Financial Statements and Notes for the fiscal year ended October 31, 2006 filed on Form 10-KSB. Results of operations for the interim periods presented are not necessarily indicative of results to be expected for the year.

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Since our inception, the Company has reported accumulated net losses of approximately $9,699,203 and recurring negative cash flows from operations. In order to maintain sufficient cash and investments to fund future operations, we are seeking to raise additional capital in fiscal year 2007 through various financing alternatives. We believe that the offering proceeds, if successfully consummated, plus our cash of approximately $1,978,000 as of January 31, 2007 will be sufficient to sustain our plan of operations for the next twelve months. However, the Company cannot provide assurances that our plans will not change, or that changed circumstances will not result in the depletion of capital resources more rapidly than anticipated. If we are unable to generate sufficient cash flows from sufficient capital, management believes that planned expenditures could be curtailed in order to continue operations for the next twelve months.

Since inception through January 31, 2007, all of the Company’s revenue has been from grants. For the three month period ended January 31, 2007, all of the revenue was received from three National Institute of Health (“NIH”) grants and a grant from the New Jersey Commission on Science and Technology.

Intangible assets consist primarily of the Penn license agreement ($660,000), as well as legal and filing costs associated with obtaining trademarks, patents and licenses. Capitalized license costs primarily represent the value assigned to the Company’s 20-year exclusive worldwide license with the Penn. The value of the license is based on management’s assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future uses. This license includes the exclusive right to exploit 11 issued and 15 pending patents. As of January 31, 2007, all capitalized costs associated with patents filed and granted as well as and costs associated with patents pending are included in intangible assets on the balance sheet. The expirations of the existing patents range from 2014 to 2020. Capitalized costs associated with patent applications that are abandoned are charged to expense when the determination is made not to pursue the application. There have been no patent applications abandoned and charged to expense in the current year. Amortization expense for licensed technology and capitalized patent cost is included in general and administrative costs. All intangible assets are amortized over 20 years.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition exceeds its carrying amount. The amount of impairment loss, if any, is measured as the difference between the net book value of the asset and its estimated fair value.

Basic loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the periods. Diluted earnings per share gives effect to dilutive options, warrants, convertible debt and other potential common stock outstanding during the period. The impact of the potential common stock resulting from warrants, outstanding stock options and convertible debt are not included in the computation of diluted loss per share, as the effect would be anti-dilutive. The table sets forth the number of potential shares of common stock that have been excluded from diluted net loss per share.

January 31, 2007
Warrants	25,009,220
Stock Options	8,126,123
Convertible Debt (1)	17,317,487
Total All	50,452,830

(1)	Conversion of the outstanding principal of $2,550,000 converted at 95% of the January 31, 2007 closing price of $0.155 per share or $0.147 per share.

Certain 2006 amounts have been reclassified, where appropriate, to conform to the financial statement presentation used in 2007.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, and interpretation of FASB Statement No. 109 (“FIN48”), which provides criteria for the recognition, measurement, presentation and disclosure of an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We do not expect that FIN 48 will have a material effect on our financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. The adoption of SAB 108 is not expected to have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not evaluated the effect that the adoption of this Statement will have on its financial statements at this time.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of fiscal years that begin after November 15, 2007. The Company has not evaluated the effect that the adoption of this Statement will have on its financial statements at this time.

2.	Secured Convertible Debenture:

Pursuant to a Securities Purchase Agreement dated February 2, 2006 ($1,500,000 principal amount) and March 8, 2006 ($1,500,000 principal amount) we issued to Cornell Capital Partners, LP (“Cornell”) $3,000,000 principal amount of the Company’s Secured Convertible Debentures due February 1, 2009 (the “Debentures”) at face amount, and five year Warrants to purchase 4,200,000 shares of Common Stock at the price of $0.287 per share and five year B Warrants to purchase 300,000 shares of Common Stock at a price of $0.3444 per share.

The Debentures are convertible at a price equal to the lesser of (i) $0.287 per share (“Fixed Conversion Price”), or (ii) 95% of the lowest volume weighted average price of the Common Stock on the market on which the shares are listed or traded during the 30 trading days immediately preceding the date of conversion (“Market Conversion Price”). Interest is payable at maturity at the rate of 6% per annum in cash or shares of Common Stock valued at the conversion price then in effect.

Cornell has agreed that (i) it will not convert the Debenture or exercise the Warrants if after such conversion or exercise, its and its affiliates’ holdings will be more than 4.9% of the outstanding shares of Common Stock, (ii) neither it nor its affiliates will maintain a short position or effect short sales of the Common Stock while the Debentures are outstanding, and (iii) no more than $300,000 principal amount of the Debenture may be converted at the Market Conversion Price during a calendar month.

The Company may call the Debentures for redemption at the Redemption Price at any time or from time to time but not more than $500,000 principal amount may be called during any 30 consecutive day period. The Redemption Price will be 120% of the principal redeemed plus accrued interest. The Company has also granted the holder an 18-month right of first refusal assuming the Debentures are still outstanding with respect to the Company’s issuance or sale of shares of capital stock, options, warrants or other convertible securities. Pursuant to the Registration Rights Agreement, the Company has registered at its expense under the Securities Act of 1933, as amended (the “Act”) for reoffering by the holders of the Debentures and of the Warrants and B Warrants shares of Common Stock received upon conversion or exercise.

The Company has granted the holders a first security interest on its assets as security for payment of the Company’s obligations.

The Company has also agreed that as long as there is outstanding at least $500,000 principal amount of Debentures it would not, without the consent of the Debenture holder, issue or sell any securities at a price or warrants, options or convertible securities with an exercise or conversion price less than the bid price, as defined, immediately prior to the issuance; grant a further security interest in its assets or file a registration statement on Form S-8.

In the event of a Debenture default the Debenture shall, at the holder’s election, become immediately due and payable in cash or, at the holder’s option, may be converted into shares of Common Stock. Events of default include failure to pay principal when due or interest within five days following due date; failure to cure breaches or defaults of covenants, agreements or warrants within 10 days following written notice of such breach or default; the entry into a change of control transaction meaning (A) the acquisition of effective control of more than 50% of the outstanding voting securities by an individual or group (not including the holder or its affiliates), or (B) the replacement of more than one-half of the Directors not approved by a majority of the Company’s directors as of February 2, 2006 or by directors appointed by such directors or (C) the Company entering into an agreement to effect any of the foregoing; bankruptcy or insolvency acts; breach or default which results in acceleration of the maturity of other debentures, mortgages or credit facilities, indebtedness or factor agreements involving outstanding principal of at least $100,000; breach of the Registration Rights Agreement as to the maintaining effectiveness of the registration statement which results in an inability to sell shares by holder for a designated period; failure to maintain the eligibility of the Common Stock to trade on at least the Over-the-Counter Bulletin Board, and failure to make delivery within five trading days of certificates for shares to be issued upon conversion or the date the Company publicly announces its intention not to comply with requests for conversion in accordance with the Debenture terms.

The Company paid Yorkville Advisor, LLC a fee of 8% of the principal amount of the Debentures sold or $240,000 and structuring and due diligence fees of $15,000 and $5,000, respectively. The amount paid to Yorkville Advisor, LLC in connection with the Debentures was capitalized and charged to interest expense over the three-year term of the Debentures since Yorkville is related to the holders of the Debentures by virtue of common ownership. The amount charged as interest for the three months ended January 31, 2007 was $29,606 and since inception was $111,919. The net proceeds after deducting legal and accounting fees and other expenses, has been or will be used for working capital including Phase I and initiation of Phase II testing of its Lovaxin C, its first Listeria cancer immunotherapy in cervical cancer patients, and acceleration of preclinical testing for several pipeline vaccines including Lovaxin B and Lovaxin P for breast and prostate cancer, respectively.

In accounting for the Debentures and the warrants described above the Company considered the guidance contained in EITF 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company's Own Common Stock," and SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” In accordance with the guidance provided in EITF 00-19, the Company determined that the conversion feature of the convertible debentures represents an embedded derivative since the debenture is convertible into a variable number of shares based upon the conversion formula which could require the Company to issue shares in excess of its authorized amount. The convertible debentures are not considered to be “conventional” convertible debt under EITF 00-19 and the embedded conversion feature was bifurcated from the debt host and accounted for as a derivative liability.

Convertible Secured Debentures due February 1, 2009: 6% per annum	$3,000,000
Common Stock Warrant liability	$(214,950)
Embedded derivative liability	$(512,865)
Convertible Debenture as the date of sale	$2,272,185
Amortization of discount on warrants & embedded feature as of January 31, 2007	$312,618
Conversion of Cornell Capital Partners LP	$(450,000)
Convertible Secured Debenture Liability as of January 31, 2007	$2,134,803
Embedded Derivative Liability	1,745,602
Convertible Secured Debentures and Fair Value of Embedded Derivative Liability	$3,880,405

  On the following dates Cornell Capital Partners LP converted the following dollars of convertible notes into shares of the Company’s common stock since October 31, 2006:

Date of Conversion	Amount of Conversion	Number of Shares	Conversion Share Price
November 7, 2006	$25,000	177,305	$.1410
November 17, 2006	$25,000	169,377	$.1476
December 1, 2006	$25,000	160,979	$.1553
December 18, 2006	$50,000	367,377	$.1361
January 19, 2007	$25,000	183,688	$.1361
Total	$150,000	1,058,726

On the following dates Cornell converted the following dollars of convertible notes into shares of the Company’s common stock from February 1, 2007 until March 5, 2007:

Date of Conversion	Amount of Conversion	Number of Shares	Conversion Share Price
February 1, 2007	$25,000	166,445.1502
March 5, 2007	$50,000	343,407.1456
Inception to date	$525,000	3,335,480

The Company will continue to measure the fair value of the warrants and embedded conversion features at each reporting date using the Black-Scholes-Merton valuation model based on the current assumptions at that point in time. This calculation has resulted in a fair market value significantly different than the previous reporting period. The increase or decrease in the fair market value of the warrants and embedded conversion feature at each period results in a non-cash income or expense which is recorded in other income (expense) in the Statement of Operations along with corresponding changes in fair value of the liability.

The Company is required to measure the fair value of the warrants calculated using the Black-Scholes-Merton valuation model on the date of each reporting period until the debt is extinguished. On January 31, 2007 the fair value of the warrants was calculated by using the Black-Scholes-Merton valuation model with the following assumptions: (i) 4,200,000 warrants at market price of common stock on the date of sale of $0.155 per share, exercise price of $0.287 and (ii) 300,000 warrants at the market price of common stock of $0.155 per share, exercise price of $0.3444 both at risk-free interest rate of 4.83%, expected volatility of 120% and expected life of 4 years. The fair value of the warrants as of January 31, 2007 was $501,420, or a decrease of $213,180 over the $714,600 recorded on October 31, 2006. This decrease in the fair value of the warrants was charged to the Statement of Operations as income to Net Change in Fair Value of Common Stock Warrant and Embedded Derivative Liability and debited to the Balance Sheet: Common Stock Warrants Liabilities.

Similarly the Company is also required to measure the fair value of the embedded conversion feature allocated to the Debentures liability was based on the Black-Scholes-Merton valuation model on the date of each reporting period. On January 31, 2007 the fair value of this feature was based on the following assumptions: (i) the Market Conversion Price equal to 95% of the lowest volume weighted average price of the Common Stock on the market on which the shares are listed or traded during the 30 trading days immediately preceding the date of conversion or $0.1473 on January 31, 2007, (ii) the January 31, 2007 market price of $0.155, (iii) the risk free interest rate of 4.97%, (iv) expected volatility of 120.19% and (v) expected life of 2 years. The fair value of the embedded conversion feature on January 31, 2007 was $1,745,602, or a decrease of $1,069,691 from the $2,815,293 recorded on October 31, 2006. This decrease in the fair value of the embedded conversion feature was charged to the Statements of Operations as income to the Net Change in Fair Value of Common Stock Warrant and Embedded Derivative Liability and recorded in the Balance Sheet as a debit to the Embedded Derivative Liability.

Upon full payment of the Debentures (through repayment or conversion to equity) the fair value of the warrants on that date will be reclassified to equity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Advaxis, Inc.

We have audited the accompanying balance sheet of Advaxis, Inc. (a development stage company) as of October 31, 2006, the related statements of operations, shareholders' equity (deficiency), and cash flows for the years ended October 31, 2006, and 2005 and the period from March 1, 2002 (inception) to October 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advaxis, Inc. as of October 31, 2006 the results of its operations and its cash flows for the years ended October 31, 2006 and 2005 and the period from March 1, 2002 (inception) to October 31, 2006 in conformity with United States generally accepted accounting principles.

As discussed in Note 2, the Company changed its method of accounting for stock based compensation, effective November 1, 2005.

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

December 11, 2006

ADVAXIS, INC.
(A Development Stage Company)
Balance Sheet

October 31, 2006
ASSETS
Current Assets:
Cash	$2,761,166
Prepaid expenses	38,100
Total Current Assets	2,799,266

Property and Equipment (net of accumulated depreciation of $24,441)	64,742
Intangible Assets (net of accumulated amortization of $94,555)	956,409
Deferred Financing Costs (net of accumulated amortization of $82,313)	177,687
Other Assets	4,600

TOTAL ASSETS	$4,002,704

LIABILITIES & SHAREHOLDERS’ DEFICIENCY
Current Liabilities:
Accounts payable	$810,221
Accrued expenses	522,467
Deferred revenue	20,350
Notes payable - current portion	191,577
Total Current Liabilities	1,544,615

Interest payable	119,934
Notes payable - net of current portion	313,000
Convertible Secured Debentures and fair value of embedded derivative	5,017,696
Common Stock Warrants	714,600
Total Liabilities	$7,709,845

Shareholders’ Deficiency:
Common Stock - $0.001 par value; authorized 500,000,000 shares, issued and outstanding 40,238,992	40,239
Additional Paid-In Capital	5,914,793
Deficit accumulated during the development stage	(9,662,173)
Total Shareholders' Deficiency	(3,707,141)
TOTAL LIABILITIES & SHAREHOLDERS’ DEFICIENCY	$4,002,704

The accompanying notes and the report of independent registered public accounting firm should be read in conjunction with the financial statements.

ADVAXIS, INC.
(A Developmental Stage Company)
Statement of Operations

	Year Ended October 31,	Year Ended October 31,	Period from March 1, 2002 (Inception) to October 31,
	2005	2006	2006
Revenue	$552,868	$431,961	$1,105,235
Research & Development Expenses	1,175,536	1,404,164	3,248,048
General & Administrative Expenses	1,219,792	2,077,062	4,343,793
Total Operating expenses	2,395,328	3,481,226	7,591,841
Loss from Operations	(1,842,460)	(3,049,265)	(6,486,606)
Other Income (expense):
Interest expense	(7,307)	(437,299)	(466,027)
Other Income	43,978	90,899	136,422
Net changes in fair value of common stock warrant liability and embedded derivative liability	-	(2,802,078)	(2,802,078)
Net loss	(1,805,789)	(6,197,744)	(9,618,289)
Dividends attributable to preferred shares			43,884
Net loss applicable to Common Stock	$(1,805,789)	$(6,197,744)	$(9,662,173)
Net loss per share, basic and diluted	$(0.05)	$(0.16)
Weighted average number of shares outstanding basic and diluted	35,783,666	38,646,769

The accompanying notes and the report of independent registered public accounting firm should be read in conjunction with the financial statements.

ADVAXIS, INC.
(a development stage company)
STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
Period from March 1, 2002 (inception) to October 31, 2006

	Preferred Stock		Common Stock
	Number of Shares Outstanding	Amount	Number of shares outstanding	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Shareholders' Equity (Deficiency)
Preferred stock issued	3,418	$235,000					$235,000
Common Stock Issued			40,000	$40	$(40)
Options granted to consultants and professionals					10,493		10,493
Net Loss						(166,936)	(166,936)
Retroactive restatement to reflect re-capitalization on November 12, 2004	(3,481)	(235,000)	15,557,723	15,558	219,442
Balance at December 31, 2002			15,597,723	$15,598	$229,895	$(166,936)	$78,557

Note payable converted into preferred stock	232	15,969					15,969
Options granted to consultants and professionals					8,484		8,484
Net loss						(909,745)	(909,745)
Retroactive restatement to reflect re-capitalization on November 12, 2004	(232)	(15,969)			15,969
Balance at December 31, 2003			15,597,723	$15,598	$254,348	$(1,076,681)	$(806,735)
Stock dividend on preferred stock	638	43,884				(43,884)
Net loss						(538,076)	(538,076)
Options granted to consultants and professionals					5,315		5,315
Retroactive restatement to reflect re-capitalization on November 12, 2004	(638)	(43,884)			43,884
Balance at October 31, 2004			15,597,723	$15,598	$303,547	$(1,658,641)	$(1,339,496)
Common Stock issued to Placement Agent on re-capitalization			752,600	753	(753)
Effect of re-capitalization			752,600	753	(753)
Options granted to consultants and professionals					64,924		64,924
Conversion of Note payable to Common Stock			2,136,441	2,136	611,022		613,158
Issuance of Common Stock for cash, net of shares to Placement Agent			17,450,693	17,451	4,335,549		4,353,000
Issuance of common stock to consultants			586,970	587	166,190		166,777
Issuance of common stock in connection with the registration statement			409,401	408	117,090		117,498
Issuance costs					(329,673)		(329,673)
Net loss						(1,805,789)	(1,805,789)
Restatement to reflect re- capitalization on November 12, 2004 including cash paid of $44,940					(88,824)		(88,824)
Balance at October 31, 2005			37,686,428	$37,686	$5,178,319	$(3,464,430)	$1,751,575
Options granted to consultants and professionals					172,831		172,831

Options granted to employees and directors					71,667		71,667
Conversion of debenture to Common Stock			1,766,902	1,767	298,233		300,000
Issuance of Common Stock to employees and directors			229,422	229	54,629		54,858
Issuance of common stock to consultants			556,240	557	139,114		139,674
Net loss						(6,197,744)	(6,197,744)
Balance at October 31, 2006			40,238,992	$40,239	$5,914,793	$(9,662,173)	$(3,707,141)
.
The accompanying notes and the report of independent registered public accounting firm should be read in conjunction with the financial statements.

ADVAXIS, INC.
(A Development Stage Company)
Statement of Cash Flows

			Period from
			March 1
			2002
	Year ended	Year ended	(Inception) to
	October 31,	October 31,	October 31,
	2005	2006	2006
OPERATING ACTIVITIES
Net loss	$(1,805,789)	$(6,197,744)	$(9,618,289)
Adjustments to reconcile net loss
to net cash used in operating activities:
Non-cash charges to consultants and employees for options and stock	231,701	439,027	711,210
Amortization of deferred financing costs		82,313	82,313
Non-cash interest expense		230,218	230,218
Accrued interest on notes payable	12,308	123,934	136,242
Loss on change in value of warrants and embedded derivative		2,802,078	2,802,078
Value of penalty shares issued	117,498		117,498
Depreciation expense	7,432	17,009	24,441
Amortization expense of intangibles	33,669	45,068	97,726
Increase in prepaid expenses		(38,100)	(38,100)
Increase in other assets	(4,600)		(4,600)
Increase (decrease) in accounts payable	(132,149)	158,335	1,125,427
Increase in accrued expenses	-	522,467	506,278
Deferred Revenue	-	20,350	20,350
Net cash used in operating activities	(1,539,930)	(1,795,045)	(3,807,208)
INVESTING ACTIVITIES
Cash paid on acquisition of Great Expectations	(44,940)		(44,940)
Purchase of property and equipment	(80,577)	(8,606)	(89,183)
Cost of intangible assets	(314,953)	(250,389)	(967,054)
Net cash used in Investing Activities	(440,470)	(258,995)	(1,101,177)
FINANCING ACTIVITIES
Proceeds from convertible secured debenture		3,000,000	3,000,000
Cash paid for deferred financing costs		(260,000)	(260,000)
Proceeds from notes payable			671,224
Net proceeds of issuance of Preferred Stock	0		235,000
Net proceeds of issuance of Common Stock	4,023,327		4,023,327
Net cash provided by Financing Activities	4,023,327	2,740,000	7,669,551
Net increase in cash	2,042,927	685,960	2,761,166
Cash at beginning of period	32,279	2,075,206
Cash at end of period	$2,075,206	$2,761,166	$2,761,166

The accompanying notes and the report of independent registered public accounting firm should be read in conjunction with the financial statements.

Supplemental Schedule of Noncash Investing and Financing Activities

			Period from
	Year ended	Year ended	March 1, 2002
	October 31,	October 31,	(Inception) to
	2005	2006	October 31, 2006
Common Stock issued to Founders			$40
Notes payable and accrued interest converted to Preferred Stock			$15,969
Stock dividend on Preferred Stock			43,884
Notes payable and accrued interest converted to Common Stock	$613,158	$300,000	$913,158
Intangible assets acquired with notes payable			$360,000
Debt discount in connection with recording the original value of the embedded derivative liability	$	$512,865	$512,865
Allocation of the original secured convertible debentures to warrants	$	$214,950	$214,950

The accompanying notes and the report of independent registered public accounting firm should be read in conjunction with the financial statements.

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advaxis, Inc. (the "Company") was incorporated in 2002 and is a biotechnology company researching and developing new cancer-fighting techniques. The Company is in the development stage and its operations are subject to all of the risks inherent in an emerging business enterprise.

As shown in the financial statements, the Company has incurred losses from operations. These losses are expected to continue for an extended period of time. Although we believe that the net proceeds received by us from the Private Placement and the private offerings will be sufficient to finance our currently planned operations for approximately the next 12 months, they will not be sufficient to meet our longer-term cash requirements or our cash requirements for the commercialization of any of our existing or future product candidates. We will be required to issue equity or debt securities or to enter into other financial arrangements, including relationships with corporate and other partners, in order to raise additional capital. Depending upon market conditions, we may not be successful in raising sufficient additional capital for our long-term requirements. In such event, our business, prospects, financial condition and results of operations could be materially adversely affected.

In accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, revenue from license fees and grants is recognized when the following criteria are met; persuasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured. In licensing arrangements, delivery does not occur for revenue recognition purposes until the license term begins. Nonrefundable upfront fees received in exchange for products delivered or services performed that do not represent the culmination of a separate earnings process will be deferred and recognized over the term of the agreement using the straight line method or another method if it better represents the timing and pattern of performance. Since its inception and through October 31, 2006, all of the Company’s revenues have been from grants. For the year ended October 31, 2006 100% of the Company’s revenues were received from four grants. For the twelve month period ended October 31, 2005, all of the Company’s revenue was received from two grants.

For revenue contracts that contain multiple elements, the Company will determine whether the contract includes multiple units of accounting in accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables. Under that guidance, revenue arrangements with multiple deliverables are divided into separate units of accounting if the delivered item has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered item.

The Company maintains its cash in bank deposit accounts (money market) that exceed federally insured limits.

Intangible assets, which consist primarily of legal costs in obtaining trademarks, patents and licenses and are being amortized on a straight-line basis over 20 years.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition exceeds its carrying amount. The amount of impairment loss, if any, is measured as the difference between the net book value of the asset and its estimated fair value.

Basic loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the periods. Diluted earnings per share gives effect to dilutive options, warrants, convertible debt and other potential common stock outstanding during the period. Therefore, the impact of the potential common stock resulting from warrants, outstanding stock options and convertible debt are not included in the computation of diluted loss per share, as the effect would be anti-dilutive. The table sets forth the number of potential shares of common stock that have been excluded from diluted net loss per share

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

October 31, 2006
Warrants	25,009,220
Stock Options	6,959,077
Convertible Debt (1)	14,210,526
Total All	46,178,823

(1)	Conversion of the outstanding principal of $2,700,000 converted at 95% of the October 31, 2006 closing price of $0.20 per share, or $0.19 per share.

No deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

The estimated fair value of the notes payable approximates the principal amount based on the rates available to the Company for similar debt.

Accounts payable consists entirely of trade accounts payable.

Research and development costs are charged to expense as incurred.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, and interpretation of FASB Statement No. 109 (“FIN48”), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We do not expect that FIN 48 will have a material effect on our financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

2.  SHARE-BASED COMPENSATION EXPENSE

Effective November 1, 2005, the Company adopted the fair value based method of accounting for share-based employee compensation under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Accounting for Stock-Based Payment (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors for employee stock options based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under the Accounting Principles Board Option No. 25, Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. The adoption of SFAS 123R resulted in a charge to operations of $71,667 for the year ended October 31, 2006.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of November 1, 2005, the first day of the Company’s fiscal year 2006. The Company’s Financial Statements for the twelve months ended October 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s Financial Statements for prior periods have not been restated to reflect, and do not include the impact of SFAS 123(R). Stock-based compensation expense for fiscal year ended October 31, 2006 was $71,667 that consists of stock-based compensation expense related to employee and director stock options. Stock-based compensation expense was not reflected for the twelve months ended October 31, 2005 for employee stock based awards in which goods or services were the consideration received for the equity instrument issued based on the fair value of the equity instrument in accordance with the previous accounting standard.

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

The Company began recognizing expense, in an amount equal to the fair value of share-based payments (stock option awards) on their date of grant, over the request service period of the awards (usually the vesting period). Under the modified prospective method, compensation expense for the Company is recognized for all share based payments granted and vested on or after November 1, 2005 and all awards granted to employees prior to November 1, 2005 that were unvested on that date but vested in the period over the requisite service periods in the Company’s Statement of Operations. Prior to the adoption of the fair value method, the Company accounted for stock-based compensation to employees under the intrinsic value method of accounting set forth in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Therefore, compensation expense related to employee stock options was not reflected in operating expenses in any period prior to the fiscal year of 2006 and prior period results have not been restated. In the twelve months ended and date of inception to October 31, 2005 had the Company adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS No. 123, Stock Option Expense would have totaled $200,942 for the year ended October 31, 2005 and $328,176 for the period March 1, 2002 (date of inception) to October 31, 2005, and the effect on the Company’s net loss and net loss per share would have been as follows:

	Year ended October 31, 2005	March 1, 2002 (date of inception) to October 31, 2006

Net Loss as reported	$(1,805,789)	$(9,618,289)
Add: Stock based option expense included in recorded net loss	64,924	89,217
Deduct stock option compensation expense determined under fair value based method	(200,942)	(328,176)
Adjusted Net Loss	$(1,941,807)	$(9,379,330)
Basic and Diluted Net Loss per share as reported	$(0.05)
Basic and Diluted Net Loss per share pro forma	$(0.05)

The fair value of each option granted from the Company’s stock option plans during the years ended October 31, 2005 and 2006 was estimated on the date of grant using the Black-Scholes option-pricing model. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of the Company’s Common Stock price, (ii) the periods of time over which employees and Board Directors are expected to hold their options prior to exercise (expected lives), (iii) expected dividend yield on the Company’s Common Stock, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options’ expected lives. Expected volatility for a development stage biotechnology company is very difficult to estimate as such; the Company considered several factors in computing volatility. The Company used their own historical volatility as well as those of comparable companies in determining the volatility to be used. Various factors and events may have a significant impact on the market price of our common stock as such factors out of management control may lead to swings in the estimated volatility and fair value. Expected lives are based contractual terms given the early stage of the business, lack of intrinsic value and significant future dilution along typical of early stage biotech. The expected dividend yield is zero as the Company has never paid dividends and does not currently anticipate paying any in the foreseeable future.

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

	Year Ended	Year Ended
	October 31, 2005	October 31, 2006
Expected volatility	30%	127.37%
Expected Life	10 years	7.7 years
Dividend yield	0	0
Risk-free interest rate	4.5%-5.25%	4.6%

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that vested during the period. Stock-based compensation expense for the twelve months ended October 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of October 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to October 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Compensation expense for all share-based payment awards to be recognized using the straight line method over the requisite service period. As stock-based compensation expense for the twelve months of 2006 is based on awards granted and vested, it has been reduced for estimated forfeitures (4.4%). SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

The Company accounts for nonemployee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the equity instruments in accordance with the guidance provided in the consensus opinion of the Emerging Issues Task Force ("EITF") Issue 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction With Selling Goods or Services.

3. INTANGIBLE ASSETS:

Intangible assets consist of trademarks, patents, and licenses which are amortized on a straight-line basis over their remaining useful lives, which are estimated to be twenty years Capitalized license costs represent the value assigned to the Company’s 20 year exclusive worldwide license with the University of Pennsylvania. The value of the license is based on management’s assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future uses. This license includes the exclusive right to exploit 11 issued and 15 pending patents. As of October 31, 2006, capitalized costs associated with patents filed and granted are estimated to be $481,000 and the estimated costs associated with patents pending are estimated to be $495,000. The expirations of the existing patents range from 2014 to 2020. Capitalized costs associated with patent applications that are abandoned are charged to expense when the determination is made not to pursue the application. Amortization expense for licensed technology and capitalized patent cost is included in general and administrative cost. There have been no patent applications abandoned and charged to expense in the current or prior year that were material in value.

Intangible assets consist of the following at October 31, 2006.

Trademarks	$74,948
Patents	490,893
License	485,123
Less: Accumulated Amortization	(94,555)

$956,409

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

As of October 31, 2006, the estimated annual amortization expense for patents, licenses and trademarks for each of the succeeding five years total $262,740 as follows:

Year ending October 31,
2007	$52,548
2008	52,548
2009	52,548
2010	52,548
2011	52,548

Amortization expense of intangibles amounted to $45,068 and $33,669 for the years ended October 31, 2006 and 2005, respectively.

4. ACCRUED EXPENSES:

  The following table represents the major components of accrued expenses:

Salaries and other compensation	$275,478
Consulting	185,683
Other (less than 5%)	61,306
$522,467

5. NOTES PAYABLE:

Notes payable consist of the following at October 31, 2006:

Two notes payable with interest at 8% per annum, due on December 17, 2008. The lender has served notice demanding payment pursuant to the November 2004 recapitalization and financing agreement	$61,577
Note payable with no interest payable at the time of the closing of the Company's contemplated $5,000,000 equity financing	75,000
Note payable with no interest payable at the time of the closing of the Company's contemplated $5,000,000 equity financing	8,000
Note payable with no interest payable at December 15, 2006, or at the time of the closing of the Company's contemplated $5,000,000 equity financing	130,000
Note payable with no interest payable at December 15, 2007 or at the time of the closing of the Company's contemplated $8,000,000 equity financing	230,000
Total	504,577
Less current portion	191,577
$313,000

Aggregate maturities of notes payable at October 31, 2006 are as follows:
Year ending October 31,
2007	191,577
2008	313,000

Total	$504,577

Secured Convertible Debenture:

Pursuant to a Securities Purchase Agreement dated February 2, 2006 ($1,500,000 principal amount) and March 8, 2006 ($1,500,000 principal amount) we issued to Cornell Capital Partners, LP (“Cornell”) $3,000,000 principal amount of the Company’s Secured Convertible Debentures due February 1, 2009 (the “Debentures”) at face amount, and five year Warrants to purchase 4,200,000 shares of Common Stock at the price of $0.287 per share and five year B Warrants to purchase 300,000 shares of Common Stock at a price of $0.3444 per share.

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

The Debentures are convertible at a price equal to the lesser of (i) $0.287 per share (“Fixed Conversion Price”), or (ii) 95% of the lowest volume weighted average price of the Common Stock on the market on which the shares are listed or traded during the 30 trading days immediately preceding the date of conversion (“Market Conversion Price”). Interest is payable at maturity at the rate of 6% per annum in cash or shares of Common Stock valued at the conversion price then in effect.

Cornell has agreed that (i) it will not convert the Debenture or exercise the Warrants if the effect of such conversion or exercise would result in its and its affiliates’ holdings of more than 4.9% of the outstanding shares of Common Stock, (ii) neither it nor its affiliates will maintain a short position or effect short sales of the Common Stock while the Debentures are outstanding, and (iii) no more than $300,000 principal amount of the Debenture may be converted at the Market Conversion Price during a calendar month.

The Company may call the Debentures for redemption at the Redemption Price at any time or from time to time but not more than $500,000 principal amount may be called during any 30 consecutive day period. The Redemption Price will be 120% of the principal redeemed plus accrued interest. The Company has also granted the holder an 18-month right of first refusal assuming the Debentures are still outstanding with respect to the Company’s issuance or sale of shares of capital stock, options, warrants or other convertible securities. Pursuant to a Registration Rights Agreement, the Company has registered at its expense under the Securities Act of 1933, as amended (the “Act”) for reoffering by the holders of the Debentures and of the Warrants and B Warrants shares of Common Stock received upon conversion or exercise.

The Company has granted the holders a first security interest on its assets as security for payment of the Company’s obligations.

The Company has also agreed that as long as there is outstanding at least $500,000 principal amount of Debentures it would not, without the consent of the Debenture holder, issue or sell any securities at a price or warrants, options or convertible securities with an exercise or conversion price less than the bid price, as defined, immediately prior to the issuance; grant a further security interest in its assets or file a registration statement on Form S-8.

In the event of a Debenture default the Debenture shall, at the holder’s election, become immediately due and payable in cash or, at the holder’s option, may be converted into shares of Common Stock. Events of default include failure to pay principal when due or interest within five days following due date; failure to cure breaches or defaults of covenants, agreements or warrants within 10 days following written notice of such breach or default; the entry into a change of control transaction meaning (A) the acquisition of effective control of more than 50% of the outstanding voting securities by an individual or group (not including the holder or its affiliates), or (B) the replacement of more than one-half of the Directors not approved by a majority of the Company’s directors as of February 2, 2006 or by directors appointed by such directors or (C) the Company entering into an agreement to effect any of the foregoing; bankruptcy or insolvency acts; breach or default which results in acceleration of the maturity of other debentures, mortgages or credit facilities, indebtedness or factor agreements involving outstanding principal of at least $100,000; breach of the Registration Rights Agreement as to the maintaining effectiveness of the registration statement which results in an inability to sell shares by holder for a designated period; failure to maintain the eligibility of the Common Stock to trade on at least the Over-the-Counter Bulletin Board, and failure to make delivery within five trading days of certificates for shares to be issued upon conversion or the date the Company publicly announces its intention not to comply with requests for conversion in accordance with the Debenture terms.

The Company paid Yorkville Advisor, LLC a fee of 8% of the principal amount of the Debentures sold or $240,000 and structuring and due diligence fees of $15,000 and $5,000, respectively. The amount paid to Yorkville Advisor, LLC in connection with the Debentures was capitalized and charged to interest expense over the three-year term of the Debentures since Yorkville is related to the holders of the Debentures by virtue of common ownership. The amount charged as interest since inception to October 31, 2006 was $82,313. The net proceeds after deducting legal and accounting fees and other expenses, will be used for working capital including Phase I and initiation of Phase II testing of its Lovaxin C, its first Listeria cancer immunotherapy in cervical cancer patients, and acceleration of preclinical testing for several pipeline vaccines including Lovaxin B and Lovaxin S for breast and ovarian cancer, respectively.

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

In accounting for the Debentures and the warrants described above the Company considered the guidance contained in EITF 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company's Own Common Stock," and SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” In accordance with the guidance provided in EITF 00-19, the Company determined that the conversion feature of the convertible debentures represents an embedded derivative since the debenture is convertible into a variable number of shares based upon the conversion formula which could require the Company to issue shares in excess of its authorized amount. The convertible debentures are not considered to be “conventional” convertible debt under EITF 00-19 and thus the embedded conversion feature must be bifurcated from the debt host and accounted for as a derivative liability.

The Company is required to measure the fair value of the warrants and the embedded conversion feature to be calculated using the Black-Scholes valuation model on the date of each reporting period until the debt is extinguished. The Company allocated the proceeds from the sale of the Debentures between the relative fair values at the date of origination of the sale for the warrants, embedded derivative and the debenture. The fair value of the warrants was calculated by using the Black-Scholes valuation model with the following assumptions: (i) 4,200,000 warrants at market price of common stock on the date of sale of $0.21 per share, exercise price of $0.287 and (ii) 300,000 warrants at the market price of common stock of $0.21 per share, exercise price of $0.3444, both at risk-free interest rate of 4.5%, expected volatility of 25% and expected life of five years. The fair value of the warrants of $214,950 was recorded as a reduction to the Debenture liability and will be amortized over the loan period and charged to interest expense. The portion of the fair value of the warrants charged to interest expense since inception to October 31, 2006 was $53,738.

The fair value of the embedded conversion feature allocated to the Debentures liability was based on the Black-Scholes valuation model with the following assumptions: (i) the market price convertible at the price equal to 95% of the lowest volume weighted average price of the Common Stock on the market on which the shares are listed or traded during the 30 trading days immediately preceding the date of conversion, or $0.2293 on the date of origination (most beneficial conversion rate), (ii) the conversion price of $0.287, (iii) the risk free interest rate of 4.5%, (iv) expected volatility of 30% and (v) expected life of three years. The fair value of the embedded conversion feature of $512,865 was recorded as a reduction to the Debenture liability and will be amortized over the loan period and charged to interest expense. The portion of the fair value of the embedded conversion feature charged to interest expense for the twelve months ended October 31, 2006 was $176,481.

Convertible Secured Debentures due February 1, 2009: 6% per annum	$3,000,000
Common Stock Warrant liability	$(214,950)
Embedded derivative liability	$(512,865)
Convertible Debenture as the date of sale	$2,272,185
Amortization of discount on warrants & embedded feature as of October 31, 2006	$230,218
Conversion by Cornell Capital Partners LP	$(300,000)
Convertible Secured Debenture Liability as of October 31, 2006	$2,202,403
Embedded Derivative Liability	2,815,293
Convertible Secured Debentures and Fair Value of Embedded Derivative Liability	$5,017,696

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

On the following dates Cornell converted the following dollars of convertible notes into shares of the Company’s common stock from inception to October 31, 2006:

Date of Conversion	Amount of Conversion	Number of Shares	Conversion Share Price
April 20, 2006	$50,000	212,947.2348
May 9, 2006	$50,000	212,947.2348
July 6, 2006	$25,000	112,918.2214
July 19, 2006	$25,000	139,198.1796
August 2, 2006	$25,000	160,051.1562
August 10, 2006	$25,000	183,959.1359
September 14, 2006	$25,000	186,567.1340
September 26, 2006	$25,000	186,567.1340
October 9, 2006	$25,000	185,874.1345
October 20, 2006	$25,000	185,874.1345
Total	$300,000	1,766,902

On the following dates Cornell Capital Partners LP converted the following dollars of convertible notes into shares of the Company’s common stock since October 31, 2006:

Date of Conversion	Amount of Conversion	Number of Shares	Conversion Share Price
November 7, 2006	$25,000	177,305	$.1410
November 17, 2006	$25,000	169,377	$.1476
December 1, 2006	$25,000	160,979	$.1553
December 18, 2006	$50,000	367,377	$.1361
January 19, 2007	$25,000	183,688	$.1361
February 1, 2007	$25,000	166,445	$.1502
Total	$175,000	1,225,171

The Company will continue to measure the fair value of the warrants and embedded conversion features at each reporting date using the Black-Scholes valuation model based on the current assumptions at that point in time. This calculation has resulted in a fair market value significantly different than the previous reporting period. The increase or decrease in the fair market value of the warrants and embedded conversion feature at each period results in a non-cash income or loss to the other income or loss line item in the Statement of Operations along with a corresponding change in liability.

The Company is required to measure the fair value of the warrants calculated using the Black-Scholes valuation model on the date of each reporting period until the debt is extinguished. On October 31, 2006 the fair value of the warrants was calculated by using the Black-Scholes valuation model with the following assumptions: (i) 4,200,000 warrants at market price of common stock on the date of sale of $0.20 per share, exercise price of $0.287 and (ii) 300,000 warrants at the market price of common stock of $0.20 per share, exercise price of $0.3444 both at risk-free interest rate of 4.56%, expected volatility of 122% and expected life of 4.33 years. The fair value of the warrants was $714,600, or an increase of $499,650 over the $214,950 recorded at inception. This increase of the fair value of the warrants was charged to the Statements of Operations as expenses to Net Change in Fair Value of Common Stock Warrant and Embedded Derivative Liability and credited to Balance Sheet: Common Stock Warrants Liabilities.

Likewise the Company is also required to measure the fair value of the embedded conversion feature allocated to the Debentures liability based upon the Black-Scholes valuation model on the date of each reporting period. On October 31, 2006 the fair value of this feature was based on the following assumptions: (i) the market price convertible at the price equal to 95% of the lowest volume weighted average price of the Common Stock on the market on which the shares are listed or traded during the 30 trading days immediately preceding the date of conversion, or $0.141 on October 31, 2006, (ii) the conversion price of $0.20, (iii) the risk free interest rate of 4.62%, (iv) expected volatility of 127.37% and (v) expected life of 2.333 years. The fair value of the embedded conversion feature was $2,815,293, or an increase of $2,302,428 over the $512,865 recorded at inception. This increase of the fair value of the embedded conversion feature was charged to the Consolidated Statements of Operations expensed as Net Change in Fair Value of Common Stock Warrant and Embedded Derivative Liability and credited to the Embedded Derivative Liability on the Balance Sheet.

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

Upon full payment of the Debentures (through repayment or conversion to equity) the fair value of the warrants on that date will be reclassified to equity.

6. STOCK OPTIONS :

The Company has adopted the Advaxis, Inc. 2002 Stock Option Plan (the "Plan"), which allows for grants up to 8,000 shares of the Company's common stock. This Plan was replaced by the Advaxis 2004 Option Plan, which allows for grants of up to 2,381,525 shares of the Company's common stock. The board of directors adopted and the shareholders approved the Company’s  2005 stock option plan on June 6, 2006, which allows for grants up to 5,600,000 shares of the Company's common stock. Both the 2004 plan and the 2005 plan shall be administered and interpreted by the Company's board of directors

Stock option activity during the periods indicated is as follows:

On November 12, 2004, in connection with the recapitalization (see Note 8), the options granted under the 2002 option plan were canceled, and employees and consultants were granted options of Advaxis under the 2004 plan. The cancellation and replacement had no accounting consequence since the aggregate intrinsic value of the options immediately after the cancellation and replacement was not greater than the aggregate intrinsic value immediately before the cancellation and replacement, and the ratio of the exercise price per share to the fair value per share was not reduced. Additionally, the original options were not modified to accelerate vesting or extend the life of the new options. The table provided in this Note 4 reflects the options on a post recapitalization basis.

A summary of the grants, cancellations and expirations (none were exercised) of the Company’s outstanding options for the periods starting with October 31, 2004 through October 31, 2006 is as follows:

	Shares	Weighted Average Exercise Price	Remaining Life In Years	Aggregate Intrinsic Value
Outstanding as of October 31, 2004	2,389,271	$0.23	8.4
Granted	3,242,547	$0.29
Cancelled or Expired	(789,279)	$0.23
Exercised	—	—
Outstanding as of October 31, 2005	4,842,539	$0.27	8.1	6,867
Granted	2,233,179	$0.22		12,000
Cancelled or Expired	(116,641)	$0.37
Exercised	—	—
Outstanding as of October 31, 2006	6,959,077	$0.25	7.7	$18,867
Vested & Exercisable at October 31, 2006	3,755,910	$0.25	7.3	$6,867

The fair value of options granted for the year ended October 31, 2006 amounted to $301,015.

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

The following table summarizes significant ranges of outstanding and exercisable options as of October 31, 2006 (number outstanding and exercisable in thousands):

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value
$ 0.16-0.18	300	9.9	$0.16	$12,000	0	$0.16	0
0.19-0.21	2,607	6.7	0.20	6,867	1,899	0.20	$6,867
0.24-0.26	760	9.4	0.26	0	50	0.26	0
0.28-0.29	2,970	8.3	0.29	0	1,485	0.29	0
0.35-0.43	322	6.3	0.37		322	0.37

Total	6,959	7.7	$0.25	$18,867	3,756	$0.25	$6,867

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on options with an exercise price less than the Company’s closing stock price of $0.20 as of October 31, 2006, which would have been received by the option holders had those option holders exercised their options as of that date.

A summary of the status of the Company’s nonvested shares as of October 31, 2006, and changes during the twelve months ended October 31, 2006 are presented below:

	Number of Shares	Weighted Average Exercise Price at Grant Date	Weighted Average Remaining Contractual Term (in years)
Non-vested shares at October 31, 2005	2,386,542	$0.29	8.5
Options granted	2,233,179	$0.22	9.4
Options vested	(1,416,554)	$0.25	7.8
Options forfeited or expired	-	-	-
Non-vested shares at October 31, 2006	3,203,167	$0.25	9.0

As of October 31, 2006, there was approximately $381,000 of unrecognized compensation cost related to non-vested stock option awards, which is expected to be recognized over a remaining average vesting period of 2.8 years.

7. COMMITMENTS AND CONTINGENCIES :

Pursuant to multiple consulting agreements and a licensing agreement, the Company is contingently liable for the following:

The Company is obligated to pay $75,000 to its former patent counsel upon receiving financing of $5,000,000 or greater.

The Company is obligated to pay $8,000 to a consultant upon receiving financing of $5,000,000 or greater.

Under an amended and restated 20-year exclusive worldwide (July 1, 2002 effective date) license agreement, the Company is obligated to pay (a) $525,000 in aggregate, divided over a three-year period as a minimum royalty after the first commercial sale of a product. Such payments are not anticipated within the next five years. (b) On December 31, 2008 the Company is also obligated to pay annual license maintenance fees of $50,000 increasing to a maximum of $100,000 per year until the first commercial sale of a licensed product (c) Upon the initiation of a phase III clinical trial and the regulatory approval for the first Licensor product the Company is obligated to pay milestone payments of $400,000 and $600,000, respectively. (d) Upon the achievement of the first sale of a product in certain fields, the Company shall be obligated to pay certain milestone payments, as follows: $2,500,000 shall be due for first commercial sale of the first product in the cancer field (of which $1,000,000 shall be paid within forty-five (45) days of the date of the first commercial sale, $1,000,000 shall be paid on the first anniversary of the first commercial sale; and $500,000 shall be paid on the second anniversary of the date of the first commercial sale). In addition, $1,000,000 shall be due and payable within forty-five (45) days following the date of the first commercial sale of a product in each of the following fields: (a) infectious disease, (b) allergy, (c) autoimmune disease, and (d) any other therapeutic indications for which licensed products are developed. Therefore, the maximum total potential amount of milestone payments is $3,500,000 in a cancer field. The milestone payments related to first sales are not expected prior to obtaining a regulatory approval to market and sell the Company’s vaccines, and such regulatory approval is not expected within the next 5 years. In addition, the Licensor is entitled to receive a non-refundable $157,134 payment of historical license costs. Under a licensing agreement, the Licensor is also entitled to receive royalties of 1.5% on net sales in all countries. In addition, we are obligated to reimburse the Licensor for all attorneys fees, expenses, official fees and other charges incurred in the preparation, prosecution and maintenance of the patents licensed from the Licensor.

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

Also pursuant to our restated and amended license agreement our option terms to license from the Licensor any new future invention conceived by either Dr. Paterson or Dr. Fred Frankel in the vaccine area were extended until June 17, 2009. We intend to expand our intellectual property base by exercising this option and gaining access to such future inventions. Further, our consulting agreement with Dr. Paterson provides, among other things, that, to the extent that Dr. Paterson’s consulting work results in new inventions, such inventions will be assigned to Licensor, and we will have access to those inventions under license agreements to be negotiated. We recently exercised the option and have entered into negotiations to license up to 18 inventions. The license fees, legal expense, and other filing expenses for such 18 inventions are estimated to amount to $400,000 over a period of several years. With each patent the Licensor can negotiate an initiation fee up to $10,000 for each license.

Under a consulting agreement with the Company’s scientific inventor, the Company is obligated to pay $3,000 per month until the Company closes a $3,000,000 equity financing, $5,000 per month pursuant to a $3,000,000 equity financing, $7,000 per month pursuant to a $6,000,000 equity financing, and $9,000 per month pursuant to a $9,000,000 equity financing.

We entered into a sponsored research agreement on December 6, 2006 with Penn and the consultant under which we are obligated to pay $159,598 per year for two years covering the development of potential vaccine candidate based on our Listeria technology as well as other basic research projects.

Under a partial deferral fee payment agreement with the Company’s attorney payment of one half of an invoice for $56,826 is to be deferred until the Company’s closing of the next round of financing, whether debt or equity.

Pursuant to a Clinical Research Service Agreement, the Company is obligated to pay $522,000 to a vendor, of which $215,000 shall be paid upon the occurrence of a $5,000,000 equity financing.

The Company is obligated under a non-cancelable operating lease for laboratory and office space expiring in May 2007 with aggregate future minimum payments due amounting to $39,200.

We have entered a consulting agreement with a biotech consultant. The Agreement commenced on January 7, 2005 and has a six month term, which was extended upon the agreement of both parties. The consultant is to provide three days per month service during the term of the agreement, assist on our development efforts, review our scientific technical and business data and materials and introduce us to industry analysts, institutional investors collaborators and strategic partners. In consideration for the consulting services we are to pay the consultant $2,000 per month.

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

We have entered into an agreement with a consultant to develop and manage our grant writing strategy and application program. Advaxis is to pay the consultant according to a fee structure based on achievement of grants awarded to us at the rate of 6-7% of the grant amount. Advaxis will also pay a fixed consulting fees based on the type of grants submitted, ranging from $5,000 to $7,000 depending on the type of application submitted to the national SBIR and related NIH/NCI programs.

We have entered into a nonexclusive license and bailment agreement with the Regents of the University of California (“UCLA”) to commercially develop products using the XFL7 strain of Listeria monoctyogenes in humans and animals. The agreement is effective for a period of 15 years and renewable by mutual consent of the parties. Advaxis is to pay UCLA an initial licensee fee and annual maintenance fees for use of the Listeria. We may not sell products using the XFL7 strain Listeria other than agreed upon products or sublicense the rights granted under the license agreement without the prior written consent of UCLA.

In July 2003, we entered into an agreement with a biomanufacturing company for the purpose of manufacturing our cervical cancer vaccine Lovaxin C. The agreement was to expire in December 2005 upon the delivery and completion of stability testing of the GMP material for the Phase I trial. The manufacturing (??) company has agreed to convert $300,000 of its existing fees for manufacturing into future royalties from the sales of Lovaxin C at the rate of 1.5% of net sales, with payments not to exceed $1,950,000. In November 2005, in order to cover Lovaxin C on a long-term basis and to cover other drug candidates which we are developing, we entered into a Strategic Collaboration and Long-Term Vaccine Supply Agreement for Listeria Cancer Vaccines, under which the company agreed to manufacture experimental and commercial supplies of our Listeria cancer vaccines.

The Company entered into a consulting agreement with LVEP Management LLC (LVEP) dated as of January 19, 2005, and amended on April 15, 2005, and October 31, 2005, pursuant to which Mr. Roni Appel served as Chief Executive Officer, Chief Financial Officer and Secretary of the Company and was compensated by consulting fees paid to LVEP. LVEP is owned by the estate of Scott Flamm (deceased January 2006), previously, one of our directors and a principal shareholder. Pursuant to an amendment dated December 15, 2006 ("effective date") Mr. Appel resigned as President and Chief Executive Officer and Secretary of the Company on the effective date, but remains as a board member and consultant to the Company. The term of the agreement as amended is 24 months from effective date. Mr. Appel will devote 50% of his time to the company over the first 12 months of the consulting period. Also as a consultant, he will be paid at a rate of $22,500 per month in addition to benefits as provided to other Company officers. He will receive severance payments over an additional 12 months at a rate of $10,416.67 per month and shall be reimbursed for family health care. All his stock options vested fully on the effective date and are exercisable over the option contract life. The Company will record a charge to its statement of operation in 2007 for the effect of the modification of these options. Also, Mr. Appel was issued 1,000,000 shares of our common stock. He will receive a $250,000 bonus of which $100,000 is to be paid on January 2, 2007 and the remainder is to be paid on June 1, 2007.

We have entered into a consulting agreement with a consultant, whereby he will assist us in the preparation and refinement of our marketing summary and presentation materials and introduce us to pre-defined pharmaceutical and biotechnology companies which may be interested in strategic partnerships. The consultant will receive a monthly cash fee of $1,500 and approved expenses, and, in addition, success based compensation payable in cash and stock ranging from 5% to 4% of transaction proceeds, upon completion of a transaction with a strategic partner introduced by the consultant. The agreement will be effective until July 12, 2007.

We have entered into a master service agreement with Apothecaries Limited on September 20, 2006, a contract research organization (CRO) for the purpose of providing us with clinical trial management services in the country of India in connection with our Phase I/II clinical trial in Lovaxin C. Under the agreement we will pay Apothecaries amounts based on certain criteria detailed in the agreement such as clinical sites qualified ($1,500 per site), submitting and obtaining regulatory approval ($17,000), and numbers of patients enrolled to the clinical trial ($7,500 for each treated patient). If regulatory approval shall be obtained and 10 patients shall be recruited and treated in 6 clinical sites, we shall pay Apothecaries a total of $101,000.

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

We entered into an agreement with Investor Relations Group (IRG) whereby IRG will serve as an investor relations and public relations consultant. The agreement is on a month to month basis. In consideration for performing its services, SGI is to be paid $10,000 per month plus out of pocket expenses, and 200,000 common shares over a period of 18 months commencing October 1, 2005, provided the agreement has not terminated. Through October 31, 2006 we issued 99,999 shares out of the 133,332 vested shares as per the agreement.

We entered into a time and material agreement with a consulting firm to provide biologics regulatory consulting services to the Company in support of the IND submission to the FDA. The tasks to be performed under this Agreement are to be agreed to in advance by the Company and consulting firm. The term of the agreement is from June 1, 2006 to June 1, 2007.

Thomas Moore, effective December 15, 2006, agreed to terms with the Company whereby he was named CEO and Chairman. He may also nominate one additional Board Member of his choice subject to the By-Laws. Mr. Moore is to receive a salary of $250,000 annually. Subject to a financial raise by the Company of $4,000,000, Mr. Moore’s annual salary is to increase to $350,000 and he is to be granted 750,000 shares of common stock. He is to receive an additional grant of 750,000 shares of common stock upon the raise of an additional $6,000,000. He is also to receive a grant of 2,400,000 options at the price of $0.143 per share as of December 15, 2006 to vest monthly over 2 years. If he is unsuccessful in the Company completing a financing of at least $4,000,000 by June 2007, he is to tender his resignation and return all options and receive no severance. Moore is eligible to receive an additional grant of 1,500,000 shares if the common stock is $0.40 per share or higher over 40 consecutive days.

The Company entered into an employment agreement with Dr. Vafa Shahabi PhD to become Head of Director of Science effective March 1, 2005, terminable on 30 days notice. Her current compensation is $115,000 per annum with a potential bonus of $20,000. In January 2006 she was paid a bonus in stock with a market value of $14,800. In addition, Dr. Shahabi received, commencing July 1, 2006, a $20,000 per annum salary increase payable in shares to be issued every July 1 and January 1 (at a price of not less than $0.20 per share). She was granted 150,000 options on her being employed plus 250,000 options in fiscal year 2006.

The Company entered into an employment agreement with Dr. John Rothman, PhD to become Vice President of Clinical Development effective March 7, 2005 for a term of one year ending February 28, 2006 and terminable on 30 days notice. His compensation is $170,000 per annum, to increase to $180,000 per annum upon the closing of a $15 million equity financing of the Company. Upon meeting incentives to be set by the Company, he will receive a bonus of up to $45,000. In fiscal year 2006 he was paid a bonus of $10,000 in cash plus $14,800 in shares of common stock. Effective January 1, 2006 his salary increased by $30,000 annually payable in stock to be issued every July 1 st and January 1 st (at a price of not less than $0.20 per share). In addition, Dr. Rothman was granted 360,000 stock options per his employment agreement and was granted 150,000 options in March 2006.

The Company entered into an employment agreement with Fred Cobb to become Vice President of Finance effective February 20, 2006 terminable on 30 days notice. His compensation is $140,000 per annum. Upon meeting incentives to be set by the Company, he is to receive a bonus of up to $28,000. In July 1, 2006 his annual salary annually increased by $20,000 payable in shares of common stock to be issued every July 1 st and January 1 st. In addition, Mr. Cobb was granted 150,000 stock options pursuant to his employment agreement and was granted an additional 150,000 options in March 2006.

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

Cerus has filed an opposition against European Patent Application Number 0790835 (EP 835 Patent) which was granted by the European Patent Office and which is assigned to The Trustees of the University of Pennsylvania and exclusively licensed to us. Cerus’ allegations in the Opposition are that the EP 835 Patent, which claims a vaccine for inducing a tumor specific antigen with a recombinant live Listeria, is deficient because of (i) insufficient disclosure in the specifications of the granted claims, (ii) the inclusion of additional subject matter in the granted claims, and (iii) a lack of inventive steps of the granted claims of the EP 835 Patent. On November 29, 2006, following oral proceedings, the Opposition Division of the European Patent Office determined that the claims of the patent as granted should be revoked due to lack of inventive steps under European Patent Office rules based on certain prior art publications. This decision has no material effect upon our ability to conduct business as currently contemplated. We will review the formal written decision in order to evaluate whether to file an appeal. In the event of an appeal there is no assurance that it will be successful. If such ruling is upheld on appeal, our patent position in Europe may be eroded. The likely result of such decision will be increased competition for us in the European market for recombinant live Listeria based vaccines for tumor specific antigens. Regardless of the outcome, we believe that our freedom to operate in Europe, or any other territory, for recombinant live Listeria based vaccine for tumor specific antigen products will not be diminished.

The Company is involved in various claims and legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate outcome of these matters would not have a material adverse impact on the financial position of the Company or the results of its operations.

8.  INCOME TAXES:

The Company has a net operating loss carry forward of approximately $5,227,000 at October 31, 2006 available to offset taxable income through 2026.

The tax effects of loss carry forwards give rise to a deferred tax asset and a related valuation allowance at October 31, 2006 as follows:

Net operating losses	$2,090,711
Stock based compensation	182,086
Less valuation allowance	(2,272,797)
Deferred tax asset	$-0-

The difference between income taxes computed at the statutory federal rate of 34% and the provision for income taxes relates to the following:

	Year ended October 31, 2005	Year ended October 31, 2006	Period from March 1, 2002 (inception) to October 31, 2006

Provision at federal statutory rate	34%	34%	34%
Valuation allowance	(34)	(34)	(34)
	-0-%	-0-%	-0-%

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

9.  RECAPITALIZATION:

On November 12, 2004, Great Expectations and Associates, Inc. ("Great Expectations") acquired the Company through a share exchange and reorganization (the "Recapitalization"), pursuant to which the Company became a wholly owned subsidiary of Great Expectations. Great Expectations acquired (i) all of the issued and outstanding shares of common stock of the Company and the Series A preferred stock of the Company in exchange for an aggregate of 15,597,723 shares of authorized, but theretofore unissued, shares of common stock, no par value, of Great Expectations; (ii) all of the issued and outstanding warrants to purchase the Company's common stock, in exchange for warrants to purchase 584,885 shares of Great Expectations; and (iii) all of the issued and outstanding options to purchase the Company's common stock in exchange for an aggregate of 2,381,525 options to purchase common stock of Great Expectations, constituting approximately 96% of the common stock of Great Expectations prior to the issuance of shares of common stock of Great Expectations in the private placement described below. Prior to the closing of the Recapitalization, Great Expectations performed a 200-for-1 reverse stock split, thus reducing the issued and outstanding shares of common stock of Great Expectations from 150,520,000 shares to 752,600 shares. Additionally, 752,600 shares of common stock of Great Expectations were issued to the financial advisor in connection with the Recapitalization. Pursuant to the Recapitalization, there were 17,102,923 common shares outstanding in Great Expectations. As a result of the transaction, the former shareholders of Advaxis are the controlling shareholders of the Company. Additionally, prior to the transaction, Great Expectations had no substantial assets. Accordingly, the transaction is treated as a recapitalization, rather than a business combination. The historical financial statements of Advaxis are now the historical financial statements of the Company. Historical shareholders' equity (deficiency) of Advaxis has been restated to reflect the recapitalization, and include the shares received in the transaction.

On November 12, 2004, the Company completed an initial closing of a private placement offering (the “Private Placement”), whereby it sold an aggregate of $2.925 million   worth of units to accredited investors. Each unit was sold for $25,000 (the “Unit Price”) and consisted of (a) 87,108 shares of common stock and (b) a warrant to purchase, at any time prior to the fifth anniversary following the date of issuance of the warrant, 87,108 shares of common stock at a price equal to $0.40 per share of common stock (a “Unit”). In consideration of the investment, the Company granted to each investor certain registration rights and anti-dilution rights. Also, in November 2004, the Company converted approximately $618,000 of aggregate principal promissory notes and accrued interest outstanding into Units.

On December 8, 2004, the Company completed a second closing of the Private Placement, whereby it sold an aggregate of $200,000 of Units to accredited investors.

On January 4, 2005, the Company completed a third and final closing of the Private Placement, whereby it sold an aggregate of $128,000 of Units to accredited investors.

Pursuant to the terms of a investment banking agreement, dated March 19, 2004, by and between the Company and Sunrise Securities, Corp. (the “Placement Agent”), the Company issued to the Placement Agent and its designees an aggregate of 2,283,445 shares of common stock and warrants to purchase up to an aggregate of 2,666,900 shares of common stock. The shares were issued as part consideration for the services of the Placement Agent, as placement agent for the Company in the Private Placement. In addition, the Company paid the Placement Agent a total cash fee of $50,530.

On January 12, 2005, the Company completed a second private placement offering whereby it sold an aggregate of $1,100,000 of units to a single investor. As with the Private Placement, each unit issued and sold in this subsequent private placement was sold at $25,000 per unit and comprised (i) 87,108 shares of common stock, and (ii) a five-year warrant to purchase 87,108 shares of our common stock at an exercise price of $0.40 per share. Upon the closing of this second private placement offering the Company issued to the investor 3,832,753 shares of common stock and warrants to purchase up to an aggregate of 3,832,753 shares of common stock.

ADVAXIS, INC
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

The aggregate sale from the four private placements was $4,353,000, which was netted against transaction costs of $329,673 for net proceeds of $4,023,327.

Pursuant to a Securities Purchase Agreement dated February 2, 2006 ($1,500,000 principal amount) and March 8, 2006 ($1,500,000 principal amount) we issued to Cornell Capital Partners, LP (“Cornell”) $3,000,000 principal amount of the Company’s Secured Convertible Debentures due February 1, 2009 (the “Debentures”) at face amount, and five year Warrants to purchase 4,200,000 shares of Common Stock at the price of $0.287 per share and five year B Warrants to purchase 300,000 shares of Common Stock at a price of $0.3444 per share.

The Debentures are convertible at a price equal to the lesser of (i) $0.287 per share (“Fixed Conversion Price”), or (ii) 95% of the lowest volume weighted average price of the Common Stock on the market on which the shares are listed or traded during the 30 trading days immediately preceding the date of conversion (“Market Conversion Price”). Interest is payable at maturity at the rate of 6% per annum in cash or shares of Common Stock valued at the conversion price then in effect.

Cornell has agreed that (i) it will not convert the Debenture or exercise the Warrants if the effect of such conversion or exercise would result in its and its affiliates’ holdings of more than 4.9% of the outstanding shares of Common Stock, (ii) neither it nor its affiliates will maintain a short position or effect short sales of the Common Stock while the Debentures are outstanding, and (iii) no more than $300,000 principal amount of the Debenture may be converted at the Market Conversion Price during a calendar month.

ADVAXIS, INC.

Common Stock

PROSPECTUS
June 14,  2007